      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                         CAROLINA POWER & LIGHT COMPANY

             (Exact name of registrant as specified in its charter)

            NORTH CAROLINA                                4911                              56-0165465
       (State of Incorporation)               (Primary Standard Industrial               (I.R.S. Employer
                                                 Classification Number)               Identification Number)

                            411 FAYETTEVILLE STREET
                       RALEIGH, NORTH CAROLINA 27601-1748
                                 (919) 546-6111
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             WILLIAM CAVANAUGH III
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
               ROBERT B. MCGEHEE, ESQ., EXECUTIVE VICE PRESIDENT
                              AND GENERAL COUNSEL
                            411 FAYETTEVILLE STREET
                       RALEIGH, NORTH CAROLINA 27601-1748
                                 (919) 546-6111

(Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

  It is respectfully requested that the Commission send copies of all notices, orders and communications to:

              TIMOTHY S. GOETTEL, ESQ.                               ALFRED E. CLEVELAND, ESQ.
                  HUNTON & WILLIAMS                     MCCOY, WEAVER, WIGGINS CLEVELAND & RAPER, P.L.L.C.
            421 FAYETTEVILLE STREET MALL                                 202 FAIRWAY DRIVE
            RALEIGH, NORTH CAROLINA 27601                       FAYETTEVILLE, NORTH CAROLINA 28305
                   (919) 899-3094                                         (910) 483-8104

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Inspection G, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                       PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS           AMOUNT TO BE        OFFERING PRICE          AGGREGATE            AMOUNT OF
OF SECURITIES TO BE REGISTERED      REGISTERED(1)          PER SHARE         OFFERING PRICE     REGISTRATION FEE(2)
-------------------------------------------------------------------------------------------------------------------
Common Stock, no par value.....       9,200,000               N/A             $332,117,749            $26,744
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement covers (i) the maximum number of shares of common stock of the Registrant issuable in connection with the merger described herein and (ii) the maximum number of shares of common stock that the Registrant has reserved for issuance under the dividend reinvestment plan, the long term incentive plan, the employee stock purchase plan, and other arrangements of NCNG which may be assumed by the Registrant upon consummation of the merger but which may or may not be issued prior to consummation of the merger. This Registration Statement covers the number of shares of CP&L common stock that is estimated to be at least as large as the number of shares of NCNG common stock expected to be outstanding at the effective time of the merger Additionally, this registration statement covers additional shares of the common stock of the registrant that may be issued to prevent dilution resulting from a stock split, stock dividend, or similar transaction involving the common stock of the registrant, pursuant to Rule 416.
(2) The registration fee was calculated in accordance with Rule 457(f)(1) based on the average of the high and low sale prices for shares of NCNG common stock on the New York Stock Exchange on May 7, 1999. Pursuant to Rule 457(b), the total fee required of $92,329 has been reduced by the $65,585.62 filing fee previously paid at the time of filing of preliminary proxy materials by North Carolina Natural Gas Corporation on January 11, 1999.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(CP&L LOGO)                                                          (NCNG LOGO)

 PROSPECTUS                                             PROXY STATEMENT

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

     You are cordially invited to attend a special meeting of shareholders of North Carolina Natural Gas Corporation on June 29, 1999, at 10:00 a.m., local time, at the Radisson Prince Charles Hotel, 450 Hay Street, Fayetteville, North Carolina. Only shareholders of record as of the close of business on May 10, 1999, are entitled to attend and vote at the special meeting.

     Your board of directors and Carolina Power & Light Company's board of directors have agreed on a merger. The merger is structured so that NCNG will become a subsidiary of CP&L. You will receive a fraction of a share of CP&L common stock for each share of NCNG common stock you own based upon an exchange ratio ranging from 0.7032 to 0.8594. The exchange ratio is designed to give you approximately $35.00 per NCNG share in market value of CP&L common stock.

     The exact exchange ratio and value of the CP&L common stock you will receive in the merger will not be determined until the merger is completed. Based on the range of exchange ratios above, we estimate that the shares of CP&L common stock to be issued to NCNG shareholders will represent between approximately 4% and 6% of the outstanding CP&L common stock after the merger.

     The merger cannot be completed without the approval of a majority of the outstanding shares of NCNG common stock. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without identifying how you want to vote, your proxy will be counted as a vote "FOR" the merger.

     This document provides you with detailed information about the proposed merger. Please read this entire document carefully. You may obtain additional information about NCNG and CP&L from documents filed with the Securities and Exchange Commission.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND HAS CONCLUDED THAT THE MERGER IS IN THE BEST INTEREST OF NCNG SHAREHOLDERS. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER PROPOSAL.

(Calvin B. Wells Signature)

Calvin B. Wells
Chairman of the Board & Chief Executive Officer
North Carolina Natural Gas Corporation

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE MERGER OR THE CP&L COMMON STOCK TO BE ISSUED UNDER THIS DOCUMENT OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROXY STATEMENT/PROSPECTUS IS DATED MAY 10, 1999 AND WAS FIRST MAILED TO NCNG SHAREHOLDERS ON OR ABOUT MAY 14, 1999.

                     NORTH CAROLINA NATURAL GAS CORPORATION

                   ------------------------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                   ------------------------------------------

     North Carolina Natural Gas Corporation will hold a special meeting of shareholders on June 29, 1999, at 10:00 a.m., local time, at the Radisson Prince Charles Hotel, 450 Hay Street, Fayetteville, North Carolina. Shareholders of record on May 10, 1999 are entitled to consider and vote at the special meeting on the following proposals:

     1. To approve an agreement and plan of merger, dated as of November 10, 1998, as amended and restated as of April 22, 1999, by and among North Carolina Natural Gas Corporation, a Delaware corporation, Carolina Power & Light Company, a North Carolina corporation, and Carolina Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Carolina Power & Light Company.

     2. Any other matters that may properly come before the special meeting, or any adjournments or postponements of the special meeting.

     WE INVITE YOU TO ATTEND THE SPECIAL MEETING. IF YOU HAVE SHARES REGISTERED IN THE NAME OF A BROKERAGE FIRM, TRUSTEE OR OTHER NOMINEE AND YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE OBTAIN FROM THE REGISTERED HOLDER A LETTER, ACCOUNT STATEMENT OR OTHER EVIDENCE OF YOUR BENEFICIAL OWNERSHIP OF THOSE SHARES TO FACILITATE YOUR ADMITTANCE TO THE MEETING.

     IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING REGARDLESS OF THE NUMBER OF SHARES YOU OWN. TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. YOUR PROXY MAY BE REVOKED IN THE MANNER DESCRIBED IN THE PROXY STATEMENT-PROSPECTUS ACCOMPANYING THIS NOTICE AT ANY TIME BEFORE THE PROXY HAS BEEN VOTED AT THE SPECIAL MEETING.

                                          By Order of the Board of Directors

                                          (Barbara J. Caudill Signature)

                                          Barbara J. Caudill
                                          Assistant Corporate Secretary

May 14, 1999
Fayetteville, North Carolina

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER......................    1
SUMMARY.....................................................    2
  The Companies.............................................    2
  What You Will Receive in the Merger.......................    2
  NCNG's Reasons for the Merger.............................    3
  The Merger Agreement......................................    3
  Comparative Per Share Market Price and Dividend
     Information............................................    3
  Opinion of the Financial Advisor to the NCNG Board........    3
  Regulatory Approvals......................................    4
  Conditions to the Merger..................................    4
  Termination of the Merger Agreement.......................    4
  Termination Fee...........................................    4
  Important Federal Income Tax Consequences.................    4
  Accounting Treatment......................................    5
  Other Interests of NCNG Officers and Directors in the
     Merger.................................................    5
  Where You Can Find More Information.......................    5
  Comparative Per Share Information.........................    6
  CP&L -- Selected Historical Financial Information.........    8
  NCNG -- Selected Historical Financial Information.........    9
A CAUTION ABOUT FORWARD-LOOKING STATEMENTS..................   10
WHAT INFORMATION YOU SHOULD RELY ON.........................   11
THE NCNG SPECIAL MEETING....................................   12
  Date and Purpose of the Special Meeting...................   12
  Record Date for the Special Meeting and Who is Entitled to
     Vote at the Special Meeting............................   12
  Voting by Proxy and How to Revoke Your Proxy..............   13
  Solicitation of Proxies...................................   13
THE MERGER..................................................   14
  General Description of the Merger; Effective Time.........   14
  What You Will Receive in the Merger.......................   14
  Cash Payments for Fractional Shares of CP&L Common
     Stock..................................................   15
  Illustrations of Exchange Ratio Application and Value to
     be Received............................................   15
  No Dissenters' Appraisal Rights...........................   16
  Accounting for the Merger Under the Purchase Method.......   16
  Restrictions on Resales by NCNG Affiliates................   17
  Material Federal Income Tax Consequences..................   17
  Procedures for Exchanging NCNG Certificates for CP&L
     Certificates...........................................   18
  Background and Negotiation of the Merger..................   19
  Reasons of NCNG for Agreeing to the Merger with CP&L......   22
  Reasons of CP&L for Agreeing to the Merger with NCNG......   23
  Opinion of NCNG Financial Advisor that the Merger is Fair
     from a Financial Point of View.........................   23
  Interests of NCNG Officers and Directors in the Merger....   30
  Regulatory Approvals Required to Complete the Merger......   31
  Other Significant Conditions to the Merger that Must be
     Fulfilled or Waived....................................   32
  Covenants of Each of NCNG and CP&L; Conduct of Business
     Prior to the Effective Time............................   34
  NCNG May Not Solicit Alternative Proposals................   36
  Amendment and Waiver......................................   36
  Termination of the Merger Agreement; Termination Fee......   37

                                       (i)

  Indemnification of the Companies..........................   38
MARKET PRICES AND DIVIDENDS PAID............................   39
INFORMATION ABOUT NCNG......................................   39
INFORMATION ABOUT CP&L......................................   40
DESCRIPTION OF CP&L CAPITAL STOCK...........................   40
  Authorized and Outstanding CP&L Capital Stock.............   40
  CP&L Common Stock.........................................   41
  Transfer Agent and Registrar..............................   42
COMPARATIVE RIGHTS OF NCNG SHAREHOLDERS AND CP&L
  SHAREHOLDERS..............................................   42
  Authorized Capital........................................   42
  Required Shareholder Votes for Certain Transactions.......   42
  Anti-Takeover Laws and Provisions.........................   42
  Size, Classification and Terms of Board of Directors......   45
  Removal of Directors......................................   45
  Dividends and Other Distributions.........................   45
  Special Shareholder Meetings..............................   46
  Shareholder Proposal Procedures...........................   46
  Director and Officer Liability; Indemnification...........   46
  Amendment of Charter......................................   47
  Amendment of Bylaws.......................................   48
NO VOTE REQUIRED FOR CP&L SHAREHOLDERS......................   48
LEGAL MATTERS...............................................   48
EXPERTS.....................................................   49
OTHER MATTERS...............................................   49
WHERE YOU CAN FIND MORE INFORMATION.........................   49
ANNEX A: AMENDED AND RESTATED AGREEMENT AND PLAN OF
  MERGER....................................................  A-1
ANNEX B: OPINION OF NCNG FINANCIAL ADVISOR..................  B-1

                                      (ii)

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHAT WILL HAPPEN TO NCNG AS A RESULT OF THE MERGER?

A:  If the merger is completed, NCNG will become a subsidiary of CP&L.

Q:  WHEN DO NCNG AND CP&L EXPECT THE MERGER TO BE COMPLETE?

A: NCNG and CP&L are working to complete the merger as quickly as possible. We hope to complete the merger in mid-1999.

Q:  WHAT DO I NEED TO DO NOW?

A: You should carefully read and consider the information contained in this document. You should complete and sign your proxy and return it in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. Failing to vote in person or by proxy will have the same effect as a vote against the merger agreement.

Q:  AM I ENTITLED TO APPRAISAL RIGHTS?

A: No. Under Delaware law, you are not entitled to dissenters' rights of appraisal or other rights to demand fair value for your shares in cash by reason of the merger.

Q:  WHAT IS THE REQUIRED VOTE TO APPROVE THE MERGER?

A: The merger must be approved by the holders of a majority of shares of NCNG common stock entitled to vote at the special meeting. North Carolina law does not require CP&L shareholders to approve the merger.

Q:  CAN I CHANGE MY VOTE AFTER I MAIL MY
    SIGNED PROXY?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, your can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to NCNG at the address on page 13. Third, you can attend the special meeting and vote in person.

Q: MY SHARES ARE HELD IN "STREET NAME." WILL MY BROKER VOTE MY SHARES ON THE MERGER?

A: A broker will vote your shares on the merger agreement only if you provide your broker with instructions on how to vote. You should follow the directions provided by your broker(s) regarding how to instruct brokers to vote the shares.

Q:  SHOULD I SEND IN MY CERTIFICATES NOW?

A: No. After the merger is completed, CP&L will send written instructions to you for exchanging your stock certificates. YOU SHOULD NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY.

Q:  WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have any questions about the merger or if you need additional copies of this document or the enclosed proxy, you should contact Barbara J. Caudill, NCNG's Assistant Corporate Secretary, at (910) 323-6204.

                                    SUMMARY

     This summary highlights material information from this document. It does not contain all of the detailed information that may be important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other documents to which we refer. For more information about NCNG and CP&L, see "Where You Can Find More Information" on page 49. Each item in this summary refers to the pages where that subject is discussed more fully.

THE COMPANIES (PAGES 39-40)

Carolina Power & Light Company
411 Fayetteville Street
Raleigh, North Carolina 27601
(919) 546-6111

     CP&L is an electric utility company. It provides electric service and other related services to more than 1.2 million customers in central and eastern North Carolina, the Asheville area of North Carolina and the Pee Dee Region of South Carolina. It was incorporated in July 1908 under the laws of the State of North Carolina.

     At December 31, 1998, CP&L had total consolidated assets of approximately $8.3 billion and total consolidated common shareholders' equity of approximately $2.9 billion.

North Carolina National Gas Corporation
150 Rowan Street
Fayetteville, North Carolina 28301
(910) 483-0315

     NCNG is a natural gas utility company. Its business is the sale and transportation of natural gas to residential, commercial, industrial and electric power generation customers. NCNG provides natural gas, propane and related services to more than 173,000 customers in 86 towns and cities and on four municipal gas distribution systems in south central and eastern North Carolina. NCNG was organized in 1955 under the laws of the State of Delaware.

     At December 31, 1998, NCNG had total consolidated assets of approximately $286.9 million and total consolidated shareholders' equity of approximately $126.2 million.

WHAT YOU WILL RECEIVE IN THE MERGER (PAGE 14)

     In the merger, each share of NCNG common stock will convert automatically into a fractional share of CP&L common stock according to an exchange ratio.

     The exchange ratio is a number designed to provide each NCNG shareholder with approximately $35.00 worth of CP&L common stock for each share of NCNG common stock owned. The value received will be more or less than $35.00 if, just prior to completion of the merger, the CP&L common stock price exceeds $49.775 or is less than $40.725. The exchange ratio will be no less than 0.7032 and no greater than 0.8594.

     Although the exchange ratio and the number of shares of CP&L common stock to be issued in the merger cannot be determined at this time, based on the minimum and maximum exchange ratios and assuming no change in the number of outstanding shares of each company, former NCNG shareholders would own between 4% and 6% of CP&L's common stock immediately after the merger.

     CP&L will issue only whole shares. You will receive cash based on the market price for CP&L common stock after closing for any fractional share resulting from the application of the exchange ratio.

     The following table gives you illustrative examples of the exchange ratio and the corresponding value per NCNG share at stated CP&L average market prices.

    AVERAGE CP&L                           $ VALUE PER
    MARKET PRICE*      EXCHANGE RATIO      NCNG SHARE
    -------------      --------------      -----------
       $35.00              0.8594            $30.08
       $38.00              0.8594            $32.66
       $40.725             0.8594            $35.00
       $44.00              0.7955            $35.00
       $45.00              0.7778            $35.00
       $46.00              0.7609            $35.00
       $47.00              0.7447            $35.00
       $49.775             0.7032            $35.00
       $53.00              0.7032            $37.27
       $55.00              0.7032            $38.68
    On May 10, 1999, the date of this document:
       $38.66              0.8594            $33.22

------------------

* The average CP&L market price will be calculated based upon the average closing price of CP&L common stock on the NYSE for the 20 consecutive trading days ending 5 trading days prior to the completion of the merger.

NCNG'S REASONS FOR THE MERGER (PAGE 22)

     The NCNG board believes that the merger is in the best interest of NCNG's shareholders, and that it offers strategic and financial benefits to NCNG and CP&L as well as to their customers and to the service territories in which CP&L and NCNG do business. In reaching its decision, the NCNG board considered the following factors, among other things:

- the merger presents an opportunity for NCNG shareholders to obtain common stock in a larger, more diversified enterprise with significantly greater liquidity;

- the merger presents an opportunity for NCNG's shareholders to achieve enhanced future earnings and dividend growth;

- the merger is expected to be tax-free for federal income tax purposes to NCNG shareholders, except on any cash received for fractional shares; and

- the opinion of NCNG's financial advisor, Salomon Smith Barney Inc., that the exchange ratio is fair to NCNG shareholders from a financial point of view.

THE MERGER AGREEMENT (PAGE 14)

     The merger agreement is attached as Annex A to this document. We encourage you to read the merger agreement because it is the legal document that governs the merger. The merger agreement provides for the merger of a CP&L subsidiary into NCNG. NCNG will remain in existence, but as a wholly-owned subsidiary of CP&L. The NCNG shareholders will become shareholders of CP&L.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION (PAGE 39)

     Shares of CP&L common stock are listed on the NYSE and the Pacific Exchange. Shares of NCNG common stock also are listed on the NYSE. On November 10, 1998, the last trading day prior to the public announcement of the proposed merger, CP&L common stock closed at $47.5625 per share on the NYSE, and NCNG common stock closed at $23.625 per share on the NYSE. On May 7, 1999, CP&L common stock closed at $42.19 per share and NCNG common stock closed at $32.81 per share on the NYSE.

     Based on CP&L's recent dividend history your per share dividends are expected to increase. The annualized cash dividend of NCNG for the twelve months ended December 31, 1998 was $1.00 per share. The December 31, 1998 annualized pro forma equivalent dividend would have been $1.45 per share.

OPINION OF THE FINANCIAL ADVISOR TO THE NCNG BOARD (PAGE 23)

     The NCNG board has retained Salomon Smith Barney as its financial advisor in connection with the merger and to assist NCNG's board of directors in evaluating the financial terms of the merger. Salomon Smith Barney has rendered its opinion to the NCNG board that the exchange ratio specified in the merger agreement is fair, from a financial point of view, to NCNG shareholders. The opinion was delivered to the NCNG board at its meeting on November 10, 1998, and Salomon Smith

Barney is expected to reconfirm its opinion on or about the date of this document.

     NCNG SHAREHOLDERS SHOULD READ SALOMON SMITH BARNEY'S OPINION, ATTACHED AS ANNEX B, IN ITS ENTIRETY. THE OPINION DISCUSSES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN RENDERING THE OPINION.

REGULATORY APPROVALS (PAGE 31)

     CP&L and NCNG have jointly filed applications with the U.S. Justice Department and the Federal Trade Commission as required by federal law. The North Carolina Utilities Commission and The Public Service Commission of South Carolina must approve the merger and the related issuance of CP&L common stock. Applications for the state approvals have been filed.

CONDITIONS TO THE MERGER (PAGE 32)

     The merger will not be completed unless customary conditions are satisfied or waived by CP&L and NCNG. Examples of customary conditions include shareholder approval, the delivery of tax opinions and the absence of governmental action to block the merger.

TERMINATION OF THE MERGER AGREEMENT (PAGE 37)

     The boards of directors of NCNG and CP&L can agree at any time to terminate the merger agreement before completing the merger, even if the NCNG shareholders have voted to approve it.

     The merger agreement may be terminated:

- if the necessary governmental approvals are not obtained or if a court or other government body issues an order blocking the merger.

- if the merger is not completed by December 31, 1999;

- if the NCNG shareholders do not approve the merger agreement;

- if either company violates, in a material way, any of its representations, warranties or obligations under the merger agreement and that violation has not been corrected as permitted by the merger agreement; or

- if a third party offers to NCNG a bona fide acquisition proposal that the NCNG board believes, in good faith after consultation with its financial advisor, is more favorable, from a financial point of view, than the CP&L proposal and CP&L does not make a new proposal that the NCNG board believes is at least as favorable, from a financial point of view, to the NCNG shareholders.

TERMINATION FEE (PAGE 37)

     CP&L is entitled to be paid a termination fee of $10 million by NCNG if the merger agreement is terminated for any one of the following reasons:

- CP&L terminates the merger agreement because the merger has not been completed by December 31, 1999 due to the failure of NCNG to use its best efforts to obtain NCNG shareholder approval, to use its best efforts to complete the merger promptly or to use all commercially reasonable efforts to make all required regulatory filings and to provide information in connection with those filings;

- a qualified competing proposal has been made to NCNG's board or the NCNG shareholders and CP&L does not modify its proposal to meet those terms within the allotted time; or

- the NCNG board withdraws its recommendation that you approve the merger agreement.

IMPORTANT FEDERAL INCOME TAX CONSEQUENCES (PAGE 17)

     The receipt of CP&L common stock in the merger will generally be tax free to NCNG shareholders for United States federal income tax purposes, except for cash received for fractional shares. To review the tax conse-quences of the merger in greater detail please read the tax discussion beginning on page 17.

ACCOUNTING TREATMENT (PAGE 16)

     We expect the merger to be accounted for as a purchase for accounting and financial reporting purposes in accordance with generally accepted accounting principles.

OTHER INTERESTS OF NCNG OFFICERS AND DIRECTORS IN THE MERGER (PAGE 30)

     In considering the NCNG board's recommendation that you vote for the merger agreement, you should be aware that the NCNG officers and directors identified in this document have interests in the merger that are different from, or in addition to, their rights as NCNG shareholders.

WHERE YOU CAN FIND MORE INFORMATION (PAGE 49)

     If you would like more information about NCNG or CP&L, it can be found in documents filed by each company with the SEC. These documents are identified on page 50. Pages 50-51 provide instructions on how you can obtain copies of them.

COMPARATIVE PER SHARE INFORMATION (UNAUDITED)

     The following table presents per share data for CP&L and NCNG for the stated period. It also shows per share information assuming that the merger had occurred, referred to as "pro forma" information. NCNG's fiscal year ends on September 30 and CP&L's on December 31. The table shows pro forma information for the year ended December 31, 1998. As a result, NCNG's financial information has been conformed to CP&L's fiscal year end.

     The fair value of the consideration paid and the number of CP&L shares issued will be determined at the closing date. Under the merger agreement, NCNG shareholders will receive between 0.7032 and 0.8594 shares of CP&L common stock for each share of NCNG common stock they hold. The pro forma information has been prepared as if each holder of NCNG common stock received 0.7417 share of CP&L common stock, which was determined by using the exchange ratio as if the merger had been completed on December 31, 1998. The pro forma purchase price of approximately $355 million has been computed based on the pro forma CP&L shares issued of approximately 7,529,000 multiplied by $47.19, the CP&L common stock market price used in setting the pro forma exchange ratio. For more information on the exchange ratio please refer to pages 14-15.

     The pro forma purchase price of approximately $355 million has been adjusted for estimated transaction costs of approximately $4 million, resulting in a pro forma adjusted purchase price of approximately $359 million to be allocated to the assets and liabilities of NCNG at their fair values. The allocation of the purchase price is preliminary and subject to change. The fair values of the rate-regulated net assets acquired are considered to be equivalent to the book value since book value represents the amount that will be recoverable through regulated rates. For pro forma computations, the fair values of the non-regulated net assets are assumed to equal the book value. Accordingly, the only adjustment to the carrying value of NCNG's net assets reflects transaction costs and severance liabilities totaling approximately $4 million. Pro forma goodwill of approximately $237 million has been amortized over a 40-year life. The pro forma earnings per common share information has been prepared using the purchase accounting assumptions described above, but applied as if the merger had occurred on January 1, 1998.

     Amounts shown as "Pro forma equivalent" are computed by multiplying the "Pro forma combined" information by the assumed exchange ratio of 0.7417. A 1/8% change in the assumed exchange ratio would not change the pro forma combined information and would result in a maximum change of $0.02 per share to the pro forma equivalent information.

     While we expect that the merger will provide the combined companies with reduced operating expenses and opportunities to increase revenue, we have not reflected those anticipated benefits in the pro forma information. In addition, CP&L may incur expenses as a result of the merger, but the pro forma information does not reflect any expenses in addition to those discussed above. Therefore, the pro forma information, while helpful in illustrating the financial results of the combined companies under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined companies would have performed if the merger had occurred prior to the stated period.

     We based the information in the following table on the historical information of NCNG and CP&L included in prior filings with the SEC. When you read the summary financial information we provide in the following tables, you also should read the historical financial information in other documents to which we refer. See "Where You Can Find More Information" on page 49.

                 COMPARATIVE PER SHARE INFORMATION (UNAUDITED)

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1998
                                                              -----------------
EARNINGS PER COMMON SHARE(BASIC AND DILUTED)
  CP&L
     Historical.............................................       $ 2.75
     Pro forma combined for the merger......................       $ 2.69
  NCNG
     Historical.............................................       $ 1.65
     Pro forma equivalent for the merger....................       $ 2.00
CASH DIVIDENDS DECLARED PER COMMON SHARE
  CP&L
     Historical.............................................       $1.955
     Pro forma combined for the merger(1)...................       $1.955
  NCNG
     Historical.............................................       $1.000
     Pro forma equivalent for the merger....................       $1.450
BOOK VALUE PER COMMON SHARE(2)
  CP&L
     Historical.............................................       $20.47
     Pro forma combined for the merger......................       $21.79
  NCNG
     Historical.............................................       $12.44
     Pro forma equivalent for the merger....................       $16.16

------------------------------------------

(1) Pro forma cash dividends declared assumes that the combined entity would have declared cash dividends equal to the CP&L historical cash dividends declared.
(2) Historical book value per common share is computed by dividing common shareholders' equity by the number of shares of common stock outstanding at the end of the period. Pro forma book value per share is computed by dividing pro forma common shareholders' equity by the pro forma number of shares of common stock outstanding at the end of the period.

               CP&L -- SELECTED HISTORICAL FINANCIAL INFORMATION

     We derived the information below from the audited consolidated financial statements of CP&L for its fiscal years ended December 31, 1994 through 1998. You should not expect the results for the prior periods to be an indication of the results to be achieved for future periods. This information is only a summary and should be read in conjunction with CP&L's historical financial statements (and related notes) contained in its reports filed with the SEC. See "Where You Can Find More Information" on page 49.

               (IN THOUSANDS EXCEPT PER SHARE AND RATIO AMOUNTS)

                                                      YEAR ENDED DECEMBER 31
                                  --------------------------------------------------------------
                                     1998         1997         1996         1995         1994
                                     ----         ----         ----         ----         ----
Operating results
  Operating revenues............  $3,130,045   $3,024,089   $2,995,715   $3,006,553   $2,876,589
  Net income....................     399,238      388,317      391,277      372,604      313,167
  Earnings for common stock.....     396,271      382,265      381,668      362,995      303,558
Ratio of earnings to fixed
  charges.......................        4.38         4.17         4.12         3.67         3.31
Ratio of earnings to fixed
  charges and preferred stock
  dividends.....................        4.28         3.98         3.83         3.43         3.09
Per share data
  Basic and diluted earnings per
     common share...............  $     2.75   $     2.66   $     2.66   $     2.48   $     2.03
  Dividends declared per common
     share......................  $    1.955   $    1.895   $    1.835   $    1.775   $    1.715
Assets (end of period)..........  $8,347,406   $8,176,728   $8,298,862   $8,159,655   $8,136,819
Capitalization (end of period)
  Common stock equity...........  $2,949,305   $2,818,807   $2,690,454   $2,574,743   $2,586,179
  Preferred stock -- redemption
     not required...............      59,376       59,376      143,801      143,801      143,801
  Long-term debt, net...........   2,614,414    2,415,656    2,525,607    2,610,343    2,530,773
                                  ----------   ----------   ----------   ----------   ----------
     Total capitalization.......  $5,623,095   $5,293,839   $5,359,862   $5,328,887   $5,260,753
                                  ==========   ==========   ==========   ==========   ==========

               NCNG -- SELECTED HISTORICAL FINANCIAL INFORMATION

     We derived the information below from the audited consolidated financial statements of NCNG for its fiscal years ended September 30, 1994 through 1998 and the unaudited consolidated financial statements for the three months ended December 31, 1997 and 1998. You should not expect the results for the three month periods to be an indication of the results to be achieved for the full year or any other interim period. In addition you should not expect the results for the prior annual periods to be an indication of the results to be achieved for future periods. This information is only a summary and should be read in conjunction with NCNG's historical financial statements (and related notes) contained in its reports filed with the SEC. See "Where You Can Find More Information" on page 49.

             (IN THOUSANDS EXCEPT FOR PER SHARE AND RATIO AMOUNTS)

                                THREE MONTHS ENDED
                                    DECEMBER 31                     YEAR ENDED SEPTEMBER 30
                                -------------------   ----------------------------------------------------
                                  1998       1997       1998       1997       1996       1995       1994
                                --------   --------   --------   --------   --------   --------   --------
Operating results
  Operating revenues..........  $ 50,042   $ 69,227   $231,915   $235,534   $235,201   $170,180   $173,561
  Net income..................     4,851      5,369     17,148     17,594     15,173     11,809     11,150
  Earnings for common stock...     4,851      5,369     17,148     17,594     15,173     11,809     11,150
Ratio of earnings to fixed
  charges.....................      5.44       6.68       5.14       5.72       5.32       4.46       4.84
Per share data
  Basic and diluted earnings
    per common share..........  $   0.48   $   0.54   $   1.70   $   1.77   $   1.55   $   1.23   $   1.17
  Dividends declared per
    common share..............  $  0.250   $  0.233   $  0.983   $  0.917   $  0.853   $  0.803   $  0.760
Assets (end of period)........  $286,878   $273,504   $271,438   $253,251   $232,779   $214,880   $205,631
Capitalization (end of period)
  Common stock equity.........  $126,190   $116,766   $123,201   $113,223   $101,958   $ 92,778   $ 86,399
  Preferred stock.............         0          0          0          0          0          0          0
  Long-term debt, net.........    59,000     61,000     59,000     61,000     63,000     62,000     37,000
                                --------   --------   --------   --------   --------   --------   --------
    Total capitalization......  $185,190   $177,766   $182,201   $174,223   $164,958   $154,778   $123,399
                                ========   ========   ========   ========   ========   ========   ========

                   A CAUTION ABOUT FORWARD-LOOKING STATEMENTS

     The matters discussed throughout this document or in any document incorporated by reference that are not historical facts are forward-looking and, accordingly, involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

     Any forward-looking statement speaks only as of the date on which the statement was made. Neither CP&L nor NCNG undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

     Examples of factors that should be considered with respect to any forward-looking statements made throughout this document include, but are not limited to, the following:

- Governmental policies and regulatory actions including those of the Federal Energy Regulatory Commission, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Energy, the North Carolina Utilities Commission and The Public Service Commission of South Carolina;

- Legislative and regulatory initiatives that impact the speed and degree of industry restructuring of the electric utility and natural gas industries;

- The ability of CP&L and NCNG to obtain adequate and timely rate recovery of costs, including potential stranded costs arising from industry restructuring, and other necessary regulatory approvals;

- General industry trends and increasing competition from other energy suppliers;

- The success of diversified businesses;

- Operation of nuclear power facilities, the availability of nuclear waste storage facilities and nuclear decommissioning costs;

- Market demand for energy, changes in the economy of areas served by the companies and weather conditions or catastrophic weather-related damage;

- The ability of CP&L, NCNG, their suppliers and customers to successfully address Year 2000 readiness issues;

- General economic factors including inflation and capital market conditions;

- Unanticipated changes in operating expenses and capital expenditures; and

- Legal and administrative proceedings.

     These factors are difficult to predict. They also contain uncertainties that may materially affect actual results, and may be beyond the control of CP&L or NCNG. New factors may emerge from time to time and it is not possible for us to predict new factors, nor can we assess the effect of any new factors on either CP&L or NCNG.

                      WHAT INFORMATION YOU SHOULD RELY ON

     WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION DISCUSSED IN THIS DOCUMENT OR IN THE OTHER DOCUMENTS THAT WE SPECIFICALLY INCORPORATE BY REFERENCE, OR IN OTHER DOCUMENTS WE HAVE PUBLICLY FILED WITH THE SEC. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

     THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, THE NCNG COMMON STOCK OR TO ASK FOR PROXIES, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE ACTIVITIES. UNDER THOSE CIRCUMSTANCES, THE SOLICITATION AND OFFER PRESENTED BY THIS DOCUMENT DOES NOT APPLY TO YOU.

                            THE NCNG SPECIAL MEETING

DATE AND PURPOSE OF THE SPECIAL MEETING

     The special meeting is scheduled to be held on June 29, 1999, at 10:00 a.m., local time, at the Radisson Prince Charles Hotel, 450 Hay Street, Fayetteville, North Carolina. It may be adjourned to another date and/or place for proper purposes. The purpose of the meeting is to consider and vote upon a proposal to approve the merger agreement. The NCNG shareholders also might be asked to vote upon a proposal to adjourn or postpone the special meeting for the purpose, among others, of allowing additional time for the solicitation of additional votes to approve the merger agreement.

RECORD DATE FOR THE SPECIAL MEETING AND WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING

     Record Date. The NCNG board has fixed the close of business on May 10, 1999, as the record date for the determination of the NCNG shareholders entitled to receive notice of and to vote at the special meeting. As of the record date, 10,190,787 shares of NCNG common stock were outstanding and entitled to vote on the merger proposal.

     Voting Rights. Each NCNG shareholder is entitled to one vote for each share of NCNG common stock held on the record date on the proposal to approve the merger agreement and on each matter that may properly come before the special meeting.

     Quorum Requirements. A majority of the NCNG common stock outstanding and entitled to vote, represented in person or by proxy, constitutes a quorum for consideration of each matter at the special meeting.

     Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of NCNG common stock entitled to vote at the special meeting will be sufficient to approve the merger agreement.

     Abstentions, Failures to Vote, and Broker Non-Votes. In accordance with Delaware law, NCNG intends to count shares of NCNG common stock present in person at the special meeting but not voting, and shares of NCNG common stock for which it has received proxies but with respect to which holders of those shares have abstained, as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Under applicable NYSE rules, brokers who hold NCNG common stock in nominee or "street name" for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote shares held for those customers with respect to the merger agreement without specific instructions from those customers.

     BECAUSE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES ENTITLED TO BE CAST AT THE SPECIAL MEETING, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. THE FAILURE TO VOTE YOUR SHARES WILL ALSO HAVE THE SAME EFFECT AS A NEGATIVE VOTE. ACCORDINGLY, THE NCNG BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

     As of the record date, approximately 259,132 shares of NCNG common stock, or approximately 2.54% of the shares entitled to vote at the special meeting, were beneficially owned by directors and executive officers of NCNG. It is currently expected that each director or executive officer will vote the shares of NCNG common stock beneficially owned by him or her for approval of the merger agreement.

     Additional information with respect to beneficial ownership of NCNG common stock by persons and entities owning more than 5% of the outstanding shares of NCNG common stock and more detailed information with respect to beneficial ownership of NCNG common stock by directors and executive officers of NCNG is incorporated by reference from the NCNG Annual Report on Form 10-K for the year ended September 30, 1998. See "Where You Can Find More Information" on page 49.

VOTING BY PROXY AND HOW TO REVOKE YOUR PROXY

     You may vote shares either in person or by duly authorized proxy. You may use the proxy accompanying this document if you are unable to attend the special meeting in person or you wish to have your shares voted by proxy even if you do attend the special meeting. You may revoke any proxy given by you in response to this solicitation at any time before the proxy is exercised by delivering a written notice of revocation, by filing with NCNG a subsequently dated, properly executed proxy or by attending the special meeting and electing to vote in person. Your attendance at the special meeting, by itself, will not constitute a revocation of a proxy. You should address any written notices of proxy revocation to: North Carolina Natural Gas Corporation, P.O. Box 909, Fayetteville, North Carolina 28302-9969, Attention: Assistant Corporate Secretary.

     All shares represented by effective proxies on the accompanying form of NCNG proxy received by NCNG at or before the special meeting, and not revoked before they are exercised, will be voted at the special meeting in accordance with their terms. If no instructions are given, the NCNG proxies will be voted "FOR" the approval of the merger agreement and at the discretion of the proxies on any other matters that properly come before the special meeting. The NCNG board is not aware of any other matters to be presented at the special meeting other than matters incidental to the conduct of the special meeting.

SOLICITATION OF PROXIES

     NCNG will bear the entire cost of the solicitation of proxies for the special meeting and in the printing, mailing and its filing of this document. In addition to the solicitation of proxies by mail, officers, directors, employees and agents of NCNG may solicit proxies by correspondence, telephone, telegraph, telecopy or other electronic means, or in person, but without extra compensation. NCNG will request banks, brokers and other record holders to send proxies and proxy materials to the beneficial owners of NCNG common stock and secure their voting instructions and will reimburse their reasonable charges and expenses incurred in forwarding the proxies and proxy materials. Further solicitation of proxies may be made by telephone or oral communication with some NCNG shareholders following the original solicitation. All further solicitation will be made by officers and regular clerical employees of NCNG who will not be additionally compensated for their activities.

                                   THE MERGER

     The following is a summary of the material terms of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, as amended and restated, a copy of which is included as Annex A to this document and is incorporated herein by reference. You are urged to read carefully the merger agreement in its entirety.

GENERAL DESCRIPTION OF THE MERGER; EFFECTIVE TIME

     The merger agreement provides that, once the NCNG shareholders have approved the merger agreement and if the other conditions to the merger have been satisfied or waived, including the requisite regulatory approvals, Carolina Acquisition Corporation, a wholly-owned subsidiary of CP&L, will merge with and into NCNG in accordance with the laws of the State of Delaware by filing a Certificate of Merger with the Secretary of the State of Delaware. Once the Certificate of Merger is filed and accepted by the Secretary of the State of Delaware, the merger will be effective. This is referred to as the effective time of the merger. NCNG will be the surviving company in the merger and will continue its corporate existence under the laws of the State of Delaware. Although NCNG will continue as an entity, the shares of NCNG common stock owned by the NCNG shareholders will convert automatically into shares of CP&L common stock (and any cash payment for fractional shares) and the shares of stock of Carolina Acquisition Corporation owned by CP&L will convert into shares of NCNG common stock, with the result that NCNG will be a wholly-owned subsidiary of CP&L.

WHAT YOU WILL RECEIVE IN THE MERGER

     In the merger, each share of NCNG common stock issued and outstanding at the effective time of the merger, along with each related right to acquire NCNG common stock previously issued to NCNG shareholders pursuant to NCNG's shareholder rights plan, will be converted automatically into the right to receive a fractional share of CP&L common stock equal to the exchange ratio, as explained below.

     If the merger is completed on or before November 10, 1999, the exchange ratio will be equal to $35.00 divided by one of the following three denominators. Each denominator reflects the average market price of CP&L common stock on the NYSE for each of the 20 consecutive trading days prior to and including the 5th trading day prior to the completion of the merger. For simplification, we have defined the 20 day average market price referred to in the preceding sentence as the CP&L MARKET PRICE. The exchange ratio is designed to provide each NCNG shareholder with approximately $35.00 worth of CP&L common stock for each share of NCNG common stock owned. However, the actual value received for each NCNG share will depend on the market value of CP&L common stock at the completion of the merger. If the CP&L market value is more than $49.775, each share of NCNG common stock will be valued in the merger at more than $35.00, and if the CP&L market value is less than $40.725, each share of NCNG common stock will be valued in the merger at less than $35.00.

     The three denominators used to calculate the exchange ratio are as follows:

     (i) the CP&L Market Price if the CP&L Market Price is between $49.775 and $40.725;

           Example:  CP&L Market Price = $45.00

                     $35/$45 = 0.7778 exchange ratio

     (ii) $49.775 if the CP&L Market Price is greater than $49.775, in which case the exchange ratio will equal 0.7032;

           Example:  CP&L Market Price = $53.00

                     $35/$49.775 = 0.7032 exchange ratio

     (iii) $40.725 if the CP&L Market Price is less than $40.725, in which case the exchange ratio will be 0.8594.

           Example:  CP&L Market Price = $38.00

                     $35/$40.725 = 0.8594 exchange ratio

     Although the merger will be accounted for under the purchase method of accounting, if before the closing, CP&L publicly announces an event that would have precluded the merger from being accounted for as pooling of interests, then the denominator will be either:

     (i) $40.725 if the average CP&L market price for the 20 days prior to the public announcement is less than $40.725; or

     (ii) The lower of the average CP&L market price for the 20 days prior to the public announcement or the CP&L Market Price if the average CP&L market price for the 20 days prior to the public announcement is $40.725 or greater.

However, in no case will the denominator be less than $40.725 or greater than $49.775.

     If the merger is completed after November 10, 1999, the exchange ratio will be equal to $35.00 increased by a rate of 3.7% per annum, compounded daily, for each day after November 10, 1999 through the closing date, as defined in the merger agreement, divided by the applicable denominator listed above. This adjustment will result in a slightly higher exchange ratio.

     Assuming the maximum exchange ratio of 0.8594 and a minimum exchange ratio of 0.7032, the merger will result in NCNG shareholders holding between 4% and 6% of all outstanding shares of CP&L common stock following consummation of the merger, giving effect to the shares to be issued in the merger and based on the number of shares of NCNG and CP&L common stock outstanding as of the date of this document.

CASH PAYMENTS FOR FRACTIONAL SHARES OF CP&L COMMON STOCK

     If the application of the exchange ratio to your NCNG shares results in a number of whole shares of CP&L common stock and an additional fractional share, no fractional shares of CP&L common stock will be delivered. Rather than receiving fractional shares, you will receive a cash payment, without interest, based on the market price for CP&L common stock immediately after the closing.

ILLUSTRATIONS OF EXCHANGE RATIO APPLICATION AND VALUE TO BE RECEIVED

     The market price of CP&L common stock will fluctuate, and the number of outstanding shares of NCNG common stock might change, between the date of this document and the effective time of the merger. Therefore, the number of shares of CP&L common stock to be issued in the merger can be estimated, but the precise number cannot be forecast at this time.

     The following table contains examples of the exchange ratio assuming CP&L Market Prices and that you own 100 shares of NCNG common stock. The examples provided assume that the market price of a share of CP&L common stock on the day the merger is completed is equal to the CP&L Market Price used to determine the exchange ratio. For each stated CP&L Market Price, the table indicates:

     - the corresponding exchange ratio;

     - the number and dollar value of whole shares of CP&L common stock that you would receive;

     - the amount of cash you would receive for any fractional share; and

     - the total value of the merger consideration that you would receive.

                                                                 CASH PAYMENT    TOTAL VALUE
    CP&L      EXCHANGE   NUMBER WHOLE      $ VALUE OF CP&L      FOR FRACTIONAL     PER 100
MARKET PRICE   RATIO     CP&L SHARES    SHARES TO BE RECEIVED       SHARE        NCNG SHARES
------------  --------   ------------   ---------------------   --------------   -----------
  $35.00       0.8594         85              $2,975.00             $32.90        $3,007.90
  $38.00       0.8594         85              $3,230.00             $35.72        $3,265.72
  $40.725      0.8594         85              $3,461.63             $38.28        $3,499.91
  $44.00       0.7955         79              $3,476.00             $24.20        $3,500.20
  $45.00       0.7778         77              $3,465.00             $35.10        $3,500.10
  $46.00       0.7609         76              $3,496.00             $ 4.14        $3,500.14
  $47.00       0.7447         74              $3,478.00             $22.09        $3,500.09
  $49.775      0.7032         70              $3,484.25             $15.93        $3,500.18
  $53.00       0.7032         70              $3,710.00             $16.96        $3,726.96
  $55.00       0.7032         70              $3,850.00             $17.60        $3,867.60
On May 10, 1999, the date of this document:
  $38.66       0.8594         85              $3,286.10             $36.34        $3,322.44

------------------------------------------

    The table assumes that the merger occurs by November 10, 1999, so that the exchange ratio is not increased as a result of the increase in the formula numerator described above.

NO DISSENTERS' APPRAISAL RIGHTS

     Pursuant to Delaware law, NCNG shareholders who object to the merger are not entitled to demand separate payment or appraisal for their shares in connection with the transactions contemplated by the merger agreement. Therefore, if the merger agreement is approved and the merger is completed, you will be entitled only to the shares of CP&L common stock and any cash paid for fractional shares as provided by the merger agreement, even if you did not vote in favor of the merger agreement or voted against the merger agreement.

ACCOUNTING FOR THE MERGER UNDER THE PURCHASE METHOD

     The merger will be accounted for by CP&L using the purchase method of accounting for a business combination. Under this method of accounting, the assets and liabilities of NCNG will be recorded at their fair values. The results of operations and cash flows of NCNG will be included in CP&L's financial statements prospectively as of the completion of the merger.

RESTRICTIONS ON RESALES BY NCNG AFFILIATES

     CP&L has registered under the Securities Act the shares of CP&L common stock to be received by NCNG shareholders in connection with the merger. When your CP&L shares are issued, you may trade them without restriction unless you are deemed to be an "affiliate" of NCNG or CP&L, as defined in the rules promulgated under the Securities Act.

     The shares of CP&L common stock to be issued in connection with the merger and received by persons who are deemed to be affiliates of NCNG prior to the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act. Shares of CP&L common stock received by persons who are deemed to be affiliates of CP&L after the merger may be sold by them only in transactions permitted under the provisions of Rule 144 under the Securities Act, or as otherwise permitted under the Securities Act.

     For purposes of Rule 145 under the Securities Act, NCNG has agreed to use its best efforts to cause each person who is an affiliate of NCNG to deliver to CP&L a written agreement intended to ensure compliance with the Securities Act.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Each NCNG shareholder should consult with his or her own tax advisor about the tax consequences of the merger in light of his or her individual circumstances, including the application of any federal, state, local or foreign law.

     The following summarizes the material federal income tax consequences of the merger to NCNG shareholders. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all tax consequences of the merger and, in particular, may not address federal income tax consequences applicable to you if you are subject to special treatment under federal income tax law. In addition, this summary does not address the tax consequences of the merger under applicable state, local or foreign laws.

     NCNG and CP&L have received the opinion of Hunton & Williams, counsel to CP&L, that the merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code. If the merger qualifies as a reorganization:

     (i) no gain or loss will be recognized by NCNG, Carolina Acquisition Corporation or CP&L upon consummation of the merger;

     (ii) no gain or loss will be recognized by an NCNG shareholder upon the exchange of NCNG common stock for CP&L common stock in the merger, except with respect to cash received for fractional shares;

     (iii) the aggregate basis of the shares of CP&L common stock received by an NCNG shareholder in the merger, including any fractional share for which the shareholder receives cash, will be the same as the aggregate basis of the shares of NCNG common stock surrendered in exchange;

     (iv) the holding period of the shares of CP&L common stock received by an NCNG shareholder in the merger will include the holding period of the shares of NCNG common stock surrendered in exchange, if they are held as a capital asset at the effective time; and

     (v) an NCNG shareholder who receives cash for any fractional share of CP&L common stock will recognize gain or loss equal to the difference between the amount of cash received and the NCNG shareholder's basis in the fractional share. That basis will be an allocable portion of the aggregate basis of the CP&L common stock described in clause (iii) above.

     Receipt by NCNG and CP&L of substantially the same tax opinion of Hunton & Williams as of the closing date, as defined in the merger agreement, is a condition to consummation of the merger. The opinion of Hunton & Williams is based on, and the opinion to be given as of the closing date will be based on, customary assumptions and representations. Hunton & Williams' opinion represents its best legal judgment and is not binding on the Internal Revenue Service or any court. If the merger does not qualify as a reorganization, the exchange of stock in the merger would be taxable to NCNG shareholders.

PROCEDURES FOR EXCHANGING NCNG CERTIFICATES FOR CP&L CERTIFICATES

     After the merger is completed, your shares of NCNG common stock will no longer evidence an interest in NCNG, and will automatically become the right to receive:

     (i) certificate or certificates representing the number of whole shares of CP&L common stock into which your shares were converted in the merger;

     (ii)  a check for any fractional share, without interest; and

     (iii) a check for any dividends or other distributions declared by CP&L, if any, with respect to each whole share of CP&L common stock with a record date after the effective time, without interest.

     You will not be entitled to receive any certificates for shares of CP&L common stock or cash payable under the merger agreement until you surrender your NCNG common stock certificate or certificates. Immediately prior to the completion of the merger, CP&L will deliver to Equiserve Trust Company, N.A., the exchange agent, in trust for the benefit of the NCNG shareholders, shares of CP&L common stock necessary to make the exchanges required by the merger agreement on a timely basis. CP&L will also deliver to Equiserve cash sufficient to pay for any dividends or other distributions on CP&L common stock with a record date after the effective time.

     Promptly after the merger is completed, Equiserve will mail to each NCNG shareholder a letter of transmittal and instructions for use in surrendering NCNG certificates. Upon surrender of an NCNG certificate, an executed letter of transmittal, and any other required documents, you will be entitled to receive shares of CP&L common stock in exchange and any cash due. Each NCNG certificate will be canceled. Delivery of NCNG certificates will be effected, and risk of loss and title to NCNG certificates will pass, only upon proper delivery of the NCNG certificates to Equiserve.

     If registration or delivery of CP&L common stock is to be made to a person other than the person in whose name the NCNG certificate surrendered is registered, the NCNG certificate surrendered must be properly endorsed or otherwise must be in proper form for transfer and the person requesting delivery or issuance must pay any transfer or other taxes required.

     After the merger is completed, NCNG will not recognize any transfers on the stock transfer books of NCNG of the shares of NCNG. If, after the merger is completed, NCNG certificates are presented to CP&L or NCNG for transfer, they will be canceled and exchanged for shares of CP&L common stock and any applicable cash payments.

     Any shares of CP&L common stock, any cash received by Equiserve for payments on fractional shares and any cash delivered to Equiserve for payment on accrued dividends and distributions thereon, that remain unclaimed by the former NCNG shareholders 180 days after the effective time will be delivered by Equiserve to CP&L. NCNG shareholders who have not delivered their NCNG certificates may look only to CP&L for satisfaction of their claim for the merger consideration due to them, without any interest thereon. Neither CP&L nor NCNG will be liable to any NCNG shareholders for any shares of CP&L common stock or cash payments delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     CP&L will be entitled to deduct and withhold from the cash otherwise payable to any NCNG shareholder pursuant to the merger agreement any amount that CP&L is required to deduct and withhold with respect to any payment under the applicable tax laws. Any withheld amounts will be treated as having been paid to the NCNG shareholder.

BACKGROUND AND NEGOTIATION OF THE MERGER

     The merger agreement is the result of arms-length negotiations between representatives of CP&L and NCNG, supported by their respective legal counsel and financial advisors. The following is a brief discussion of the background of these negotiations.

     In June 1998, William Cavanaugh III, the President and Chief Executive Officer of CP&L, met in Fayetteville, North Carolina, with Calvin B. Wells, the Chief Executive Officer of NCNG. During the meeting, Mr. Cavanaugh discussed CP&L's strategy for becoming a total energy provider for customers and securing natural gas supplies for CP&L's electric power plants. The current state of the utility industry, the challenges presented by anticipated changes in the utility industry and the regulatory and economic environment were also discussed during the meeting. Mr. Cavanaugh indicated to Mr. Wells that he considered a possible business combination of NCNG with CP&L and the potential benefits to the shareholders of NCNG and CP&L to be a topic that was appropriate for future consideration. During a regularly scheduled meeting of NCNG's board of directors on July 6, 1998, Mr. Wells informed the NCNG directors of Mr. Cavanaugh's visit and comments.

     On July 8, 1998, Mr. Cavanaugh and Mr. Glenn Harder, Executive Vice President and Chief Financial Officer of CP&L, met with Mr. Wells and Mr. Gerald
A. Teele, Senior Vice President and Chief Financial Officer of NCNG, to propose a business combination between CP&L and NCNG. During this meeting, the CP&L representatives reviewed the past performance of CP&L and NCNG. The CP&L officers also described the potential benefit to NCNG shareholders of a business combination of the companies and suggested for initial discussion purposes merger consideration for holders of NCNG common stock that would represent a premium over the NCNG common stock price as of July 8, 1998.

     In response to CP&L's initiatives and expression of interest in NCNG, NCNG management engaged a consultant specializing in utility matters. A special meeting of the NCNG board was held on July 28, 1998, for an overview by the consultant of his views regarding future prospects for the gas and electric utility industry.

     After considering the information presented at this meeting, the NCNG board determined that it was interested in pursuing merger negotiations, but that it could not recommend to the NCNG shareholders the initial price for NCNG common stock within the ranges suggested by CP&L. The NCNG board instructed Mr. Wells to contact Mr. Cavanaugh to explore whether CP&L would be interested in increasing the price to be paid for NCNG.

     On July 30, 1998, Mr. Wells advised Mr. Cavanaugh by telephone that although discussions regarding the business combination of NCNG and CP&L may be appropriate, the NCNG directors believed that NCNG's value exceeded the price range suggested by CP&L.

     On August 4, 1998, a meeting of representatives of CP&L and NCNG was held. This meeting was attended by Mr. Cavanaugh, Mr. Harder and Mr. Robert McGehee, Executive Vice President and General Counsel of CP&L. NCNG was represented at this meeting by Mr. Wells, Mr. Richard F. Waid, a Director of NCNG, and Mr. Alfred E. Cleveland, General Counsel for NCNG. The parties discussed CP&L's strategy for the future and the advantages of a business combination with NCNG. The CP&L representatives also suggested a range of exchange ratios and valuations for NCNG's common stock, which equated to a value of $31.33 to $32.58 per share of NCNG common stock, representing a premium of approximately 25% to 30% over the market price of NCNG common stock on August 4, 1998.

     On August 13, 1998, a special meeting of the NCNG board was held during which Mr. Wells reported to the NCNG directors concerning the meeting with representatives of CP&L on August 4, 1998. After Mr. Wells reported to the NCNG board, he invited Mr. Cavanaugh of CP&L into the meeting. Mr. Cavanaugh reviewed CP&L's past performance, the outlook for CP&L in the future, the strategic benefits of merging CP&L and NCNG, and the potential value to NCNG shareholders of a business combination with CP&L. After his remarks, Mr. Cavanaugh left the meeting.

     Following a discussion of Mr. Cavanaugh's comments and the outlook for NCNG's remaining an independent company, the NCNG directors instructed the board's Finance Committee to meet with investment banking firms and to recommend one firm to act as financial advisor to NCNG. During a special meeting of the NCNG board by telephone on August 24, 1998, the directors, upon recommendation of the Finance Committee, voted to retain Salomon Smith Barney Inc. to act as NCNG's financial advisor to assist NCNG in evaluating strategic alternatives and in negotiating with CP&L or other parties concerning a possible business combination.

     Representatives of Salomon Smith Barney met with members of NCNG's management and directors on several occasions during which Salomon Smith Barney discussed utility industry trends, including the mergers of electric and gas companies, potential advantages of NCNG merging with CP&L, data from utility industry peers, merger activity in the utility industry and strategic alternatives that might be available to NCNG, including other electric and natural gas companies that might have an interest in acquiring NCNG. The NCNG board considered NCNG's long-term position and strategic options that would help NCNG take advantage of increasing deregulation and consolidation in the gas distribution industry. Among the strategic options considered were:

     - continuing NCNG's independent course;

     - merging with an out-of-region energy company; and

     - merging with a larger regional energy company.

     In their assessment of strategic options, NCNG's board examined NCNG's future requirements for the large capital and operating cash commitments necessary for expanding its gas business as well as the effects on NCNG's business of an increasingly competitive utility marketplace. NCNG's board concluded that a business combination with a larger, diversified regional energy company with greater financial and operational resources presented the better available course for NCNG in responding to the competitive changes occurring in the natural gas industry.

     During a meeting on September 11, 1998, NCNG's directors instructed Salomon Smith Barney to inform CP&L that the NCNG board believed that any acceptable exchange ratio of CP&L and NCNG stock would have to produce a higher price than proposals previously made by CP&L representatives. In discussing the value of NCNG, it was the opinion of Salomon Smith Barney that NCNG's value to CP&L would likely be greater than to other utility companies due to CP&L's and NCNG's overlapping service territories.

     On September 14, 1998, Mr. Robert Hoglund, a Managing Director of Salomon Smith Barney, informed Mr. Glenn Harder of CP&L that CP&L's proposal of a price range from $31.33 to $32.58 was inadequate. On September 23, 1998, representatives of Morgan Stanley & Co., Inc., CP&L's financial advisor, requested that NCNG suggest an acceptable price for NCNG stock and that representatives of both companies meet to discuss the economic forecasts for both companies and NCNG financial projections. Thereafter, on September 30, 1998, a confidentiality agreement between NCNG and CP&L was signed in which the parties agreed to provide nonpublic information to each other. Subsequently, NCNG, through its representatives, provided its financial forecast and other information regarding the economic outlook for NCNG to CP&L's representatives and met with them to discuss the information provided.

     At the request of the NCNG board, contacts were also made with two other utility companies headquartered in Virginia and South Carolina that fit NCNG's strategic combination objectives. Preliminary discussions with representatives of these two companies were conducted to determine whether either company had an interest in pursuing a business combination with NCNG. Both companies expressed the view that CP&L would be likely to pay a greater price because of NCNG and CP&L's overlapping retail service territories. For that reason, the companies indicated that it would be difficult to make a competitive offer.

     During a special meeting of NCNG's directors on October 6, 1998, Mr. Hoglund of Salomon Smith Barney informed the NCNG board that CP&L and NCNG were continuing to negotiate concerning the exchange ratio for the proposed merger. Mr. Hoglund reviewed with the NCNG board the recent discussions with CP&L representatives relating to the consideration to be paid to NCNG shareholders in the proposed stock-for-stock merger transaction. The NCNG directors instructed Mr. Hoglund to advise CP&L, through its financial advisors, that CP&L should make its best offer and that offer would be considered by the NCNG directors.

     On October 14, 1998, Mr. Cavanaugh delivered a letter to Mr. Wells that outlined CP&L's proposal to acquire all of the outstanding common stock of NCNG. Under the terms of this proposal, each holder of NCNG common stock would receive the number of shares of CP&L common stock necessary to produce a value of $35.00 per share for NCNG common stock shares, with the exchange ratio to be fixed at the time of acceptance of the offer based on the closing price of CP&L's common stock on the date CP&L's offer was accepted.

     Between October 17, 1998 and October 29, 1998, the parties negotiated price protections against fluctuations in the price of CP&L's common stock.

     On October 29, 1998, a special meeting of NCNG's directors was held by telephone to consider the results of those negotiations. The NCNG board approved the offer by CP&L subject to completion of normal due diligence, and directed NCNG management to negotiate a definitive merger agreement for further consideration by the NCNG directors.

     Following additional due diligence work by both CP&L and NCNG during the first week of November 1998, the merger agreement between NCNG and CP&L was completed. NCNG's directors met on November 9, 1998 to review the proposed merger agreement with NCNG's legal counsel and Salomon Smith Barney, and suggested revisions and matters for further discussions. The meeting was recessed for continuation by telephone on November 10, 1998.

     On November 10, 1998, the NCNG directors continued their special meeting by telephone. NCNG's legal counsel and Salomon Smith Barney also participated in the meeting. After discussion of the proposed merger agreement and receiving the opinion of NCNG's financial advisor that the exchange ratio provided for in the merger agreement was fair from a financial point of view to the holders of NCNG common stock, the NCNG directors approved the merger agreement. The merger agreement was also approved by CP&L's board of directors and executed by the parties on November 10, 1998. The merger was publicly announced on November 11, 1998.

     In March, 1999, CP&L management contacted Mr. Wells concerning the accounting treatment for the merger, indicating that management wanted to further analyze and consider various strategic options with respect to CP&L and NCNG which would likely preclude pooling-of-interests accounting. CP&L management indicated to Mr. Wells that amending the merger agreement to delete requirements for pooling-of-interests accounting would be in the best interest of all parties. On April 7, 1999, the NCNG board met and agreed to such an amendment. The NCNG board conditioned its approval on there being no change to the exchange ratio adverse to the interests of the NCNG shareholders resulting from a public announcement by CP&L of an event that would otherwise have precluded pooling-of-interests accounting. The parties and their counsel negotiated revisions to the merger agreement, and the CP&L board approved the amendments on April 20, 1999. The merger agreement was amended and restated as of April 22, 1999.

REASONS OF NCNG FOR AGREEING TO THE MERGER WITH CP&L

     The NCNG board believes that the merger is in the best interest of NCNG's shareholders, and offers strategic and financial benefits to NCNG and CP&L as well as to their customers and to the service territories in which CP&L and NCNG do business. In reaching its decision, the NCNG board considered the following factors, among other things:

     - The opportunity for NCNG shareholders to obtain common stock in a larger, more diversified enterprise with significantly greater liquidity than NCNG common stock;

     - The opportunity for NCNG shareholders to achieve enhanced future earnings and dividend growth;

     - The condition that the merger be completed by a tax-free exchange of stock, except for fractional shares;

     - NCNG's future requirements for large capital and operating cash commitments for expanding its gas business and CP&L's greater resources for future expansion;

     - The economic and competitive environment facing the utility industry generally and smaller gas distribution companies like NCNG in particular;

     - The potential that the merger will result in economies of scale with cost and revenue synergies that will create an electric and gas utility which is better positioned to meet the challenges of an increasingly competitive and consolidating energy industry;

     - The potential for enhanced customer service based on the companies' overlapping service territories and the ability to provide both gas and electricity to those customers;

     - The business, operations and prospects of NCNG if it continued as an independent company; and

     - The opinion of Salomon Smith Barney that, as of the date of the merger agreement, the exchange ratio was fair to NCNG shareholders from a financial point of view.

     In reaching its determination to approve the merger agreement, the NCNG board did not assign any relative or specific weights to the various factors considered by it, and the individual directors may have given different weights to different factors. The foregoing discussion of the information and factors considered by the NCNG board is not intended to be exhaustive but includes material factors considered by the NCNG board.

     FOR THE REASONS DESCRIBED ABOVE, THE NCNG BOARD UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND BELIEVES THAT THE MERGER IS FAIR TO, AND IS IN THE BEST INTEREST OF, NCNG SHAREHOLDERS. ACCORDINGLY, THE NCNG BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

REASONS OF CP&L FOR AGREEING TO THE MERGER WITH NCNG

     CP&L's business strategy is to become a total energy provider for customers while growing earnings and securing gas supplies for planned gas-fired electric power plants. CP&L is currently active in the fields of electricity, energy services and technology products and services.

     CP&L has plans for significant additions of gas-fired power plants over the next 10 years to meet its customers' needs. CP&L's generation expansion plans include more than 600 megawatts in Wayne County on the site of the existing Lee Steam Electric Plant. That planned facility is in the current NCNG service area. It will include four gas-fired combustion-turbine generators and is scheduled to be on line in mid-2000. The additional generation in Wayne County and elsewhere in North Carolina is needed to accommodate the area's ongoing growth in population and electricity usage, to increase reserve capacity in the Southeast and to support CP&L's strategy for additional sales in the wholesale energy market. A competitively priced gas supply is integral to CP&L's long-term strategy to better serve its customers by creating a larger regional platform from which to expand its energy-related products and services throughout the Carolinas and beyond. CP&L management believes that the acquisition of NCNG will advance that strategy by bringing to the combined companies NCNG's experience and expertise in the natural gas business.

     CP&L also believes that there is an opportunity to increase sales of natural gas to customers in its service area. NCNG's low-cost structure and strong balance sheet make for a good fit with CP&L, and the two companies' overlapping service areas will provide increased growth opportunities between the two operations.

OPINION OF NCNG FINANCIAL ADVISOR THAT THE MERGER IS FAIR FROM A FINANCIAL POINT OF VIEW

     At the meeting of the NCNG board of directors held on November 10, 1998, Salomon Smith Barney delivered its oral opinion, subsequently confirmed in writing to the NCNG board of directors that, as of that date, the exchange ratio was fair, from a financial point of view, to the holders of NCNG common stock. On or about the date of this document, it is expected that Salomon Smith Barney will reconfirm its November 10, 1998 opinion that, as of the date of such reconfirmation, the merger is fair, from a financial point of view, to the holders of NCNG common stock. Promptly following its delivery, this reconfirmation will be available upon request, at no charge, from NCNG. No limitations were imposed by the NCNG board upon Salomon Smith Barney with respect to the investigation made or the procedures followed by Salomon Smith Barney in rendering its opinion. The opinion of Salomon Smith Barney was for the use and benefit of the NCNG board in connection with its consideration of the merger.

     THE FULL TEXT OF THE WRITTEN OPINION OF SALOMON SMITH BARNEY, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SALOMON SMITH BARNEY IS ATTACHED AS ANNEX B TO THIS DOCUMENT. YOU ARE URGED TO READ THE SALOMON SMITH BARNEY OPINION IN ITS ENTIRETY. THE SALOMON SMITH BARNEY OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO, TO THE HOLDERS OF NCNG COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW YOU SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION AS DISCUSSED IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION, WHICH IS INCORPORATED HEREIN BY REFERENCE.

     In connection with rendering its opinion, Salomon Smith Barney reviewed and analyzed, among other things, the following:

     - a copy of the merger agreement;

     - publicly available information concerning NCNG, including, without limitation, the Annual Reports on Form 10-K of NCNG for each of the years in the three-year period ended September 30, 1997;

     - internal information, primarily financial in nature, including, without limitation, projections, concerning the business and operations of NCNG furnished to it by NCNG for purposes of its analysis;

     - publicly available information concerning the trading of, and the trading market for, NCNG common stock;

     - publicly available information concerning CP&L, including, without limitation, the Annual Reports on Form 10-K of CP&L for each of the years in the three-year period ended December 31, 1997;

     - other information, primarily financial in nature, including, without limitation, projections concerning the business and operations of CP&L, furnished to Salomon Smith Barney by either CP&L or NCNG for purposes of its analysis;

     - publicly available information concerning the trading of, and the trading market for, CP&L common stock;

     - publicly available information with respect to certain other companies that Salomon Smith Barney believed to be comparable to NCNG or CP&L and the trading markets for certain of such other companies' securities; and

     - publicly available information concerning the nature and terms of certain other transactions that Salomon Smith Barney considered relevant to its inquiry.

     Salomon Smith Barney has also considered other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Salomon Smith Barney has also met with officers and employees of NCNG and CP&L to discuss the foregoing as well as other matters that it believed relevant to its inquiry.

     In its review and analysis and in arriving at its opinion, Salomon Smith Barney assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and has neither attempted independently to verify nor assumed any responsibility for verifying any of such information and has further relied upon the assurances of management of NCNG that they are not aware of any facts that would make any of such information inaccurate or misleading. Salomon Smith Barney has not conducted a physical inspection of any of the properties or facilities of NCNG or CP&L, nor has it made or obtained or assumed any responsibility for making or obtaining any independent evaluation or appraisal of any properties or facilities of NCNG or CP&L, nor has it been furnished with any such evaluations or appraisals. With respect to financial projections, Salomon Smith Barney has been advised by the managements of NCNG and CP&L and has assumed that they were reasonably prepared and reflect the best currently available estimates and judgment of the management of NCNG or CP&L, as the case may be, as to the future financial performance of NCNG or CP&L, as the case may be, and Salomon Smith Barney expresses no view with respect to such projections or the assumptions on which they were based. Salomon Smith Barney has also assumed that the merger will be completed in a timely manner and in accordance with the terms of the merger agreement. In rendering its opinion, Salomon Smith Barney noted its understanding that the merger will be accounted for as a pooling-of-interests in accordance with generally accepted accounting principles as described in Accounting Principles Board Opinion No. 16. In reconfirming its November 10, 1998 opinion, Salomon Smith Barney will note its understanding that the merger will be accounted for under the purchase method. Salomon Smith Barney also noted in its opinion that certain adjustments will be made to the exchange ratio if the closing date of the merger does not occur on or prior to November 10, 1999.

     In conducting its analysis and arriving at its opinion as expressed herein, Salomon Smith Barney has considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following:

     - the historical and current financial position and results of operations of NCNG and CP&L;

     - the business prospects of NCNG and CP&L;

     - the historical and current market for NCNG common stock, CP&L common stock and for the equity securities of certain other companies that it believes to be comparable to NCNG or CP&L; and

     - the nature and terms of certain other merger transactions that it believes to be relevant.

     Salomon Smith Barney has also taken into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. In arriving at its opinion, Salomon Smith Barney has not ascribed a specific consolidated range of values to either NCNG or CP&L. Salomon Smith Barney has not been asked to consider, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategy that might exist for NCNG. Salomon Smith Barney's opinion necessarily is based upon conditions as they exist and can be evaluated on the date of this document, and Salomon Smith Barney assumes no responsibility to update or revise its opinion based upon circumstances or events occurring after the date of this document. Its opinion is, in any event, limited to the fairness, from a financial point of view, of the exchange ratio to the holder of NCNG common stock and does not address NCNG's underlying business decision to effect the merger or constitute a recommendation of the merger to NCNG. The Salomon Smith Barney Opinion does not imply any conclusion as to the likely trading range of the CP&L common stock following the completion of the merger, which may vary depending upon many factors including changes in interest rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

     In connection with its opinion, Salomon Smith Barney performed various financial analyses, which it discussed with the NCNG board of directors on November 10, 1998. The material portions of the analyses performed by Salomon Smith Barney in connection with the rendering of its opinion are summarized below.

     HISTORICAL STOCK PRICE PERFORMANCE. Salomon Smith Barney reviewed the historical stock performance of the NCNG common stock as compared with the stock performance of a selected group of small capitalization peer group companies, including Cascade Natural Gas Corporation, Connecticut Energy Corporation, Semco Energy, Inc., Providence Energy Corporation and Yankee Energy System, Inc.

     DISCOUNTED CASH FLOW ANALYSIS. Salomon Smith Barney performed a discounted cash flow ("DCF") analysis of NCNG to estimate a range of values for the NCNG common stock. The DCF analysis for NCNG was based upon certain financial forecasts for the years ending 1999 through 2002 prepared by the management of NCNG. As a substitute for the cash flows generated beyond 2002,

Salomon Smith Barney calculated a terminal year value for NCNG by applying a range of multiples of common stock price to earnings per share ("P/E multiples") of 15.5x to 17.0x to terminal year net income, and then added to those values the outstanding amount of debt (net of cash) as of the end of the terminal year. The unleveraged free cash flow amounts for the years ending 1999 to 2002, plus the terminal value were then discounted to the present using a range of discount rates of 7.0% to 7.6%, based upon an analysis of the weighted average cost of capital ("WACC") of NCNG. Analysis of the forecast for NCNG, without considering any benefits derived from the merger, indicated the following results:

                       NCNG DISCOUNTED CASH FLOW ANALYSIS

                                           IMPLIED PRESENT VALUE OF
 IMPLIED EQUITY    IMPLIED PERPETUITY   TERMINAL VALUE AS A PERCENTAGE
  VALUE RANGES        GROWTH RANGE           OF FIRM VALUE RANGE
 --------------    ------------------   ------------------------------
$27.75 to $31.50    4.5% to 5.0%            103.8% to 104%

     Salomon Smith Barney performed a similar analysis for CP&L to estimate a range of values for the CP&L common stock. The DCF analysis for CP&L was based upon certain financial forecasts for the years ending 1999 through 2003 provided by the management of CP&L. As a substitute for cash flows beyond 2003, Salomon Smith Barney calculated a terminal year value for CP&L by applying a range of P/E multiples of 15.0x to 16.5x to terminal year net income then added to those values the outstanding amount of debt (net of cash) as of the end of the terminal year. The unleveraged free cash flow amounts for the years ending 1999 to 2003, plus the terminal value were then discounted back to the present using a range of discount rates of 6.8% to 7.4%, based upon an analysis of the WACC for CP&L. This analysis, which did not consider any benefits derived from combining the businesses of NCNG and CP&L, indicated the following results:

                       CP&L DISCOUNTED CASH FLOW ANALYSIS

                                           IMPLIED PRESENT VALUE OF
 IMPLIED EQUITY    IMPLIED PERPETUITY   TERMINAL VALUE AS A PERCENTAGE
  VALUE RANGES        GROWTH RANGE           OF FIRM VALUE RANGE
 --------------    ------------------   ------------------------------
$51.00 to $57.25    0.8% to 0.9%            85.8% to 86.8%

     Salomon Smith Barney also performed two sensitivity analyses in which certain adjustments were made to CP&L management projections relating to gross margin and net income growth rates. These analyses, which did not consider any benefits derived from combining the businesses of NCNG and CP&L, indicated the following results:

                 CP&L DISCOUNTED CASH FLOW ANALYSIS (ADJUSTED)

                                           IMPLIED PRESENT VALUE OF
 IMPLIED EQUITY    IMPLIED PERPETUITY   TERMINAL VALUE AS A PERCENTAGE
  VALUE RANGES        GROWTH RANGE           OF FIRM VALUE RANGE
 --------------    ------------------   ------------------------------
$47.75 to $53.75    2.5% to 2.7%            90.3% to 91.0%
$46.50 to $52.50    3.0% to 3.3%            91.9% to 92.6%

     DISCOUNTED CASH FLOW WITH SYNERGIES. Salomon Smith Barney also performed a DCF analysis of NCNG, based upon certain financial forecasts for the years ending 1999 through 2002 prepared by the management of NCNG, which incorporated the synergy savings which NCNG's management expects might be obtained in the merger. This DCF with synergies analysis was performed for two cases: one case in which it was assumed that CP&L would retain 100% of synergy savings for several years after the consummation of the merger, after which time 100% of synergy savings would run to the benefit of customers (the "Synergies Case"), and another case in which it was assumed that CP&L would retain 100% of synergy savings in perpetuity, with no sharing of synergy savings with customers at any time in the future (the "Perpetuity Synergies Case"). In each case, as a substitute for the cash flows generated beyond 2002, Salomon Smith Barney calculated a terminal year value for NCNG by applying a range of P/E multiples of 15.5x to 17.0x to terminal year net income and then added to those values the outstanding amount of debt (net of cash) as of the end of the terminal year. The unleveraged free cash flow amounts for the years ending 1999 to 2002, plus the terminal value were then discounted back to the present using a range of discount rates of 7.0% to 7.6% based upon the WACC for NCNG. The Synergies Case indicated an implied equity value range per share of NCNG common stock of $28.75 to $32.25, an implied perpetuity growth rate of 4.0% to 4.5% and an implied present value of the terminal value as a percentage of firm value of 101.6% to 101.6%. The Perpetuity Synergies Case indicated an implied equity value range per share of NCNG common stock of $31.50 to $35.50, an implied perpetuity growth rate of 4.2% to 4.7% and an implied present value of the terminal value as a percentage of firm value of 101.5% to 101.5%.

     PUBLIC MARKET VALUATION ANALYSIS. Using publicly available information, Salomon Smith Barney performed a public market valuation analysis for each of NCNG and CP&L based on a selected range of multiples as applied to estimated 1998 and estimated 1999 earnings per share figures (and, in the case of CP&L and the CP&L Comparable Companies (as defined below), estimated 2000 earnings per share figures), as well as historical (June 30, 1998) book value per share figures, derived from the group of comparable publicly traded companies listed below. The companies that Salomon Smith Barney determined to be comparable to NCNG are as follows:

NCNG Comparable Companies

- Piedmont Natural Gas
- Indiana Energy
- Northwest Natural Gas
- New Jersey Resources
- Public Service Company of North Carolina
- Laclede Gas
- Connecticut Energy
- South Jersey Industries
- Yankee Energy System
- Pennsylvania Enterprises

     The companies that Salomon Smith Barney determined to be comparable to CP&L are as follows:

CP&L Comparable Companies

- Southern Co.
- FPL Group
- Florida Progress
- SCANA

     Estimated 1998 and 1999 earnings per share figures for NCNG and CP&L were based on forecasts provided by the managements of both NCNG and CP&L. The NCNG Comparable Companies and the CP&L Comparable Companies were based on consensus estimates published by First Call Corporation.

     Salomon Smith Barney's analysis of the NCNG Comparable Companies indicated a range of book value per share multiples of 1.7x to 2.2x, resulting in an implied equity value range per share of NCNG common stock of $21.04 to $27.22 based on NCNG's book value per share as of June 30, 1998 of $12.37, and a range of P/E multiples based on estimated 1998 and 1999 earnings per share figures of 16.0x to 17.5x and 14.0x to 15.5x, respectively, resulting in an implied equity value range per share of NCNG common stock of $27.43 to $30.00 based on NCNG's estimated 1998 earnings per share figure of $1.71 and $25.36 to $28.08 based on NCNG's estimated 1999 earnings per share figure of $1.81, respectively. Based on these analyses, Salomon Smith Barney derived an implied equity value range per share of NCNG common stock of $26.00 to $29.00.

     Salomon Smith Barney also reviewed public information, including the projected 1998, 1999, and 2000 earnings per share estimates from First Call Corporation, the price to book value per share, and P/E multiples, among other things, for the CP&L Comparable Companies. This analysis resulted in a range of price to book value per share multiples as of June 30, 1998 of 2.0x to 2.5x, projected 1998, 1999, and 2000 P/E multiples of 15.0x to 16.0x, 14.5x to 15.5x and 13.8x to 14.8x, respectively. Using this analysis, Salomon Smith Barney derived a range of implied equity value range per share of CP&L common stock of $43.75 to $48.25.

     PRIVATE MARKET VALUATION ANALYSIS. Using publicly available information, Salomon Smith Barney performed an analysis of selected gas utility industry business combination transactions (the "Precedent Transactions") announced since March, 1993, including:

- Eastern's acquisition of Colonial Gas Co.;

- Eastern's acquisition of Essex County Gas Co.;

- NIPSCO Industries Inc.'s acquisition of Bay State Gas Company;

- PP&L Resources' acquisition of Penn Fuel Gas Co.;

- TECO Energy, Inc.'s acquisition of West Florida Gas Co.;

- Citizens Utilities' acquisition of Gasco, Inc.;

- ONEOK Inc.'s acquisition of Western Resources Inc.'s Kansas gas operations;

- TECO Energy, Inc.'s acquisition of Lykes Energy, Inc.;

- Houston Industries Inc.'s acquisition of NorAm Energy Corp.;

- Atmos Energy Corp.'s acquisition of United Cities Gas Co.;

- Texas Utilities Co.'s acquisition of ENSERCH Corp.;

- Puget Sound Power & Light Co.'s acquisition of Washington Energy Company;

- Energy Corporation of America's acquisition of Allegheny & Western Energy
  Corp.;

- NUI Corp.'s acquisition of Pennsylvania and Southern Gas Co.;

- Southern Union's acquisition of Western Resources Inc.'s Missouri gas operations;

- Wisconsin Energy Corp.'s acquisition of Wisconsin Southern Gas Co.; and

- Atmos Energy Corp.'s acquisition of Greeley Gas Company.

     For each of the Precedent Transactions, Salomon Smith Barney calculated among other things, multiples based on last twelve months ("LTM") earnings per share figures, projected one year and two year forward earnings per share figures, book value per share and net plant, as well as premiums to market price one day, five days and one month prior to announcement. Based on this analysis, Salomon Smith Barney derived a selected range of multiples based on the Precedent Transactions and applied this selected multiple range to NCNG's LTM earnings per share figure, estimated 1998 earnings per share figure, estimated 1999 earnings per share figure, historical (June 30, 1998) book value per share, and LTM net plant (June 30, 1998). Salomon Smith Barney also applied the selected premium to market price range of 20%-35%, derived from the Precedent Transactions, to the closing price of the NCNG common stock on the day prior to the execution of the merger agreement. Based on these analyses, Salomon Smith Barney derived an implied equity value range per share of NCNG common stock of $29.00 to $35.00.

     HISTORICAL TRADING RATIOS ANALYSIS. Salomon Smith Barney analyzed the historical ratios between the market prices per share of the NCNG common stock and the CP&L common stock (the "Historical Trading Ratios"). The Historical Trading Ratios were analyzed over the five year period between November 9, 1993 and November 9, 1998. The Historical Trading Ratios were also analyzed for each of the three year, two year, one year, six month, three month and one month periods ended November 9, 1998. During the five year period, the average Historical Trading Ratio was 0.56. Over the three year, two year, one year, six month, three month and one month periods, the average Historical Trading Ratios were 0.56, 0.58, 0.58, 0.57, 0.55 and 0.53, respectively. On November 9, 1998, the ratio of the market price of the NCNG common stock to the market price of the CP&L common stock was 0.51.

     Salomon Smith Barney also analyzed the premium to the average Historical Trading Ratio at each of the bottom of the collar ("Collar Bottom") (an implied exchange ratio of 0.7032x), a mid-point of the collar ("Collar Mid-Point") (an implied exchange ratio of 0.7735x) and the top of the collar under the merger agreement ("Collar Top") (an implied exchange ratio of 0.8594x). This analysis indicated a premium to average Historical Trading Ratio over the five year period of 26% at Collar Bottom, 38% at Collar Mid-Point and 53% at Collar Top. Over the three year, two year, one year, six month, three month and one month periods, the premium to average Historical Trading Ratios at Collar Bottom, Collar Mid-Point and Collar Top were 26%, 38% and 53%; 21%, 33% and 48%; 21%, 33% and 48%; 23%, 36% and 51%; 28%, 41% and 56%; and 33%, 46% and 62%,
respectively.

     PRO FORMA ANALYSIS OF THE MERGER. Salomon Smith Barney analyzed the pro forma impact of the merger on an earnings per share basis to NCNG's shareholders and CP&L's shareholders for the fiscal years ending December 31, 1999 through 2002. The analysis was performed utilizing stand-alone earnings estimated for the years ending 1999 through 2002 for NCNG and CP&L based on financial projections prepared by NCNG's management and CP&L's management, in each case taking into account NCNG management's expectation of synergies that might be obtained in the merger. Based on such analysis, the merger would be accretive to NCNG's shareholders for the years 1999 to 2002, ranging from an estimated 29.6% in 1999 to 38.9% in 2002. In addition, this analysis demonstrated that the merger would not be dilutive to CP&L's projected earnings per share if the pretax synergies during the next four years ranged from $9.1 million to $24.1 million per year.

     The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. The summary set forth above is not and does not purport to be a complete description of the analyses underlying Salomon Smith Barney's opinion or its presentation to the NCNG board. Salomon Smith Barney believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the processes underlying the analyses discussed in its opinion. In addition, no company used in the comparable companies trading analysis, the public market valuation analysis or the multiples analyses summarized above is identical to NCNG or CP&L or any of their business segments and no transaction used in the private market valuation analysis summarized above is identical to the merger. In addition, Salomon Smith Barney may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Salomon Smith Barney's view of the actual value of NCNG. Additionally, an analysis of the data described above necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of NCNG, CP&L or any of their business segments and other facts that could affect the public trading value or the acquisition value of the companies to which they are being compared.

     In performing its analyses, Salomon Smith Barney made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of NCNG or CP&L. The analyses which Salomon Smith Barney performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness, from a financial point of view, of the exchange ratio to holders of NCNG common stock. The analyses do not purport to be appraisals or to reflect the prices at which a company or any of its businesses might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, the opinion of Salomon Smith Barney and Salomon Smith Barney's presentation to the NCNG board of directors were among the many factors taken into consideration by the NCNG board of directors in making its determination to approve the merger.

     Pursuant to the terms of an engagement letter dated August 25, 1998, NCNG agreed to pay Salomon Smith Barney for its financial advisory and investment banking services:

          (i) a retainer fee of $100,000, which was payable upon execution of the engagement letter;

          (ii) a transaction fee equal to approximately 0.856% of the aggregate consideration payable in connection with the merger (as defined in the engagement letter) based on a $35 purchase price and subject to change if the price falls outside the collar, contingent upon the consummation of the merger and payable at the closing. Of this transaction fee, $455,176 was payable on execution of the merger agreement.

NCNG also agreed to reimburse Salomon Smith Barney for reasonable out-of-pocket expenses arising from the engagement, including legal fees and expenses. NCNG will also indemnify Salomon Smith Barney against certain liabilities in connection with Salomon Smith Barney's engagement, including liabilities under the federal securities laws.

     Salomon Smith Barney is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Smith Barney regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. In the ordinary course of its business, Salomon Smith Barney may actively trade the securities of NCNG and CP&L for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Salomon Smith Barney has rendered certain investment banking and financial advisory services to NCNG and CP&L for which Salomon Smith Barney received, or is expected to receive, customary compensation. Salomon Smith Barney and its affiliates (including Citigroup Inc.) may have other business relationships with NCNG, CP&L and their affiliates. The NCNG board of directors retained Salomon Smith Barney based on Salomon Smith Barney's expertise in the valuation of companies as well as its substantial experience in transactions such as the merger.

INTERESTS OF NCNG OFFICERS AND DIRECTORS IN THE MERGER

     You should be aware that NCNG's named officers and directors have interests in the merger that are different from, or in addition to, the interests of shareholders of NCNG generally and represent inherent conflicts of interest.

     NCNG has employment agreements with ten executive officers which include its Chief Executive Officer, Senior Vice Presidents, and Vice Presidents. The five most highly compensated of these ten executive officers, as disclosed in NCNG's proxy statement dated December 4, 1998, are Calvin B. Wells, Gerald A. Teele, Terrence D. Davis, E.J. Mercier, Jr., and Ronald J. Josephson. The employment agreements contain provisions which may require the payment of severance benefits after a "change in control" of NCNG if any of the parties to the employment agreements are terminated within three years of the effective time of the merger as more fully set forth in the employment agreements. The maximum aggregate value of the severance benefits which may become payable to these ten executive officers under the terms of their employment agreements is approximately $7.4 million. In addition, under NCNG's Long Term Incentive Plan, maximum awards valued at approximately $2 million (based on the $35 per share price stated in the merger agreement) are payable upon a "change in control" to these ten executive officers. At the effective time of the merger, a "change in control" will be deemed to have occurred for purposes of the employment agreements and the Long Term Incentive Plan.

     CP&L has not made any firm decisions or commitments with respect to the continued employment of NCNG's executive officers. The compensation and benefits of any NCNG executive who is retained after the merger is expected to be consistent with the compensation paid and benefits provided for a comparable position level at CP&L. NCNG's directors will not become CP&L directors.

     CP&L has also agreed that for six years after the completion of the merger it will maintain all rights of indemnification existing in favor of the directors and officers of NCNG as in effect on the date of the merger agreement with respect to matters occurring prior to the completion of the merger. CP&L also will cause the current policies for directors' and officers' liability insurance maintained by NCNG to be maintained for six years from the completion of the merger with respect to matters occurring prior to the effective time, to the extent liability insurance is available to CP&L in the market. CP&L may substitute policies of at least the same coverage containing terms and conditions that are not materially less advantageous.

     CP&L has agreed to exercise its best efforts to accommodate the elections made by NCNG's directors under the accumulation and payout provisions of the NCNG Directors' Deferred Compensation Stock Plan and the NCNG Deferred Retirement Compensation Stock Plan for Eligible Directors, with units of CP&L common stock being substituted for the accumulated units of NCNG common stock, based on the exchange ratio, in each director's account and accumulated and paid out as provided for in each plan and the related agreements between NCNG and its directors. Further, NCNG may allow each NCNG director who would otherwise receive a distribution based on a change of control of NCNG an election to defer any distributions until they would have been paid out under each plan's normal distribution provisions.

     One of NCNG's directors, Richard F. Waid, is a managing director of The Robinson-Humphrey Company, an investment banking and securities brokerage company. The Robinson-Humphrey Company is a wholly-owned subsidiary of Salomon Smith Barney, NCNG's financial advisor.

     The NCNG board was aware of these interests and considered them, among other things, in approving the merger agreement.

REGULATORY APPROVALS REQUIRED TO COMPLETE THE MERGER

     While we believe that we will receive the requisite regulatory approvals and clearances for the merger that are summarized below, we cannot give any assurance regarding the timing of the required approvals or clearances or our ability to obtain the required approvals and clearances on satisfactory terms or otherwise, or that no action will be brought challenging the merger or the governmental approvals or other actions.

     Completion of the merger is subject to obtaining regulatory approvals on terms and conditions that would not have a material adverse effect on the business, assets, financial or other condition, results of operations or prospects of CP&L or on NCNG following the effective time of the merger. NCNG and CP&L have filed (or will promptly file) all applications and notices and have taken (or will promptly take) other appropriate action with respect to any requisite approvals or other action of any governmental authority.

     Subject to restrictions explained in the merger agreement, either CP&L or NCNG may terminate the merger agreement if all necessary conditions to the consummation of the merger have not been satisfied by December 31, 1999. See "-- Termination of the Merger Agreement; Termination Fee" on page 37.

     HSR Pre-Merger Notification. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the rules and regulations thereunder, provide that the merger may not be completed until premerger notification filings have been made, by which means information is submitted to the Antitrust Division of the U. S. Department of Justice and the Federal Trade Commission, and the specified HSR Act waiting period has expired. These premerger notification filings were initially made by CP&L and NCNG on March 30, 1999. On April 29, 1999, CP&L withdrew and resubmitted its HSR Act notification in order to provide the Department of Justice with additional time for review.

     Public Utility Holding Company Act of 1935. CP&L currently is not a "holding company" under the provisions of the Public Utility Holding Company Act of 1935 (the "1935 Act"). Upon the effective time of the merger, CP&L will become a holding company but will be exempt from all provisions of the 1935 Act except Section 9(a)(2) of the 1935 Act by filing an exemption statement under
Section 3(a)(2) pursuant to Rule 2 of the 1935 Act.

     State Approvals. CP&L is subject to the jurisdiction of the North Carolina Utilities Commission and The Public Service Commission of South Carolina, both of which must approve the merger and issuance of CP&L common stock in connection with the merger. NCNG is also subject to the jurisdiction of the North Carolina Utilities Commission. On January 11, 1999, CP&L and NCNG filed a joint application with the North Carolina Utilities Commission seeking approval of the merger and of the issuance of CP&L's common stock in connection with the merger. On February 9, 1999, CP&L filed an application with The Public Service Commission of South Carolina seeking approval of the merger and issuance of its common stock in connection with the merger. As of the date of this document, neither the CP&L -- NCNG joint application to the North Carolina Utilities Commission nor the CP&L application to The Public Service Commission of South Carolina has been approved.

OTHER SIGNIFICANT CONDITIONS TO THE MERGER THAT MUST BE FULFILLED OR WAIVED

     Completion of the merger is subject to other conditions. The merger agreement provides that each of CP&L and NCNG has duties to attempt to cause the conditions to be satisfied. If all conditions are not satisfied or waived by December 31, 1999, either party may terminate the merger agreement unless the failure of the condition results from the failure of that party to fulfill its obligations. See "-- Termination of the Merger Agreement; Termination Fee" on page 37.

     The conditions to the obligations of each party to complete the merger, among other things, are as follows:

          (i) the approval of the merger agreement by the NCNG shareholders;

          (ii) that there is no action by any court of competent jurisdiction or governmental authority which prohibits or makes illegal the completion of the merger;

          (iii) the registration statement, of which this document forms a part, is effective in accordance with the provisions of the Securities Act, and no stop order suspending effectiveness has been issued and remains in effect;

          (iv) expiration or termination of the waiting period applicable to the merger under the HSR Act;

          (v) all approvals or actions of, or filings with, any governmental authority required in connection with the merger shall have been obtained or made;

          (vi) the receipt of the opinion of Hunton & Williams that, for United States federal income tax purposes, the merger will constitute a "reorganization" under Section 368(a) of the Internal Revenue Code; and

          (vii) that the shares of CP&L common stock to be issued in the merger have been approved for listing on the NYSE, subject to official notice of issuance.

     The respective obligations of CP&L and NCNG to complete the merger are also subject to the satisfaction or waiver of various other conditions specified in the merger agreement. The conditions include, among others:

          (i) since November 10, 1998, there has been no material adverse change or any development that is reasonably likely to result in a material adverse change in the business, assets, financial or other condition, results of operations, or prospects of either company, including their subsidiaries and other entities in which they have an interest, taken as a whole;

          (ii) each party's representations and warranties set forth in the merger agreement were true and correct in all material respects when made and as of the closing of the merger except (a) to the extent those representations and warranties speak as of a specified earlier date, and
     (b) as otherwise contemplated or permitted by the merger agreement;

          (iii) the performance by each party, in all material respects, of its agreements and covenants under the merger agreement;

          (iv) each party shall have delivered to the other, a certificate executed by a specified officer or officers, in form satisfactory to counsel for NCNG, certifying fulfillment of the matters referred to in subparagraphs (i) through (iii) above;

          (v) all proceedings, corporate or other, to be taken by each party in connection with the merger, shall be reasonably satisfactory in form and substance to each party and its counsel, and each party shall have made available to the other party for examination the originals or true and correct copies of all documents that may have been reasonably requested in connection with the transactions contemplated by the merger; and

          (vi) all governmental consents, authorizations, orders, permits, and approvals described in the merger agreement shall contain no terms that would have a material adverse effect on CP&L or NCNG.

COVENANTS OF EACH OF NCNG AND CP&L; CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

     In the merger agreement, NCNG has agreed that pending the completion of the merger, it will conduct its operations in the ordinary and usual course of business and consistent with past practice. NCNG has also agreed to use its reasonable best efforts to preserve intact its business organizations, to keep available the services of its officers and employees and to maintain satisfactory relationships with suppliers, contractors, distributors, customers and others having material business relationships with them.

     In addition, without the prior written consent of CP&L, prior to the completion of the merger, NCNG will not:

          (i) amend its articles or certificate of incorporation, bylaws, or other organizational document;

          (ii) issue any stock of any class or any other securities or interests, except under existing employee benefit plans or NCNG's dividend reinvestment plan in the ordinary course of business consistent with past practice;

          (iii) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution, or redeem or otherwise acquire any of its securities or any securities, except that it may declare and pay dividends in the ordinary course of business consistent with its past practices and may increase the amount of dividends by no more than 6% over the amount last declared prior to the date of the merger agreement;

          (iv) take actions or permit events to occur relating to the NCNG Rights Agreement dated as of October 7, 1997, between NCNG and Wachovia Bank, N.A., and the rights issued under the NCNG Rights Agreement, or to take any action that would allow parties other than CP&L or Carolina Acquisition Corporation to acquire shares of stock of NCNG above a specified amount without triggering events under the NCNG Rights Agreement;

          (v) incur or assume any indebtedness for borrowed money or guarantee any indebtedness other than refinancings, intra-company indebtedness, or borrowings under existing facilities or for permitted capital expenditures;

          (vi) except in the ordinary course of business, consistent with past practices:

           (a) enter into any material operating lease or create any mortgages, liens, except with respect to indebtedness permitted pursuant to the merger agreement;

           (b) enter into any material contract, or modify or exercise any option under any material existing contract, other than in the ordinary course of business or in connection with the transactions contemplated by the merger agreement;

           (c) make capital expenditures through the effective time in excess of $1,000,000 over the amount budgeted for capital expenditures on the date of the merger agreement as disclosed to CP&L;

           (d) take actions relating to director, officer or employee compensation and benefits unless required by law or not resulting in a material increase in expenses;

           (e)   acquire, sell, lease or dispose of any material asset;

           (f) take any action with respect to accounting policies or practices, unless it would not have an adverse effect; or

           (g) make any material tax election, or settle or compromise any material tax liability, except in the ordinary course of business, consistent with past practice;

          (vii) make any filing to materially change rates on file, except for filings with the North Carolina Utilities Commission relating to purchased gas;

          (viii) fail to maintain insurance against risks and losses in accordance with past practice;

          (ix) fail to maintain in effect any existing permit, license or governmental authorization, registration or approval;

          (x) except for the payment of professional fees or as otherwise permitted by the merger agreement, pay or satisfy any material claims, liabilities or obligations other than liabilities reflected or reserved against in the September 30, 1997 financial statements or incurred in the ordinary course of business since that date;

          (xi) voluntarily engage in any activities which are reasonably expected to cause a change in status under Public Utility Holding Company Act of 1935, or which are reasonably expected to impair the ability of CP&L to claim an exemption under PUHCA Rule 2 following the merger; or

          (xii) agree in writing or otherwise to take any of the foregoing actions.

     NCNG also has agreed to use its best efforts, subject to the right of the NCNG directors to act in accordance with their fiduciary duties, to obtain the approval of the merger agreement by the NCNG shareholders. NCNG has agreed to provide CP&L with access to NCNG facilities and information, subject to CP&L's obligation of confidentiality undertaken in connection with the merger agreement.

     The merger agreement also contains other agreements relating to the conduct of the parties prior to the effective time, including those requiring the parties:

        (i) to use their reasonable best efforts in good faith to take the necessary actions to effect the merger and other contemplated transactions;

        (ii) to cooperate in the preparation of the CP&L Registration Statement and this document;

        (iii) to cooperate in preparing, filing and obtaining all necessary regulatory approvals;

        (iv) to refrain from issuing press releases regarding the merger without the other party's prior approval, except as otherwise required by applicable law, regulation or stock exchange or trading system;

        (v) give written notice promptly to the other concerning any event or circumstance which would cause or constitute a breach or warranty of any of the representations, warranties or covenants of that party contained in the merger agreement; and

        (vi) to deliver to each other letters from their respective accountants for use in connection with SEC filings made in connection with the merger.

     CP&L has agreed to provide NCNG with access to CP&L nuclear power facilities in connection with any assessment of those facilities undertaken by NCNG pursuant to the merger agreement.

     During the period from the date of the merger agreement to the effective time, CP&L and NCNG also agreed that their representatives would meet as frequently as reasonably requested by either party to discuss the operations and business prospects of their companies. Each party has agreed to advise the other of the occurrence of a material adverse change with respect to it.

NCNG MAY NOT SOLICIT ALTERNATIVE PROPOSALS

     The merger agreement provides that neither NCNG nor any of its subsidiaries will initiate, solicit or encourage any inquiries or proposals regarding:

     (i) any merger, acquisition, consolidation, reorganization, share exchange, tender offer, exchange offer or similar transaction involving NCNG or any of its subsidiaries; or

     (ii) any proposal or offer to acquire a substantial equity interest in or a substantial portion of the assets of NCNG or any of its subsidiaries.

     NCNG has also agreed not to provide any non-public information or data to, or have any discussions with, any person relating to a transaction listed above, or otherwise facilitate any effort or attempt to make or implement a transaction listed above. NCNG also agreed to terminate any existing activities relating to other proposals and to notify CP&L if any inquiries and proposals for an alternative transaction, requests for information, or attempts to initiate discussions are received by NCNG.

     The merger agreement does not prohibit NCNG or the NCNG board, to the extent required for the NCNG directors to comply with their fiduciary duties to shareholders imposed by law (as determined in good faith upon advice of counsel), from furnishing information to and engaging in discussions with other parties, subject to notifying CP&L, providing information to CP&L, taking actions to ensure the confidentiality of information provided to other parties, and complying with legal requirements regarding disclosure of contacts with other parties.

     Nothing in the merger agreement permits NCNG to enter into any agreement with respect to an alternative proposal unless the merger agreement is first or simultaneously terminated in accordance with its terms. See "-- Termination of the Merger Agreement; Termination Fee" on page 37.

AMENDMENT AND WAIVER

     The merger agreement may be amended by action taken by both CP&L and NCNG at any time before or after approval of the merger by the NCNG shareholders. After NCNG shareholder approval, no amendment may be made that by law requires the further approval of the NCNG shareholders without obtaining the required NCNG shareholder approval. The merger agreement may not be amended except in a writing signed by both of the parties.

     At any time prior to the effective time, either party may:

     (i)   extend the time for the performance by the other party;

     (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered by the other party; or

     (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

Any extension or waiver will be valid only if stated in a writing signed by that party.

TERMINATION OF THE MERGER AGREEMENT; TERMINATION FEE

     The merger agreement may be terminated and the merger may be abandoned notwithstanding approval of the merger by the NCNG shareholders:

          (i) by mutual written consent of NCNG and CP&L;

          (ii) by NCNG or CP&L, if the merger has not occurred on or before December 31, 1999, but the right to terminate the merger agreement will not be available to a party whose failure to perform was the reason for the delay;

          (iii) by NCNG if there has been a material breach by CP&L of any representation, warranty, covenant or agreement given in the merger agreement, and the breach has not been cured within 10 business days following receipt by CP&L of written notice of the material breach;

          (iv) (a) by CP&L or NCNG if the NCNG shareholders do not approve the merger agreement; (b) by CP&L if there has been a material breach by NCNG of any representation, warranty, covenant or agreement given in the merger agreement, which breach has not been cured within 10 business days following receipt by NCNG of written notice of the material breach; or (c) by CP&L if the board of directors of NCNG withdraws its recommendation to the NCNG shareholders that they approve the merger agreement;

          (v) by NCNG if, prior to the effective time, another party has made a bona fide proposal with respect to the acquisition of all of NCNG's outstanding capital stock or all or substantially all of NCNG's assets, that the NCNG board believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to the shareholders of NCNG than the CP&L proposal, and CP&L has not made, within five business days of receiving notice of the competing proposal, an offer that the NCNG board believes, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to NCNG's shareholders as the competing proposal; or

          (vi) by NCNG or CP&L, if a court or other governmental authority has issued a proper order, decree or ruling or taken any other action restraining or otherwise prohibiting the merger and that order, decree, ruling or other action has become final.

     If the merger agreement is terminated and the merger is not completed, the obligations of the parties under the merger agreement will terminate, except for confidentiality obligations under the merger agreement and the provisions of
Section 8.3 (termination fee) and Article IX (miscellaneous provisions) of the merger agreement. Termination will not relieve any party from liability by reason of any breach of any provision contained in the merger agreement.

     If CP&L or NCNG terminates the merger agreement due to material breach by the other party of representations or warranties, and no other ground for termination exists, then the breaching party must reimburse the other for out-of-pocket expenses incurred in connection with the transactions contemplated by the merger agreement. Any reimbursement by NCNG will reduce claims for damages that CP&L otherwise might have for breach of the merger agreement by NCNG.

     CP&L is entitled to be paid a termination fee of $10 million by NCNG if the merger agreement is terminated for the following reasons:

     - CP&L terminates the merger agreement because the merger has not been completed by December 31, 1999, due to the failure of NCNG to use its best efforts to obtain NCNG shareholder approval, to use its best efforts to complete the merger promptly or to use all commercially reasonable efforts to make regulatory filings and to provide information in connection with those filings;

     - a qualified competing proposal has been made to NCNG or the NCNG shareholders and CP&L does not modify its proposal to meet those terms within the allotted time; or

     - the NCNG board withdraws its recommendation to you that you approve the merger agreement.

     The termination fee otherwise payable because of a competing proposal will not be payable unless NCNG or its related companies enters into a binding agreement relating to the competing proposal (or a similar proposal) within 12 months of the termination of the merger agreement.

INDEMNIFICATION OF THE COMPANIES

     The merger agreement does not contain provisions pursuant to which either CP&L or NCNG will indemnify each other for liabilities arising from the merger, except for agreements that CP&L will continue to maintain the indemnification rights of directors and officers of NCNG and NCNG policies of directors' and officers' liability insurance as described above. See "Comparative Rights of NCNG Shareholders and CP&L Shareholders -- Director and Officer Liability; Indemnification" on page 46.

                        MARKET PRICES AND DIVIDENDS PAID

     CP&L common stock trades on the NYSE and the Pacific Exchange under the symbol "CPL," and NCNG common stock trades on the NYSE under the symbol "NCG". As of May 7, 1999, CP&L common stock was held of record by approximately 66,298 persons, and NCNG common stock was held of record by approximately 4,591 persons. This table sets forth for the indicated periods the high and low sales prices per share, as reported as composite transactions in The Wall Street Journal, and dividends declared per share.

                                              CP&L COMMON STOCK             NCNG COMMON STOCK
                                         ---------------------------   ---------------------------
                                                           PER SHARE                     PER SHARE
                                          HIGH     LOW     DIVIDEND     HIGH     LOW     DIVIDEND
                                         ------   ------   ---------   ------   ------   ---------
YEAR ENDED DECEMBER 31, 1996(1)
First Quarter..........................  38.375   34.500     0.455     18.167   16.667     0.217
Second Quarter.........................  38.000   34.875     0.455     19.250   16.583     0.217
Third Quarter..........................  38.250   34.125     0.455     21.250   18.167     0.217
Fourth Quarter.........................  37.000   34.250     0.470     20.917   18.667     0.217
YEAR ENDED DECEMBER 31, 1997(1)
First Quarter..........................  37.875   36.125     0.470     22.167   19.167     0.233
Second Quarter.........................  36.250   33.000     0.470     22.250   19.667     0.233
Third Quarter..........................  36.625   33.750     0.470     23.333   20.875     0.233
Fourth Quarter.........................  42.500   34.313     0.485     23.292   20.500     0.233
YEAR ENDED DECEMBER 31, 1998
First Quarter..........................  45.750   40.625     0.485     27.938   23.250     0.250
Second Quarter.........................  45.500   39.500     0.485     27.000   22.250     0.250
Third Quarter..........................  46.625   39.938     0.485     26.500   23.063     0.250
Fourth Quarter.........................  49.063   45.063     0.500     33.250   22.313     0.250
YEAR ENDED DECEMBER 31, 1999
First Quarter..........................  47.500   37.813     0.500     33.375   30.375     0.265

------------------------------------------

(1) Per share amounts for NCNG have been restated to reflect a 3-for-2 stock split effective February 20, 1998.

                             INFORMATION ABOUT NCNG

     NCNG is engaged in the transmission and distribution of natural gas through approximately 1,020 miles of transmission pipeline and approximately 2,761 miles of distribution mains. Natural gas is sold under regulated rates to approximately 162,000 customers in 86 cities and towns and four municipal gas distribution systems in eastern and southcentral North Carolina. The population in NCNG's franchised territory is approximately 2,581,000.

     NCNG purchases and transports natural gas under long-term contracts with Transcontinental Gas Pipe Line Corporation, Columbia Gas Transmission Corporation, and several major oil and gas producers. Approximately 52% of NCNG's total available gas supply in 1998 was purchased under long-term contracts, in the spot market or with nonpipeline suppliers for system supply, and approximately 48% was received for transportation to various customers. NCNG also serves propane gas to approximately 11,200 customers and sells to and services gas appliances for gas customers and new home builders.

     For more information about NCNG, reference is made to its periodic filings with the Securities and Exchange Commission, which are incorporated by referenced into this document. See "Where You Can Find More Information" on page 49.

                             INFORMATION ABOUT CP&L

     CP&L is engaged primarily in the generation, transmission, distribution and sale of electric energy in portions of North and South Carolina. It serves an area of approximately 30,000 square miles, with a population of approximately
3.9 million. As of December 31, 1998, it served approximately 1,183,000 customers. During 1998, 33% of CP&L's operating revenues were derived from residential sales, 22% from commercial sales, 23% from industrial sales, 13% from wholesale sales, and 9% from other sources.

     At December 31, 1998, CP&L had a total system installed generating capacity of 9,963 megawatts, of which 53% was coal-fired, 32% nuclear, 2% hydro, and 13% other fuels. CP&L also had approximately 5,628 pole miles of transmission lines, 44,033 pole miles of overhead distribution lines, and 12,759 miles of underground distribution lines.

     CP&L is considering the formation of a holding company structure, so that CP&L would become a subsidiary of a newly formed holding company. This conversion is being considered because of the advantages it might offer as CP&L continues to confront the rapidly changing environment facing electric utilities. The holding company structure would allow greater organizational flexibility, including a clearer separation of regulated businesses from each other and from unregulated businesses such as energy services, telecommunications, and electric generation projects for wholesale markets. This structure would also offer greater financing flexibility, because the holding company would not be required to obtain utility commission approval each time it seeks to issue securities in order to raise cash or to offer as consideration in acquisitions.

     CP&L's shareholders would have to approve a holding company restructuring, as would various regulatory authorities. If CP&L converts to a holding company structure, each share of CP&L common stock will automatically be exchanged for one share of common stock of the new holding company. There can be no assurance as to when or whether the contemplated holding company structure will be submitted for shareholder approval or established. CP&L does not currently expect that the conversion will be submitted to the shareholders until after the NCNG merger is completed and you have had an opportunity to become a shareholder of CP&L.

     For more information about CP&L, reference is made to its periodic filings with the Securities and Exchange Commission, which are incorporated by referenced into this document. See "Where You Can Find More Information" on page 49.

                       DESCRIPTION OF CP&L CAPITAL STOCK

     This summary of the characteristics of CP&L's capital stock below is qualified in all respects by reference to the CP&L charter and the CP&L bylaws, each as amended, copies of which are on file with the SEC as Exhibit No. 3(i) to CP&L's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997, and Exhibit No. 3b(3) to CP&L's Form 10-K for the year ended December 31, 1998, respectively. Reference is also made to the laws of the State of North Carolina.

AUTHORIZED AND OUTSTANDING CP&L CAPITAL STOCK

     CP&L is authorized to issue 200,000,000 shares of common stock, 300,000 shares of $5 Preferred Stock, 20,000,000 shares of Serial Preferred Stock, 5,000,000 shares of Preferred Stock A, and 10,000,000 shares of Preference Stock. As of the close of business on December 31, 1998, 151,337,503 shares of CP&L common stock, 237,259 shares of $5 Preferred Stock, and 350,000 shares of Serial Preferred Stock were issued and outstanding, respectively.

     The preferred stock ranks prior to the preference stock and the common stock, and the preference stock ranks prior to the common stock, as to dividends and liquidation rights.

CP&L COMMON STOCK

     Dividend Rights. The CP&L common stock is entitled to all dividends after full provisions for preferred stock and preference stock dividends. The CP&L Charter contains provisions limiting the amount of dividends or distributions which CP&L may pay or make on the CP&L common stock

     - unless at least a 25 percent ratio of CP&L common stock and surplus to total capitalization is maintained; or

     - if there is a failure to pay dividends on any preferred stock or preference stock (current aggregate annual requirements -- approximately $3 million); or

     - to meet sinking fund payments on the preferred stock.

     So long as any mortgage bonds are outstanding, the payment of CP&L common stock dividends is restricted to aggregate net income available therefor (after dividends on all preferred stock outstanding) since December 31, 1948, plus $3,000,000. No portion of retained earnings is currently restricted. There are no defaults in the payment of dividends on any of the outstanding preferred stock or preference stock.

     Voting Rights and Cumulative Voting. Each share of currently outstanding preferred stock and each share of CP&L common stock is entitled to one vote on all matters. Since the holders of those shares do not have cumulative voting rights, the holders of more than 50 percent of the shares voting can elect all of CP&L's directors and the holders of the remaining shares voting (less than 50 percent) cannot elect any directors. If dividends payable on any of the preferred stock are in default in an amount equivalent to four full quarterly payments or more per share, holders of preferred stock, voting as a class, are entitled to elect the smallest number of directors necessary to constitute a majority of the CP&L board, and holders of CP&L common stock, voting as a class, shall have the right, subject to prior rights of holders of preference stock, to elect the remaining directors. If dividends payable on the preference stock shall be in default in an amount equivalent to six full quarterly payments or more per share, holders of preference stock, voting as a class, are entitled, subject to the prior rights of the preferred stock, to elect two directors.

     Liquidation Rights. The preferred stock is entitled, in preference to the preference stock and the CP&L common stock, to $100 per share or, for preferred stock issued after June 1, 1980, the liquidation value fixed by the CP&L board, and accumulated unpaid dividends. The preference stock is entitled, in preference to the CP&L common stock, to the amount per share fixed at the time of issuance and accumulated unpaid dividends. The holders of the CP&L common stock are entitled to share, ratably, in the distribution of all remaining assets.

     Preemptive Rights. The holders of CP&L common stock have no preemptive rights to purchase additional shares of CP&L common stock.

     Calls and Assessments. All issued and outstanding shares of CP&L common stock are fully-paid and non-assessable, and the shares of CP&L common stock to be issued in connection with the merger, when authorized, approved, issued and delivered under the terms of the merger agreement, will be fully-paid and non-assessable.

     Redemption/Conversion. Shares of CP&L common stock are not subject to any redemption provisions and are not convertible into any other securities or property.

TRANSFER AGENT AND REGISTRAR

     As of June 1, 1999, Equiserve Trust Company, N.A. will succeed Wachovia Bank, N.A. as the transfer agent and registrar for the CP&L common stock.

                    COMPARATIVE RIGHTS OF NCNG SHAREHOLDERS
                             AND CP&L SHAREHOLDERS

     NCNG is a Delaware corporation, subject to the provisions of the Delaware General Corporation Law. The rights of the NCNG shareholders are based on Delaware law, the certificate of incorporation of NCNG (as amended, the "NCNG charter"), and the NCNG bylaws (as amended). CP&L is a North Carolina corporation, subject to the provisions of the North Carolina Business Corporation Act. In the merger, NCNG shareholders will become holders of CP&L common stock. The material differences between the rights of an NCNG shareholder under the NCNG charter, the NCNG bylaws and Delaware law, on the one hand, and the rights of a holder of CP&L common stock under the CP&L charter (as amended, the "CP&L charter"), the CP&L bylaws (as amended) and North Carolina law, on the other hand, are summarized below. The summary does not purport to be a complete statement of all differences and is qualified in its entirety by reference to the relevant provisions of the laws and the documents discussed below. Also, the summary does not reflect any rules of the New York Stock Exchange or Pacific Stock Exchange that may apply to CP&L or NCNG in connection with the matters discussed.

AUTHORIZED CAPITAL

     CP&L: CP&L's charter authorizes four classes of stock in addition to common stock: $5 Preferred Stock, Serial Preferred Stock, Preferred Stock A and Preference Stock, each of which has, or might have when issued, rights superior to the rights of the CP&L common stock.

     NCNG: NCNG's only class of authorized capital stock is the NCNG common stock.

REQUIRED SHAREHOLDER VOTES FOR CERTAIN TRANSACTIONS

     CP&L: North Carolina law provides that mergers, share exchanges, or sales of substantially all assets require the approval of at least a majority of the shares entitled to vote on the subject transaction. CP&L's governing documents do not require a greater vote, but certain business combinations require the approval of a majority of the outstanding shares, of the CP&L preferred and preference stock, voting as a single voting group. Other transactions affecting rights of preferred or preference stock might give rise to voting rights requiring approval by these classes.

     NCNG: Delaware law provides that certain business combinations, including mergers, or sales of substantially all of a corporation's assets require the approval of a majority of the shares entitled to vote on the transaction. NCNG has adopted a provision requiring a two-thirds vote for certain business combinations. NCNG's governing documents contain no other provisions that would alter the voting requirements provided under Delaware law.

ANTI-TAKEOVER LAWS AND PROVISIONS

     CP&L: CP&L is governed by the North Carolina Shareholder Protection Act and the North Carolina Control Share Act. CP&L does not currently have a shareholder rights plan, commonly known as a "poison pill" plan.

     Shareholder Protection Act. The North Carolina Shareholder Protection Act is a form of "fair price" anti-takeover law that applies to CP&L. Its purpose is to protect against two-stage control transactions in which holders of shares not purchased by the acquiror in the first stage of its acquisition are forced to accept a lower price in the second stage (in which the acquiror eliminates minority shares). The law also protects against the disposition of the corporation's assets after the acquiror has completed the first stage.

     A "fair price" statute makes it difficult for the acquiror to complete the second stage of the transaction unless holders in the second stage receive a "fair price" for their shares or approve the transaction by a supermajority vote.

     The Shareholder Protection Act requires the holders of 95% of the voting shares of CP&L to approve a "business combination" with any other entity that beneficially owns, directly or indirectly, 20% or more of CP&L's stock or has in the past been a 20% owner and at the time is an affiliate of CP&L.

     A "business combination" includes:

     - any merger or consolidation with or into any other corporation;

     - the sale or lease of all or any substantial part of the corporation's assets to any other entity; or

     - any payment, sale or lease to the corporation or any subsidiary, in exchange for securities of CP&L, of assets of any other entity, except assets having an aggregate fair market value of less than $5,000,000.

     The 95% vote requirement will not apply if the act's "fair price" and procedural provisions are satisfied. There are exceptions to the 95% approval requirement, but in some cases they might be difficult to satisfy. CP&L's directors have no authority under the Shareholder Protection Act to waive the high vote requirement for specific transactions. The Shareholder Protection Act can function as a deterrent in many hostile acquisition transactions, but its broad provisions and the inability of a board of directors to exempt a transaction from the application of the statute could prevent the completion of a transaction that the board of directors and a significant majority of shareholders would have approved.

     Control Share Act. The North Carolina Control Share Acquisition Act restricts the voting rights of a person who acquires "control shares" in CP&L. Control shares are shares that, when added to all other shares of CP&L, would entitle that person to specified levels of voting power in the election of directors.

     Under the statute, the control shares acquired have no voting rights unless the "disinterested shareholders" grant voting rights to those shares. The disinterested shareholders are all shareholders other than the acquiring person, officers of CP&L and directors of CP&L who also are employees of CP&L. If voting rights are granted to control shares, all shareholders, other than the interested shareholders, have the right to require the corporation to redeem their shares for the highest price per share paid by the interested shareholder in the control share acquisition.

     The Control Share Act contains exceptions to the voting rights provisions, such as a transfer of control shares in a merger or share exchange approved by the target company board. However, the exemptions are limited and qualified, and the statute could operate in a way to impede or delay transactions favored by the board and a substantial number of shareholders.

     NCNG: NCNG is governed by the Section 203 of the Delaware General Corporation Law, the "fair price" provisions of its charter and its shareholder rights plan.

     Interested Stockholder Transactions. Section 203 of the Delaware General Corporation Law prohibits public corporations such as NCNG from engaging in a "business combination" with an "interested stockholder" for 3 years following the date on which the stockholder becomes an interested stockholder, subject to exceptions. An "interested stockholder" generally is any stockholder who becomes the beneficial owner of 15% or more of NCNG's outstanding voting stock. "Business combination" includes mergers or consolidations between NCNG and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its subsidiaries and transactions which increase an interested stockholder's percentage ownership.

     Section 203 applies to transactions, called "covered acquisitions," in which a person acquires 15% or more of a corporation's stock. This law serves to prevent the acquiror in a covered acquisition from effecting a business combination with the corporation within the 3-year period. There are exceptions to the prohibitions. Business combinations may be effected, if:

     - the interested stockholder's proposed business combination is approved by the NCNG board before the person becomes an interested stockholder;

     - the share acquisitions by the acquiror that result in 15% ownership interest also result in the acquiror owning 85% of NCNG voting stock; or

     - the NCNG board and at least 66 2/3% of the disinterested voting shares approve the business combinations.

     The 3-year prohibition also does not apply to certain business combinations specifically excepted in the statute.

     NCNG has not taken any of the actions permitted under Section 203 to restrict the applicability of this law.

     NCNG Fair Price Charter Provisions. The NCNG charter has a form of "fair price" provision which requires that certain business combinations with a "substantial shareholder" (generally, a holder of 10% or more of the NCNG voting stock) be approved not only by the vote of shareholders otherwise required by Delaware law, but also by one or more directors who are not associated with the substantial shareholder and also were directors before the time the substantial shareholder achieved that status. In addition, this provision requires:

     - that the cash or fair market value of other consideration to be received by any NCNG shareholder will be offered to all NCNG shareholders, and that the value must not be less than the highest of:

        - the highest price per share paid by the substantial shareholder at any time;

        - the fair market value of those shares, as defined in the NCNG Charter; or

        - the highest price then being offered in any competing business combination on the day the NCNG board approves the business combination with the substantial shareholder; and

     - that information complying with the requirements of the Securities Exchange Act of 1934 has been provided to the NCNG shareholders, conforming to requirements provided in the NCNG charter.

     Shareholder Rights Plan. NCNG issued Rights to holders of record of NCNG common stock on November 10, 1997, giving each holder of a Right the right to buy shares of NCNG common stock. In summary, unless the NCNG board takes certain actions to redeem the rights or to except a proposed transaction from making the Rights exercisable, the acquisition of shares constituting 15% or more of the outstanding common stock would render the Rights exercisable on financial terms that would make an acquisition of control of NCNG prohibitively expensive. The Rights are explained in the Rights Agreement dated as of October 7, 1997 between NCNG and Wachovia Bank, N.A. as Rights Agent.

     The Rights and the Rights Agreement, in general, are designed to deter unsolicited or hostile tender offers for NCNG shares so that the NCNG board can assess the merits of the proposal in the interest of NCNG and its shareholders. The NCNG board has amended the Rights Agreement in order to except the merger from the operation of the Rights Agreement.

SIZE, CLASSIFICATION AND TERMS OF BOARD OF DIRECTORS

     CP&L: The CP&L board may determine its size, except that the number of directors may not be less than 11 or more than 15. Once set, the number of directors may not be reduced to a number less than the number of directors then in office unless the reduction becomes effective only at and after the next meeting of shareholders for the election of directors. Currently, CP&L has an 11-member board divided into three classes, each as nearly as possible equal in number as the others, with the classes being elected for staggered 3-year terms. Directors of CP&L who are full-time employees of CP&L must retire from the CP&L board at age 65, except for the chairman of the board. Directors who are not full-time employees of CP&L must retire at age 71.

     NCNG: The NCNG board may determine its size, except that the number must be at least 9. Currently, NCNG has a 9-member board divided into three classes of three directors each, with each class serving a staggered 3-year term. Directors of NCNG must retire at age 75.

REMOVAL OF DIRECTORS

     CP&L: A CP&L director may be removed with or without cause by the vote of the holders of a majority of the voting shares. However, directors elected by holders of preferred or preference stock may be removed only by the vote of the voting group authorized to elect them, and other directors not elected by those voting groups may be removed only by the shareholders that elected them.

     NCNG: Because the NCNG board is staggered, a director may be removed only with cause, unless the NCNG charter is amended to allow removal without cause.

DIVIDENDS AND OTHER DISTRIBUTIONS

     CP&L: CP&L generally may make dividends or other distributions to its shareholders unless after the distribution either:

     - CP&L would not be able to pay its debts as they become due in the usual course of business; or

     - CP&L's assets would be less than the sum of its liabilities plus the amount that would be needed to satisfy the preferential liquidation rights of senior shareholders.

     The CP&L charter contains extensive provisions governing the preference of the CP&L preferred and preference stock with respect to the payment of dividends and distributions, including liquidation preferences.

     NCNG: NCNG may declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. In addition, NCNG may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

     NCNG does not have a class of preferred stock; therefore, the only restrictions on distributions to shareholders of NCNG common stock are the restrictions imposed by law.

SPECIAL SHAREHOLDER MEETINGS

     CP&L: CP&L shareholders may not demand the call of a special meeting of shareholders.

     NCNG: NCNG shareholders of record, owning a majority of outstanding stock entitled to vote, may demand the call of a special meeting of shareholders.

SHAREHOLDER PROPOSAL PROCEDURES

     CP&L: The CP&L bylaws provide that a shareholder may propose business or nominate candidates for director only for election at an annual meeting. Written notice from the shareholder must be received not later than the 60th day prior to the first anniversary of the immediately preceding year's annual meeting.

     NCNG: Delaware law, the NCNG charter and the NCNG bylaws do not contain specific advance notice requirements applicable to proposals by a shareholder.

DIRECTOR AND OFFICER LIABILITY; INDEMNIFICATION

     CP&L: Under North Carolina law, a director is required to exercise his or her duties in good faith, with the care an ordinarily prudent person in a like position would exercise in similar circumstances, and in a manner the director reasonably believes to be in the best interests of the corporation.

     The CP&L charter provides that a CP&L director will not be liable to CP&L or to any CP&L shareholder for monetary damages arising from the director's breach of his or her duties as a director. North Carolina law permits these provisions, except for:

     - acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation;

     - unlawful distributions; or

     - any transaction from which the director derived an improper personal benefit.

     North Carolina law provides directors and officers with a right to indemnification relating to official conduct when the director or officer has been wholly successful in defense of a claim. In addition, a director or officer without the right to indemnification may apply to a court for an order requiring the corporation to indemnify the director or officer in a particular case.

     The CP&L bylaws provide that any person who is or was a director or officer of CP&L and any person who at the request of CP&L serves or has served as an officer or director, or in any position of similar authority, of any other corporation or other enterprise, including as an individual trustee under any employee benefit plan, will be reimbursed and indemnified against liability and expenses incurred by that person in connection with any proceeding arising out of that person's status as a director or officer of CP&L:

     - as authorized by a shareholder resolution adopted on December 31, 1943 (dealing with actions taken pursuant to specified governmental orders); or

     - if the person's acts or omissions were not known or believed by him or her to be clearly in conflict with the best interests of CP&L.

     NCNG: Under Delaware law, a director has a fiduciary duty to the corporation and its shareholders. Such duty generally imposes a duty of loyalty and a duty to exercise due care in the performance of directorial duties.

     A Delaware corporation may eliminate or limit a director's personal liability to the corporation or its shareholders for monetary damages except for:

     - a breach of the director's duty of loyalty to the corporation and its shareholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful distributions; or

     - a transaction from which the director derived an improper personal benefit.

     The NCNG charter does not contain a provision limiting or eliminating the personal liability of directors for breach of duty.

     Delaware law provides directors and officers with a right to indemnification relating to official conduct when the director or officer has been successful in defense of the claim. In addition, the NCNG bylaws provide that NCNG must indemnify, to the extent legally permissible, each of its directors and officers against all liabilities, including reasonable expenses, due to acts or omissions of the director or officer, unless the liability results from the person's dereliction of duty. However, any indemnification will not cover liabilities arising from a settlement made by the director or officer, unless the settlement is approved as in the best interest of NCNG, either by a vote of the NCNG board in which no interested director participates, or by a vote of the holders of a majority of the outstanding stock at the time having the right to vote for directors (not counting any stock owned by any interested director or officer).

AMENDMENT OF CHARTER

     CP&L: An amendment to the CP&L charter generally requires the recommendation of the CP&L board and the approval of either a majority of all shares entitled to vote or a majority of the votes cast, depending on the nature of the amendment. If an amendment causes dissenters' rights to be available to members of a voting group, it also must be approved by a majority of shares within that voting group entitled to be voted. Where classes or series of capital stock vote as separate voting groups, amendments also can require the approval of each voting group entitled to vote as a separate voting group, and by the prescribed number of all shares (including shares not entitled to vote as a separate group).

     NCNG: Because NCNG has only one class of stock, its charter may be amended upon recommendation by the board of directors and affirmative vote of a majority of shareholders.

AMENDMENT OF BYLAWS

     CP&L: The CP&L board generally may adopt, amend or repeal bylaws. An amendment to the CP&L bylaws generally requires the approval of a majority of the directors then holding office. The CP&L board may not amend the CP&L bylaws to require more than a majority of the voting shares for a quorum at a shareholders' meeting or more than a majority vote at the meeting, except where higher percentages are required by law. Under North Carolina law, shareholder approval is necessary for any bylaw that:

     - creates staggered terms for directors;

     - increases or decreases the number of directors, except when directors are specifically authorized to take that action;

     - varies the quorum requirement for shareholder action;

     - provides for a quorum for director action below a majority;

     - provides for shareholder action by single or multiple voting groups;

     - creates a voting requirement for shareholder action that is greater than a statutory requirement for that action;

     - affects directors' powers to alter bylaws;

     - limits the authority of directors to transfer corporate assets; or

     - pertains to certain voting requirements under the North Carolina Control Share Acquisition Act.

     The CP&L bylaws also may be adopted, amended or repealed by vote of the holders of a majority of the issued and outstanding CP&L shares that are entitled to vote on the bylaw proposal at any annual shareholders' meeting. Any bylaw adopted, amended or repealed by the CP&L shareholders may not be readopted, amended or repealed by the CP&L board unless the CP&L charter or a CP&L bylaw adopted by the CP&L shareholders authorizes the CP&L board to do so.

     NCNG: The NCNG bylaws may be amended by the board or by the vote of holders of a majority of the issued and outstanding stock.

                     NO VOTE REQUIRED FOR CP&L SHAREHOLDERS

     Under applicable law, no approval of the merger agreement or the transactions contemplated thereby is required by, and no proxies are being solicited from, holders of CP&L common stock.

                                 LEGAL MATTERS

     The legality of the CP&L common stock to be issued in connection with the merger will be passed upon by Hunton & Williams, Raleigh, North Carolina.

     Certain tax consequences of the merger have been passed upon for CP&L and NCNG by Hunton & Williams. See "The Merger -- Material Federal Income Tax Consequences" on page 17. Certain other matters related to the merger have been passed upon for CP&L by Hunton & Williams and for NCNG by McCoy, Weaver, Wiggins, Cleveland & Raper P.L.L.C., Fayetteville, North Carolina.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this document by reference to the NCNG Annual Report on Form 10-K for the year ended September 30, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements and the related financial statement schedules incorporated in this document by reference from the CP&L Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Representatives of Arthur Andersen LLP are expected to be present at the NCNG special meeting. Representatives of that firm will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                                 OTHER MATTERS

     The NCNG board does not currently intend to bring before the special meeting any matters other than that in the Notice specified and has no knowledge of any other matters which may be brought up by other persons. However, if any other matters properly come before the special meeting or any adjournment of the special meeting, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the persons named as proxies therein to vote the shares represented by those proxies as to those other matters. Those persons named as proxies intend to vote or not vote in accordance with the recommendation of the management of NCNG.

                      WHERE YOU CAN FIND MORE INFORMATION

     Documents Incorporated by Reference. CP&L and NCNG file annual, quarterly and special reports, proxy statements and other information with the SEC. CP&L also has filed with the SEC a Registration Statement on Form S-4
(333-               ) under the Securities Act, with respect to the CP&L common stock to be issued in the merger. This document is part of that registration statement and constitutes a prospectus of CP&L.

     This document does not contain all of the information discussed in the registration statement or the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the registration statement, copies of which may be obtained from the SEC as set forth below.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this document and information that we file later with the SEC will automatically update and supersede this information.

     CP&L and NCNG incorporate by reference the documents listed below. Some of these filings have been amended by later filings, which also are listed. Any statement in a document listed below shall be deemed to be modified or superseded for the purposes of this document if a statement herein, or a document that is subsequently filed by CP&L or NCNG with the SEC that is incorporated by reference herein, modifies or supersedes it. Any statement modified or superseded in that manner shall be deemed a part of this document only as modified or superseded. Any statements contained herein concerning the provisions of any document filed with the SEC are not necessarily complete, and, in each instance, you should refer to the document in its entirety for complete information.

     You should rely only on the information incorporated by reference or provided in this document. This document is dated May 10, 1999. You should not assume that the information in this document is accurate as of any date other than that date.

     NCNG and CP&L also incorporate by reference additional documents that may be filed with the SEC between the date of this document and the completion of the merger or the termination of the merger agreement. These include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. CP&L incorporates by reference the description of CP&L common stock in CP&L's Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934 with respect to CP&L common stock, including all amendments and reports filed for the purpose of updating the description.

CP&L SEC FILINGS (FILE NO. 1-3382)          PERIOD/AS OF DATE
Definitive Proxy Statement                  April 1, 1999
Annual Report on Form 10-K                  Fiscal year ended December 31, 1998

NCNG SEC FILINGS (FILE NO. 1-10998)         PERIOD/AS OF DATE
Annual Report on Form 10-K                  Fiscal year ended September 30, 1998
Quarterly Report on Form 10-Q               Quarter ended December 31, 1998
Amended Quarterly Report on Form 10-Q       Quarter ended December 31, 1998

     Where to Obtain Documents. SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any documents that are filed at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C.; 7 World Trade Center, Suite 1300, New York, New York; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain filed documents from commercial document retrieval services (some of which also provide on-line delivery). NCNG shareholders of record as of November 27, 1998 have already been mailed the NCNG 1998 Annual Report.

     Documents incorporated by reference are available from the companies without charge by first class mail or equally prompt means within one (1) business day of receipt of your request, excluding exhibits unless the exhibit has been specifically incorporated by reference into the information that this document incorporates. If you want to receive a copy of any document incorporated by reference, please request in writing or by telephone from the appropriate company at the following addresses:

CAROLINA POWER & LIGHT COMPANY                  NORTH CAROLINA NATURAL GAS CORPORATION
411 Fayetteville Street                         PO Box 909
Raleigh, North Carolina 27601-1748              Fayetteville, North Carolina 28302-9969
Attn: Robert F. Drennan, Jr., Manager           Attn: Barbara J. Caudill
Investor Relations and Funds Management         Assistant Corporate Secretary
Treasury Department                             Telephone: (910) 323-6204
Telephone: (919) 546-7474

     IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, REQUESTS SHOULD BE MADE BY JUNE 22, 1999.

                                 A N N E X E S

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  By and Among

                        Carolina Power & Light Company,

                     North Carolina Natural Gas Corporation

                                      and

                        Carolina Acquisition Corporation

                         Dated as of November 10, 1998

                            As Amended and Restated

                              As of April 22, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I
                                  DEFINITIONS

1.1.   Agreement...................................................   A-6
1.2.   Alternative Proposal........................................   A-6
1.3.   Atomic Energy Act...........................................   A-6
1.4.   COBRA.......................................................   A-6
1.5.   Certificates................................................   A-6
1.6.   Certificate of Merger.......................................   A-7
1.7.   CP&L Common Stock...........................................   A-7
1.8.   CP&L Companies..............................................   A-7
1.9.   CP&L Disclosure Letter......................................   A-7
1.10.  CP&L SEC Reports............................................   A-7
1.11.  Closing; Closing Date.......................................   A-7
1.12.  Code........................................................   A-7
1.13.  Confidentiality Agreement...................................   A-7
1.14.  Contracts...................................................   A-7
1.15.  DGCL........................................................   A-7
1.16.  ERISA.......................................................   A-7
1.17.  Easements...................................................   A-7
1.18.  Effective Time..............................................   A-7
1.19.  Environmental Claim and Environmental Laws..................   A-7
1.20.  Environmental Permits.......................................   A-7
1.21.  Exchange Act................................................   A-7
1.22.  Exchange Agent..............................................   A-7
1.23.  Exchange Ratio..............................................   A-8
1.24.  FERC........................................................   A-8
1.25.  GAAP........................................................   A-8
1.26.  Governmental Authority......................................   A-8
1.27.  Hazardous Material..........................................   A-8
1.28.  HSR Act.....................................................   A-8
1.29.  IRS.........................................................   A-8
1.30.  Knowledge of CP&L...........................................   A-8
1.31.  Knowledge of NCNG...........................................   A-8
1.32.  Law.........................................................   A-8
1.33.  Material Adverse Effect.....................................   A-8
1.34.  Merger......................................................   A-8
1.35.  Merger Subsidiary...........................................   A-8
1.36.  Morgan Stanley..............................................   A-8
1.37.  NCNG Benefit Plans..........................................   A-8
1.38.  NCNG Common Stock...........................................   A-8
1.39.  NCNG Companies..............................................   A-8
1.40.  NCNG Disclosure Letter......................................   A-8
1.41.  NCNG Pension Plan...........................................   A-9
1.42.  NCNG Qualified Plan.........................................   A-9
1.43.  NCNG Rights.................................................   A-9
1.44.  NCNG Rights Agreement.......................................   A-9

1.45.      NCNG SEC Reports..................................................................................        A-9
1.46.      NCNG Share........................................................................................        A-9
1.47.      NCUC..............................................................................................        A-9
1.48.      NYSE..............................................................................................        A-9
1.49.      PSCSC.............................................................................................        A-9
1.50.      PUHCA.............................................................................................        A-9
1.51.      Partnership; Partnerships.........................................................................        A-9
1.52.      Permits...........................................................................................        A-9
1.53.      Power Act.........................................................................................        A-9
1.54.      Properties........................................................................................        A-9
1.55.      Proxy Statement/Prospectus........................................................................        A-9
1.56.      Registration Statement............................................................................        A-9
1.57.      Release...........................................................................................        A-9
1.58.      SEC...............................................................................................        A-9
1.59.      Salomon Smith Barney..............................................................................       A-10
1.60.      Securities Act....................................................................................       A-10
1.61.      Special Meeting...................................................................................       A-10
1.62.      Subsidiary; Subsidiaries..........................................................................       A-10
1.63.      Surviving Corporation.............................................................................       A-10
1.64.      Tax Returns.......................................................................................       A-10
1.65.      Taxes.............................................................................................       A-10

                                                       ARTICLE II
                                                       THE MERGER
2.1.       The Merger........................................................................................       A-10
2.2.       Effective Time; Closing...........................................................................       A-10
2.3.       Effect of the Merger..............................................................................       A-11
2.4.       Articles of Incorporation and By-Laws.............................................................       A-11
2.5.       Directors and Officers of the Surviving Corporation...............................................       A-11

                                                      ARTICLE III
                                         CONVERSION OF SECURITIES IN THE MERGER
3.1.       Effect of Merger on NCNG Capital Stock............................................................       A-11
3.2.       Exchange of Certificates..........................................................................       A-12

                                                       ARTICLE IV
                                         REPRESENTATIONS AND WARRANTIES OF CP&L
4.1.       Organization and Authority of CP&L................................................................       A-14
4.2.       Capitalization....................................................................................       A-14
4.3.       Authority Relative to this Agreement..............................................................       A-15
4.4.       Consents and Approvals; No Violations.............................................................       A-15
4.5.       Reports...........................................................................................       A-16
4.6.       Absence of Certain Events.........................................................................       A-16
4.7.       Proxy Statement/Prospectus........................................................................       A-16
4.8.       Fees and Expenses of Brokers and Others...........................................................       A-16
4.9.       Operations of Nuclear Power Plants................................................................       A-17
4.10.      No Default........................................................................................       A-17
4.11.      Compliance with Law...............................................................................       A-17
4.12.      Regulation as Utility.............................................................................       A-17

4.13.  [Omitted.]..................................................  A-17
4.14.  No Impairment of Tax Free Status............................  A-18
4.15.  Insurance...................................................  A-18

                                ARTICLE V
                 REPRESENTATIONS AND WARRANTIES OF NCNG
5.1.   Organization and Authority of the NCNG Companies............  A-18
5.2.   Capitalization..............................................  A-18
5.3.   Authority Relative to this Agreement........................  A-18
5.4.   Consents and Approvals; No Violations.......................  A-19
5.5.   Reports.....................................................  A-19
5.6.   Absence of Certain Events...................................  A-20
5.7.   Proxy Statement/Prospectus..................................  A-20
5.8.   Litigation..................................................  A-21
5.9.   Assets; Easements...........................................  A-21
5.10.  Contracts; No Default.......................................  A-21
5.11.  Labor Matters...............................................  A-22
5.12.  Employee Benefit Plans......................................  A-22
5.13.  Tax Matters.................................................  A-24
5.14.  Compliance with Law.........................................  A-25
5.15.  Environmental Matters.......................................  A-25
5.16.  NCNG Action.................................................  A-27
5.17.  Vote Required...............................................  A-27
5.18.  Material Interests of Certain Persons.......................  A-27
5.19.  Insurance...................................................  A-28
5.20.  [Omitted.]..................................................  A-28
5.21.  Fees and Expenses of Brokers and Others.....................  A-28
5.22.  Regulation as Utility.......................................  A-28
5.23.  Absence of Undisclosed Liabilities..........................  A-28
5.24.  Opinion of Financial Advisor................................  A-28
5.25.  [Omitted.]..................................................  A-28
5.26.  Intellectual Property.......................................  A-28
5.27.  Year 2000 Matters...........................................  A-29
5.28.  No Impairment of Tax Free Status............................  A-29

                               ARTICLE VI
                                COVENANTS
6.1.   Conduct of the Business of NCNG; Meetings and Notices.......  A-29
6.2.   No Solicitation.............................................  A-31
6.3.   The Registration Statement; Listing.........................  A-32
6.4.   Special Meeting.............................................  A-33
6.5.   Access to Information; Confidentiality Agreement............  A-33
6.6.   Best Efforts................................................  A-34
6.7.   Approvals...................................................  A-34
6.8.   Public Announcements........................................  A-34
       Employee Agreements; Workforce Matters and Employee
6.9.   Benefits....................................................  A-34
6.10.  Letter of NCNG's Accountants................................  A-36
6.11.  Letter of CP&L's Accountants................................  A-36

6.12.  Opinions of Financial Advisors..............................  A-36
6.13.  Indemnification; Insurance..................................  A-36
6.14.  Affiliate Agreements........................................  A-37
6.15.  Nuclear Facilities..........................................  A-37

                               ARTICLE VII
           CONDITIONS PRECEDENT TO CONSUMMATION OF THE MERGER
       Conditions Precedent to Each Party's Obligation to Effect
7.1.   the Merger..................................................  A-37
7.2.   Conditions Precedent to Obligations of NCNG.................  A-38
7.3.   Conditions Precedent to Obligations of CP&L.................  A-38

                              ARTICLE VIII
                     TERMINATION; AMENDMENT; WAIVER
8.1.   Termination.................................................  A-39
8.2.   Effect of Termination.......................................  A-40
8.3.   Termination Fee.............................................  A-40
8.4.   Amendment...................................................  A-40
8.5.   Extension; Waiver...........................................  A-40

                               ARTICLE IX
                              MISCELLANEOUS
9.1.   Survival of Representations and Warranties..................  A-41
9.2.   Brokerage Fees and Commissions..............................  A-41
9.3.   Entire Agreement; Assignment................................  A-41
9.4.   Notices.....................................................  A-41
9.5.   Governing Law...............................................  A-42
9.6.   Descriptive Headings........................................  A-42
9.7.   Parties in Interest.........................................  A-42
9.8.   Counterparts................................................  A-42
9.9.   Specific Performance........................................  A-42
9.10.  Fees and Expenses...........................................  A-42
9.11... Severability................................................ A-42

                                EXHIBITS
6.14   Form of NCNG Affiliate Letter...............................  A-44

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of November 10, 1998, as amended and restated as of April 22, 1999, is by and among CAROLINA POWER & LIGHT COMPANY, a North Carolina corporation ("CP&L"), NORTH CAROLINA NATURAL GAS CORPORATION, a Delaware corporation ("NCNG") and CAROLINA ACQUISITION CORPORATION, a Delaware corporation ("Merger Subsidiary").

                                    RECITALS

     A. CP&L and NCNG have each determined to engage in a strategic business combination with each other.

     B. Merger Subsidiary is a wholly-owned subsidiary of CP&L.

     C. The respective Boards of Directors of CP&L and NCNG have approved, and the Board of Directors of NCNG will recommend to its shareholders, the merger of Merger Subsidiary into NCNG (the "Merger") pursuant to the terms and conditions in this Agreement.

     D. The parties intend that for federal income tax purposes, the Merger will constitute a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Section 368 of the Code.

     E. This Agreement amends and restates the Agreement and Plan of Merger among the parties hereto dated as of November 10, 1998.

     F. The parties intend, notwithstanding such amendment and restatement, that this Agreement continues to speak as of November 10, 1998 unless otherwise expressly provided herein and that "the date hereof" shall mean November 10, 1998 when used in this Agreement.

     NOW, THEREFORE, in consideration of the premises, the mutual representations, warranties, covenants, agreements and conditions set forth herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

     Section 1.1. Agreement. "Agreement" will mean this Agreement and Plan of Merger, together with the Exhibits attached hereto, as amended from time to time in accordance with the terms hereof.

     Section 1.2. Alternative Proposal. "Alternative Proposal" will have the meaning given in Section 6.2 hereof.

     Section 1.3. Atomic Energy Act. "Atomic Energy Act" will mean the Atomic Energy Act of 1954, as amended.

     Section 1.4. COBRA. "COBRA" will mean the Consolidated Omnibus Budget Reconciliation Act of 1986.

     Section 1.5. Certificates. "Certificates" will have the meaning given in
Section 3.2 hereof.

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

     Section 1.6. Certificate of Merger. "Certificate of Merger" will have the meaning given in Section 2.2 hereof.

     Section 1.7. CP&L Common Stock. "CP&L Common Stock" will mean the common stock, no par value, of CP&L.

     Section 1.8. CP&L Companies. "CP&L Companies" will mean CP&L, its Subsidiaries and its Partnerships.

     Section 1.9. CP&L Disclosure Letter. "CP&L Disclosure Letter" will mean the letter dated as of the date hereof and signed by an authorized officer of CP&L and delivered to NCNG, hereby incorporated by reference into this Agreement.

     Section 1.10. CP&L SEC Reports. "CP&L SEC Reports" will mean (a) CP&L's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, and (b) CP&L's Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998, and (c) all other documents filed by CP&L with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act, any definitive proxy statements filed pursuant to Section 14 of the Exchange Act and any report filed pursuant to
Section 15(d) of the Exchange Act following the filing of CP&L's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

     Section 1.11. Closing; Closing Date. "Closing" and "Closing Date" will have the meanings given in Section 2.2 hereof.

     Section 1.12. Code. "Code" will mean, as appropriate, the Internal Revenue Code of 1954 or of 1986, each as amended.

     Section 1.13 Confidentiality Agreement. "Confidentiality Agreement" will mean the letter agreement, dated September 30, 1998, between NCNG and CP&L.

     Section 1.14. Contracts. "Contracts" will mean contracts, agreements, leases, licenses, arrangements, understandings, relationships and commitments, written or oral.

     Section 1.15. DGCL. "DGCL" will mean the Delaware General Corporation Law, as amended.

     Section 1.16. ERISA. "ERISA" will mean the Employee Retirement Income Security Act of 1974, as amended.

     Section 1.17. Easements. "Easements" will mean any easements, rights of way, permits, servitudes, licenses, leasehold estates and similar rights relating to real property.

     Section 1.18. Effective Time. "Effective Time" will have the meaning given in Section 2.2 hereof.

     Section 1.19. Environmental Claim and Environmental Laws. "Environmental Claim" and "Environmental Laws" will have the meanings given in Section 5.15 hereof.

     Section 1.20. Environmental Permits. "Environmental Permits" will have the meaning given in Section 5.15 hereof.

     Section 1.21. Exchange Act. "Exchange Act" will mean the Securities Exchange Act of 1934, as amended.

     Section 1.22. Exchange Agent. "Exchange Agent" will mean Equiserve Trust Company, N.A. or such other entity as may be agreed to between NCNG and CP&L.

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

     Section 1.23. Exchange Ratio. "Exchange Ratio" will have the meaning given in Section 3.1 hereto.

     Section 1.24. FERC. "FERC" will mean the Federal Energy Regulatory Commission.

     Section 1.25. GAAP. "GAAP" will mean generally accepted accounting principles as in effect in the United States of America.

     Section 1.26. Governmental Authority. "Governmental Authority" will mean any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, or any court, in each case whether of the United States, any of its possessions or territories, or of any foreign nation.

     Section 1.27. Hazardous Material. "Hazardous Material" will have the meaning given in Section 5.15 hereof.

     Section 1.28. HSR Act. "HSR Act" will mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Section 1.29. IRS. "IRS" will mean the U.S. Internal Revenue Service.

     Section 1.30. Knowledge of CP&L. "Knowledge of CP&L" will mean the actual knowledge, after due inquiry, of those officers of CP&L identified on the CP&L Disclosure Letter.

     Section 1.31. Knowledge of NCNG. "Knowledge of NCNG" will mean the actual knowledge, after due inquiry, of those officers of NCNG identified on the NCNG Disclosure Letter.

     Section 1.32. Law. "Law" will mean any federal, state, provincial, local or other law or governmental requirement of any kind, and the rules, regulations and orders promulgated thereunder.

     Section 1.33. Material Adverse Effect. "Material Adverse Effect" will mean, with respect to CP&L or NCNG, as the case may be, a material adverse effect (or any development which, insofar as reasonably can be foreseen, is reasonably likely to have a material adverse effect), on the business, assets, financial or other condition, results of operations or prospects of such entity, together with its Subsidiaries and Partnerships, taken as a whole.

     Section 1.34. Merger. "Merger" will have the meaning given in Section 2.1 hereof.

     Section 1.35. Merger Subsidiary. "Merger Subsidiary" will mean Carolina Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of CP&L.

     Section 1.36. Morgan Stanley. "Morgan Stanley" will mean Morgan Stanley & Co. Incorporated, financial advisers to CP&L.

     Section 1.37. NCNG Benefit Plans. "NCNG Benefit Plans" will have the meaning given in Section 5.12 hereof.

     Section 1.38. NCNG Common Stock. "NCNG Common Stock" will mean the Common Stock, $2.50 par value, of NCNG.

     Section 1.39. NCNG Companies. "NCNG Companies" will mean NCNG, its Subsidiaries and its Partnerships.

     Section 1.40. NCNG Disclosure Letter. "NCNG Disclosure Letter" will mean the letter dated as of the date hereof and signed by an authorized officer of NCNG and delivered to CP&L, hereby incorporated by reference into this Agreement.

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

     Section 1.41. NCNG Pension Plan. "NCNG Pension Plan" will have the meaning given in Section 5.12 hereof.

     Section 1.42. NCNG Qualified Plan. "NCNG Qualified Plan" will have the meaning given in Section 5.12 hereof.

     Section 1.43. NCNG Rights. "NCNG Rights" will mean the Rights defined in and issued pursuant to the NCNG Rights Agreement.

     Section 1.44. NCNG Rights Agreement. "NCNG Rights Agreement" will mean the Rights Agreement dated as of October 7, 1997 between NCNG and Wachovia Bank, N.A.

     Section 1.45. NCNG SEC Reports. "NCNG SEC Reports" will mean (a) NCNG's Annual Reports on Form 10-K for the fiscal year ended September 30, 1997, (b) NCNG's Reports on Form 10-Q for the Quarters ending December 31, 1997 and March 31 and June 30, 1998, and (c) all other documents filed by NCNG with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act, any definitive proxy statements filed pursuant to Section 14 of the Exchange Act and any report filed pursuant to Section 15(d) of the Exchange Act following the filing of NCNG's Annual Report on Form 10-K for the fiscal year ended September 30, 1997.

     Section 1.46. NCNG Share. "NCNG Share" will mean a share of NCNG Common Stock, including each associated NCNG Right.

     Section 1.47. NCUC. "NCUC" will mean the North Carolina Utilities
Commission.

     Section 1.48. NYSE. "NYSE" will mean The New York Stock Exchange, Inc.

     Section 1.49. PSCSC. "PSCSC" will mean the Public Service Commission of South Carolina.

     Section 1.50. PUHCA. "PUHCA" will mean the Public Utility Holding Company Act of 1935, as amended.

     Section 1.51. Partnership; Partnerships. "Partnership" will mean any limited or general partnership, joint venture, limited liability company, or other business association, other than a Subsidiary, in which any party has a direct or indirect interest (collectively, "Partnerships").

     Section 1.52. Permits. "Permits" will mean permits, licenses and governmental authorizations, registrations and approvals.

     Section 1.53. Power Act. "Power Act" will mean the Federal Power Act, as amended.

     Section 1.54. Properties. "Properties" will have the meaning given in
Section 5.15 hereof.

     Section 1.55 Proxy Statement/Prospectus. "Proxy Statement/Prospectus" will mean the Proxy Statement/Prospectus of CP&L and NCNG included in the Registration Statement and distributed to the shareholders of NCNG in connection with the Special Meeting.

     Section 1.56. Registration Statement. "Registration Statement" will mean the Registration Statement on Form S-4, including the Proxy Statement/Prospectus contained therein, to be filed by CP&L with the SEC with respect to the CP&L Common Stock to be offered to the holders of NCNG Common Stock in the Merger.

     Section 1.57. Release. "Release" will have the meaning given in Section
5.15 hereof.

     Section 1.58. SEC. "SEC" will mean the Securities and Exchange Commission.

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

     Section 1.59. Salomon Smith Barney. "Salomon Smith Barney" will mean Salomon Smith Barney, Inc., financial advisors to NCNG.

     Section 1.60. Securities Act. "Securities Act" will mean the Securities Act of 1933, as amended.

     Section 1.61. Special Meeting. "Special Meeting" will mean the special meeting of shareholders of NCNG called to consider and approve the transactions contemplated herein, and any adjournments thereof.

     Section 1.62. Subsidiary; Subsidiaries. "Subsidiary" will mean (i) each corporate entity with respect to which a party has the right to vote (directly or indirectly through one or more other entities or otherwise) shares representing 50% or more of the votes eligible to be cast in the election of directors of such entity, and (ii) each other corporate entity which constitutes a "significant subsidiary," as defined in Rule 1-02 of Regulation S-X adopted under the Exchange Act (collectively, "Subsidiaries").

     Section 1.63. Surviving Corporation. "Surviving Corporation" will have the meaning given in Section 2.1 hereof.

     Section 1.64. Tax Returns. "Tax Returns" will mean any report, return, information statement, payee statement or other information required to be provided to any federal, state, local or foreign taxing authority with respect to Taxes or the NCNG Benefit Plans (as defined in Section 5.12 hereof).

     Section 1.65. Taxes. "Taxes" will mean any and all taxes, levies, imposts, duties, assessments, charges and withholdings imposed or required to be collected by or paid over to any federal, state, local or foreign taxing authority or any political subdivision thereof, including without limitation, income, gross receipts, ad valorem, value added, minimum tax, franchise, sales, use, excise, license, real or personal property, unemployment, disability, stock transfer, mortgage recording, estimated, withholding or other tax, governmental fee or other like assessment or charge of any kind whatsoever, and including any interest, penalties, fines, assessments or additions to tax imposed in respect of the foregoing, or in respect of any failure to comply with any requirement regarding Tax Returns.

                                   ARTICLE II
                                   THE MERGER

     Section 2.1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Subsidiary shall be merged with and into NCNG in accordance with the provisions of, and with the effects provided in, Subchapter IX of the DGCL (the "Merger"). As a result of the Merger, the separate corporate existence of Merger Subsidiary will cease, and NCNG shall be the surviving corporation resulting from the Merger (the "Surviving Corporation") and as a result shall become a wholly-owned subsidiary of CP&L and shall continue to be governed by the laws of the State of Delaware.

     Section 2.2. Effective Time; Closing. Provided that this Agreement shall not have been terminated in accordance with Section 8.1, the closing of the Merger (the "Closing") shall take place on the first date practicable after the satisfaction or, if permissible and effected as provided in Section 8.5, waiver of the conditions to the consummation of the Merger (or such other date as may be agreed to in writing by CP&L and NCNG) (the "Closing Date"). On the Closing Date, the parties shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of Delaware in such form as required by, and executed in

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

accordance with, the DGCL (the date and time of such filing, or such later date or time as set forth therein, being the "Effective Time"). The Closing shall take place at the offices of Hunton & Williams, One Hannover Square, 14th Floor, Raleigh, North Carolina, at 10:00 a.m., local time, or such other place and time as the parties shall agree.

     Section 2.3. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Section 259 of the DGCL. Subject to and without limiting the generality of the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of Merger Subsidiary and NCNG shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Merger Subsidiary and NCNG shall become the debts, liabilities and duties of the Surviving Corporation.

     Section 2.4. Articles of Incorporation and By-Laws. At the Effective Time, the Certificate of Incorporation and the By-Laws of the Surviving Corporation as of the Effective Time shall be amended and restated in their entirety to read as the Certificate of Incorporation and By-Laws of Merger Subsidiary as in effect immediately prior to the Effective Time until amended thereafter in accordance with the terms thereof and applicable law.

     Section 2.5. Directors and Officers of the Surviving Corporation. The directors of Merger Subsidiary at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws. The officers of NCNG at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

                                  ARTICLE III
                     CONVERSION OF SECURITIES IN THE MERGER

     Section 3.1. Effect of Merger on NCNG Capital Stock. At the Effective Time, by virtue of the Merger:

        (a) Each NCNG Share issued and outstanding immediately prior to the Effective Time (other than shares held by CP&L or shares held by NCNG as treasury stock, which shall be canceled and cease to exist) shall be converted into the right to receive a number of shares of CP&L Common Stock equal to the Exchange Ratio.

     If the Closing Date occurs on or prior to November 10, 1999, the "Exchange Ratio" shall be equal to $35.00 (the "Base Numerator") divided by either (i) the Preclosing Market Price of CP&L Common Stock (as defined below) if the Preclosing Market Price of CP&L Common Stock is no greater than $49.775 and no less than $40.725, (ii) $49.775 if the Preclosing Market Price of CP&L Common Stock is greater than $49.775, in which case the Exchange Ratio shall equal 0.7032, or (iii) $40.725 if the Preclosing Market Price of CP&L Common Stock is less than $40.725, in which case the Exchange Ratio shall be 0.8594 (as applicable the "Denominator").

     Notwithstanding the preceding paragraph, if, after the date of this Agreement but before the fourth trading day prior to the Closing Date, CP&L makes a public announcement of an action that is of a character that would prevent CP&L from accounting for the Merger as a pooling of interests (but not including the announcement of the change in accounting method itself, in form previously agreed to between the parties) (an "Announcement"), then the Denominator will be (iv) $40.725 if the Preannouncement Market Price of CP&L Common Stock (as defined below) is less than

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

$40.725, or (v) the lower of the Preclosing Market Price of CP&L Common Stock or the Preannouncement Market Price of CP&L Common Stock (but not to exceed $49.775 or be less than $40.725) if the Preannouncement Market Price of CP&L Common Stock is $40.725 or greater.

     If the Closing Date is after November 10, 1999, the "Exchange Ratio" shall be equal to the Adjusted Numerator (as defined below) divided by the Denominator. The "Adjusted Numerator" shall be equal to the Base Numerator increased by a rate of 3.7% per annum (compounded daily) for each day after November 10, 1999 through the Closing Date.

     The "Preclosing Market Price" of CP&L Common Stock means the average closing price per share of CP&L Common on the NYSE for each of the twenty consecutive trading days prior to and including the fifth trading day prior to the Closing Date. The "Preannouncement Market Price" of CP&L Common Stock means the average closing price per share of CP&L Common Stock on the NYSE for each of the twenty consecutive trading days prior to (but not including) the date of an Announcement.

        (b) No fraction of a share of CP&L Common Stock shall be issued in connection with the conversion of NCNG Common Stock in the Merger and the distribution of CP&L Common Stock in respect thereof, but in lieu of such fraction, the Exchange Agent shall make a cash payment as provided in Section 3.2(a).

        (c) Each share of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of Common Stock of the Surviving Corporation.

     Section 3.2 Exchange of Certificates. (a) Prior to the Effective Time, CP&L shall appoint the Exchange Agent to act as the exchange agent in connection with the Merger. From and after the Effective Time, each holder of a certificate which immediately prior to the Effective Time represented outstanding shares of NCNG Common Stock (the "Certificates") shall be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, a certificate or certificates representing the number of whole shares of CP&L Common Stock into which such holder's shares were converted in the Merger (together with cash in lieu of any fractional share and any dividends or other distributions with respect to such whole shares of CP&L Common Stock with a record date after the Effective Time). Immediately prior to the Effective Time, CP&L will deliver to the Exchange Agent, in trust for the benefit of the holders of the Certificates,
(i) shares of CP&L Common Stock necessary to make the exchanges contemplated by
Section 3.1 hereof on a timely basis and (ii) cash in immediately available funds in an amount sufficient to pay any dividends or other distributions with respect to the whole shares of CP&L Common Stock with a record date after the Effective Time allocable to each holder of a Certificate. The Exchange Agent will then determine the number of whole shares and fractional shares of CP&L Common Stock allocable to each holder of a Certificate. Upon the Exchange Agent's determination of the aggregate number of such fractional shares, the Exchange Agent, acting on behalf of the holders thereof, will sell, or cause another independent agent to sell, for cash on the open market, a number of shares of CP&L Common Stock equal to such aggregate number of fractional shares and shall deliver the allocable portion of the sales proceeds to each holder of a Certificate to whom such fractional shares were allocable.

     (b) Promptly after the Effective Time, the Exchange Agent shall mail to each record holder of NCNG Common Stock as of the Effective Time, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of Certificates in exchange for shares of CP&L Common Stock (together with cash in lieu of any

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

fractional share). Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor shares of CP&L Common Stock as set forth herein (together with cash in lieu of any fractional share and any dividends or other distributions with respect to such whole shares of CP&L Common Stock with a record date after the Effective Time), and such Certificate shall forthwith be canceled. No holder of a Certificate or Certificates shall be entitled to receive any dividend or other distribution from CP&L until the surrender of such holder's Certificate for a certificate or certificates representing shares of CP&L Common Stock. Upon such surrender, there shall be paid to the holder the amount of any dividends or other distributions (without interest) which became payable after the Effective Time, but which were not paid by reason of the foregoing, with respect to the number of whole shares of CP&L Common Stock represented by the certificates issued upon surrender. If delivery of CP&L Common Stock is to be made to a person other than the person in whose name the Certificate surrendered is registered or if any certificate for shares of CP&L Common Stock is to be issued in a name other than that in which the Certificate surrendered therefor is registered, it shall be a condition of such delivery or issuance that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such delivery or issuance shall pay any transfer or other taxes required by reason of such delivery or issuance to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of CP&L that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 3.2, each Certificate shall represent for all purposes only the right to receive shares of CP&L Common Stock (and cash in lieu of any fractional share) as provided in Section 3.1 hereto, without any interest thereon.

     (c) After the Effective Time, there shall be no transfers on the stock transfer books of NCNG of the shares of NCNG Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to CP&L or NCNG for transfer, they shall be canceled and exchanged for shares of CP&L Common Stock (and cash in lieu of any fractional share and any dividends or other distributions with respect to such whole shares of CP&L Common Stock with a record date after the Effective Time) as provided in Section 3.1 hereof, in accordance with the procedures set forth in this Section 3.2.

     (d) Any shares of CP&L Common Stock (and any accrued dividends and distributions thereon), and any cash received by the Exchange Agent for payment in lieu of fractional shares, that remain unclaimed by the former shareholders of NCNG one hundred eighty (180) days after the Effective Time shall be delivered by the Exchange Agent to CP&L. Any former shareholders of NCNG who have not theretofore complied with this Section 3.2 shall thereafter look only to CP&L for satisfaction of their claim for the consideration set forth herein, without any interest thereon. Notwithstanding the foregoing, neither CP&L nor NCNG shall be liable to any holder of shares of NCNG Common Stock for any shares of CP&L Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (e) In the event of any reclassification, stock split, stock dividend or other transaction having a similar effect with respect to NCNG Common Stock or CP&L Common Stock, any change or conversion of the NCNG Common Stock or CP&L Common Stock into other securities or any other dividend or distribution with respect thereto other than cash dividends and distributions permitted under this Agreement (or if a record date with respect to any of the foregoing should occur), prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Exchange Ratio and all references to the Exchange Ratio in this Agreement shall be deemed to be to such Exchange Ratio as so adjusted.

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

     (f) CP&L shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of NCNG Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by CP&L, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of NCNG Common Stock in respect of which such deduction and withholding was made by CP&L.

     (g) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by CP&L, the posting by such person of a bond, in such reasonable amount as CP&L may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate any CP&L Common Stock, any cash in lieu of fractional shares of CP&L Common Stock and any dividends or other distributions to which the holders thereof are entitled pursuant to this Section 3.2.

                                   ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF CP&L

     CP&L represents and warrants to NCNG as follows:

     Section 4.1. Organization and Authority of CP&L. Each of the CP&L Companies is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization or incorporation, has full corporate or partnership power to carry on its respective business as it is now being conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such properties and assets now are owned, operated or held. Each of the CP&L Companies is duly qualified as a foreign entity to do business, and is in good standing, in each jurisdiction where the failure to be so qualified would, individually or in the aggregate, have a Material Adverse Effect on CP&L. The CP&L Disclosure Letter contains a true and complete list of all of the Subsidiaries of CP&L, and a true and complete list of all of the Partnerships in which CP&L has an interest. The copies of the Amended and Restated Articles of Incorporation and Bylaws of CP&L which have been delivered to NCNG are complete and correct and in full force and effect on the date hereof.

     Section 4.2. Capitalization. (a) CP&L's authorized equity capitalization consists of 200,000,000 shares of CP&L Common Stock, 300,000 shares of $5 Preferred Stock, 20,000,000 shares of Serial Preferred Stock, 5,000,000 shares of Preferred Stock A, and 10,000,000 shares of Preference Stock. As of the close of business on October 31, 1998, 151,339,894 shares of CP&L Common Stock, 237,259 shares of $5 Preferred Stock, and 350,000 shares of Serial Preferred Stock were issued and outstanding. Such shares constituted all of the issued and outstanding shares of capital stock of CP&L as of such date. All issued and outstanding shares of CP&L Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, are not subject to and have not been issued in violation of any preemptive rights and have not been issued in violation of any federal or state securities laws. All of the outstanding shares of capital stock of CP&L's Subsidiaries are validly issued, fully paid and nonassessable and are, except as disclosed in the CP&L Disclosure Letter, owned by CP&L, directly or indirectly, free and clear of all liens, claims, charges or encumbrances. Except as set forth in the CP&L Disclosure Letter, there are no outstanding options, warrants, subscriptions or other rights to purchase or acquire any capital stock of CP&L or its Subsidiaries, and there are no Contracts pursuant to which CP&L or any of its Subsidiaries is bound to sell or issue any shares of its capital stock.

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

     (b) All of the shares of CP&L Common Stock to be issued to holders of NCNG Common Stock in the Merger have been duly authorized for issuance and, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable, and will not be subject to and will not be issued in violation of any preemptive rights.

     Section 4.3. Authority Relative to this Agreement. The execution, delivery and performance of this Agreement and of all of the other documents and instruments required hereby by CP&L or Merger Subsidiary are within the respective corporate power of CP&L or Merger Subsidiary. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the respective Boards of Directors of CP&L and Merger Subsidiary and no other corporate proceedings on the part of CP&L or Merger Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated herein. This Agreement and all of the other documents and instruments required hereby have been or will be duly and validly executed and delivered by CP&L and Merger Subsidiary and (assuming the due authorization, execution and delivery hereof and thereof by NCNG) constitute or will constitute valid and binding agreements of CP&L and Merger Subsidiary, enforceable against CP&L and Merger Subsidiary in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally or equitable principles.

     Section 4.4. Consents and Approvals; No Violations. Except for (i) the filing of a premerger notification report under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the SEC of the Proxy Statement/Prospectus, the Registration Statement, such reports under Section 13(a) of the Exchange Act and such other compliance with the Securities Act and the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, and the obtaining from the SEC of such orders as may be so required; (iii) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware; (iv) such filings and approvals as may be required by any applicable state securities or "blue sky" laws; (v) any required approvals of the NCUC, the PSCSC, and FERC; and (vi) the filing of an exemption statement on Form U-3A-2 with the SEC pursuant to PUHCA, no filing or registration with, and no permit, authorization, consent, order or approval of, any Governmental Authority is necessary or required in connection with the execution and delivery of this Agreement by CP&L or Merger Subsidiary or for the consummation by CP&L or Merger Subsidiary of the transactions contemplated by this Agreement. Assuming that all filings, registrations, permits, authorizations, consents, orders and approvals contemplated by the immediately preceding sentence have been duly made or obtained, neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby by CP&L or Merger Subsidiary will (i) conflict with or result in any breach of any provision of the Articles of Incorporation, bylaws, partnership or joint venture agreements or other organizational documents of any of the CP&L Companies, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or otherwise result in any diminution of any of the rights of the CP&L Companies with respect to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, Contract or other instrument or obligation to which any of the CP&L Companies is a party or by which it or any of them or any of their properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to CP&L or any of their properties or assets except, in the case of subsections (ii) or (iii) above, for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on CP&L and that will not prevent or delay the consummation of the transactions contemplated hereby.

     Section 4.5. Reports. The filings required to be made by CP&L since January 1, 1996 under NYSE rules, the Securities Act, the Exchange Act, the Power Act, the Atomic Energy Act, and applicable North Carolina and South Carolina laws and regulations have been filed with the NYSE and each applicable Governmental Authority, including the SEC, FERC, the Nuclear Regulatory Commission, the NCUC and the PSCSC, and CP&L has complied in all material respects with all requirements of such acts, laws and rules and regulations thereunder except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on CP&L. As of their respective dates, none of the CP&L SEC Reports, including without limitation any financial statements or schedules included therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they were made. Each of the balance sheets (including the related notes and schedules) included in the CP&L SEC Reports fairly presented in all material respects the consolidated financial position of CP&L and its Subsidiaries as of the respective dates thereof, and the other related financial statements (including the related notes and schedules) included therein fairly presented in all material respects the results of operations and cash flows of CP&L and its Subsidiaries for the respective fiscal periods or as of the respective dates set forth therein. Each of the financial statements (including the related notes and schedules) included in the CP&L SEC Reports (i) complied in all material respects as to form with the applicable accounting requirements and rules and regulations of the SEC and (ii) was prepared in accordance with GAAP as in effect on the date thereof consistently applied during the periods presented, except as otherwise noted therein and subject to normal year-end and audit adjustments in the case of any unaudited interim financial statements.

     Section 4.6. Absence of Certain Events. Except as set forth in the CP&L SEC Reports, since December 31, 1997 through the date of this Agreement, the CP&L Companies have conducted their respective businesses only in the ordinary course consistent with past practice and there has not been any change in their business, financial condition or results of operations that has had or will have a Material Adverse Effect upon CP&L. Except as disclosed in the CP&L SEC Reports or as otherwise specifically contemplated by this Agreement, there has not been since December 31, 1997 through the date of this Agreement any change in the accounting policies or practices of CP&L.

     Section 4.7. Proxy Statement/Prospectus. None of the information with respect to the CP&L Companies to be included in the Proxy Statement/Prospectus or the Registration Statement will, in the case of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, and at the time of the Special Meeting, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by CP&L with respect to information supplied by NCNG or any affiliate of NCNG for inclusion in the Proxy Statement/Prospectus.

     Section 4.8. Fees and Expenses of Brokers and Others. None of the CP&L Companies (a) has had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, (b) is committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement or (c) has retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that CP&L has engaged Morgan

Stanley to represent it in connection with such transactions and shall pay all of Morgan Stanley's fees and expenses in connection with such engagement.

     Section 4.9. Operations of Nuclear Power Plants. To the Knowledge of CP&L, the operation of the nuclear generation plants (collectively, the "CP&L Nuclear Facilities") currently owned by CP&L or any of its affiliates are being conducted in substantial compliance with current laws and regulations governing nuclear plant operations, except for such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect on CP&L. To the best of the Knowledge of CP&L, each of the CP&L Nuclear Facilities maintains and is in substantial compliance with emergency evacuation plans as required by the laws and regulations governing nuclear plant operations. As of the date of this Agreement, to the Knowledge of CP&L, the storage of spent nuclear fuel and the plans for the decommissioning of each of the CP&L Nuclear Facilities substantially conform with the requirements of applicable law. No CP&L Nuclear Facility is as of the date of this Agreement on the List of Nuclear Power Plants Warranting Increased Regulatory Attention maintained by the NRC.

     Section 4.10. No Default. No CP&L Company is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) their respective charters, bylaws or other governing documents, (ii) any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which any CP&L Company is now a party or by which any CP&L Company or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to any CP&L Company, except in the case of (ii) and (iii) for defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on CP&L.

     Section 4.11. Compliance with Law. The CP&L Companies hold all permits, licenses, variances, exemptions, orders, franchises, consents and approvals of all Governmental Authorities necessary for them to own, lease and operate their properties and assets and to lawfully conduct their respective businesses (the "CP&L Permits"), except where the failure so to hold would not have a Material Adverse Effect on CP&L. The CP&L Companies are in compliance with the terms of the CP&L Permits, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect on CP&L. Except as disclosed in the CP&L SEC Reports, the businesses of the CP&L Companies is not being conducted in violation of any law, ordinance or regulation of any Governmental Authority, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on CP&L. No complaint, action, proceeding, investigation or review of any Governmental Authority with respect to any CP&L Company is pending, and, to CP&L's Knowledge, no complaint, action, proceeding, investigation or review by any Governmental Authority with respect to any CP&L Company is threatened which would, or would be reasonably likely to, have, individually or in the aggregate, a Material Adverse Effect on CP&L.

     Section 4.12. Regulation as Utility. (a) As of the date of this Agreement, neither CP&L nor any of its Subsidiaries is a "holding company," a "subsidiary company," or an "affiliate" of any holding company within the meaning of Section 2(a)(7), 2(a)(8) or 2(a)(11) of PUHCA, respectively, and none of CP&L's Subsidiaries is a "public utility company" within the meaning of Section 2(a)(5) of PUHCA.

     (b) Neither CP&L nor any of its Subsidiaries is subject to regulation as a public utility or public service company (or similar designation) in any state other than North Carolina, South Carolina, or (solely with respect to Interpath Communications, Inc.) Georgia and Virginia.

     Section 4.13. [Omitted.].

     Section 4.14. No Impairment of Tax Free Status. None of the CP&L Companies has taken any action, or failed to take any action, or has Knowledge of any fact, agreement, plan or other circumstance, that is reasonably likely to prevent the Merger from constituting a reorganization within the meaning of
Section 368(a) of the Code.

     Section 4.15. Insurance. Except as set forth in the CP&L Disclosure Letter, each CP&L Company is, and has been continuously since December 31, 1995, insured by reputable and financially responsible insurers in such amounts and against such risks and losses as are customary for companies conducting their respective businesses during such time period. No CP&L Company has received any notice of cancellation or termination with respect to any material insurance policy thereof and no CP&L Company has received notice that any such policy is invalid or unenforceable.

                                   ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF NCNG

     NCNG represents and warrants to CP&L as follows:

     Section 5.1. Organization and Authority of the NCNG Companies. Each of the NCNG Companies is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization or incorporation, has full corporate or partnership power to carry on its respective business as it is now being conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such properties and assets now are owned, operated or held. Each of the NCNG Companies is duly qualified as a foreign entity to do business, and is in good standing, in each jurisdiction where the failure to be so qualified would have a Material Adverse Effect on NCNG. The NCNG Disclosure Letter contains a true and complete list of all of the Subsidiaries of NCNG, and a true and complete list of all of the Partnerships in which NCNG has an interest. The copies of the Restated Certificate of Incorporation and By-laws of NCNG which have been delivered to CP&L are complete and correct and in full force and effect on the date hereof.

     Section 5.2. Capitalization. (a) NCNG's authorized equity capitalization consists of 24,000,000 shares of NCNG Common Stock. As of the close of business on October 31, 1998, 10,127,628 shares of NCNG Common Stock were issued and outstanding. Such shares constituted all of the issued and outstanding shares of capital stock of NCNG as of such date. All issued and outstanding shares of NCNG Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, are not subject to and have not been issued in violation of any preemptive rights and have not been issued in violation of any federal or state securities laws. All of the outstanding shares of capital stock of NCNG's Subsidiaries are validly issued, fully paid and nonassessable and are, except as disclosed in the NCNG Disclosure Letter, owned by NCNG, directly or indirectly, free and clear of all liens, claims, charges or encumbrances. Except as set forth in the NCNG Disclosure Letter, there are no outstanding options, warrants, subscriptions or other rights to purchase or acquire any capital stock of NCNG or its Subsidiaries, and there are no Contracts pursuant to which any of NCNG or its Subsidiaries is bound to sell or issue any shares of its capital stock.

     (b) The NCNG Disclosure Letter lists all Subsidiaries of NCNG, and all Partnerships of NCNG or its Subsidiaries.

     Section 5.3. Authority Relative to this Agreement. The execution, delivery and performance of this Agreement and of all of the other documents and instruments required hereby by NCNG are within the corporate power of NCNG. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of

Directors of NCNG and no other corporate proceedings on the part of NCNG are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated herein (other than, with respect to the Merger, the approval of the Merger by a majority of the outstanding shares of NCNG Common Stock at the NCNG Special Meeting). This Agreement and all of the other documents and instruments required hereby have been or will be duly and validly executed and delivered by NCNG and (assuming the due authorization, execution and delivery hereof and thereof by CP&L and Merger Subsidiary) constitute or will constitute valid and binding agreements of NCNG, enforceable against NCNG in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally or equitable principles.

     Section 5.4. Consents and Approvals; No Violations. Except for (i) the filing of a premerger notification report under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the SEC of the Proxy Statement/Prospectus, the Registration Statement, such reports under Section 13(a) of the Exchange Act and such other compliance with the Securities Act and the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, and the obtaining from the SEC of such orders as may be so required; (iii) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware; (iv) such filings and approvals as may be required by an applicable state securities or "blue sky" laws; and (v) any required approvals of the NCUC and FERC, no filing or registration with, and no permit, authorization, consent, order or approval of, any Governmental Authority is necessary or required in connection with the execution and delivery of this Agreement by NCNG or for the consummation by NCNG of the transactions contemplated by this Agreement. Assuming that all filings, registrations, permits, authorizations, consents and approvals contemplated by the immediately preceding sentence have been duly made or obtained, neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby by NCNG will (i) (assuming the requisite approval of the stockholders of NCNG is obtained) conflict with or result in any breach of any provision of the Certificates of Incorporation, by-laws, partnership or joint venture agreements or other organizational documents of any of the NCNG Companies, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or otherwise result in any diminution of any of the rights of the NCNG Companies with respect to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, Contract or other instrument or obligation to which any of the NCNG Companies is a party or by which it or any of them or any of their properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to any of the NCNG Companies or any of their properties or assets except, in the case of subsections (ii) or
(iii) above, for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on NCNG and that will not prevent or delay the consummation of the transactions contemplated hereby.

     Section 5.5. Reports. The filings required to be made by NCNG since January 1, 1996 under NYSE rules, the Securities Act, the Exchange Act, the Power Act, and applicable North Carolina laws and regulations, have been filed with the NYSE and each applicable Governmental Authority, including the SEC, FERC and the NCUC, and NCNG has complied in all material respects with all requirements of such acts, laws and rules and regulations thereunder except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on NCNG. As of their respective dates, none of the NCNG SEC Reports, including without limitation any financial statements or schedules included therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they were made. Each of

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

the balance sheets (including the related notes and schedules) included in the NCNG SEC Reports fairly presented in all material respects the consolidated financial position of NCNG and its Subsidiaries as of the respective dates thereof, and the other related financial statements (including the related notes and schedules) included therein fairly presented in all material respects the results of operations and cash flows of NCNG and its Subsidiaries for the respective fiscal periods or as of the respective dates set forth therein. Each of the financial statements (including the related notes and schedules) included in the NCNG SEC Reports (i) complied in all material respects as to form with the applicable accounting requirements and rules and regulations of the SEC, and
(ii) was prepared in accordance with GAAP consistently applied during the periods presented, except as otherwise noted therein and subject to normal year-end and audit adjustments in the case of any unaudited interim financial statements. Except for NCNG, none of the NCNG Companies is required to file any forms, reports or other documents with the SEC, the NYSE or any other foreign or domestic securities exchange or Governmental Authority with jurisdiction over securities laws.

     Section 5.6. Absence of Certain Events. Except as set forth in the NCNG SEC Reports, since September 30, 1997, through the date of this Agreement, the NCNG Companies have conducted their respective businesses only in the ordinary course consistent with past practice and there has not been any change in its business, financial condition or results of operations that has had or will have a Material Adverse Effect upon NCNG. Except as disclosed in the NCNG SEC Reports, or as otherwise specifically contemplated by this Agreement, there has not been since September 30, 1997 through the date of this Agreement: (i) any entry into any agreement or understanding or any amendment of any agreement or understanding between any of the NCNG Companies on the one hand, and any of their respective directors, officers or employees on the other hand, providing for employment of any such director, officer or employee or any general or material increase in the compensation, severance or termination benefits payable or to become payable by any of the NCNG Companies to any of their respective directors, officers or employees (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense), or any adoption of or increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the award of restricted stock) made to, for or with any such director, officer or employee; (ii) any entry by any of the NCNG Companies into any material commitment, agreement, license or transaction (including, without limitation, any borrowing, capital expenditure, sale of assets or any mortgage, pledge, lien or encumbrances made on any of the properties or assets of any of the NCNG Companies) other than in the ordinary and usual course of business; (iii) any declaration or payment of any dividend or other distribution with respect to NCNG Common Stock, except for regular cash dividends consistent with past practice; (iv) any change in the accounting policies or practices of NCNG; or
(v) any agreement to do any of the foregoing.

     Section 5.7. Proxy Statement/Prospectus. None of the information to be supplied by NCNG for inclusion or incorporation by reference with respect to the NCNG Companies to be included in the Proxy Statement/Prospectus or the Registration Statement will, in the case of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement/Prospectus or any amendments thereof or supplements thereto, and at the time of the Special Meeting, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by NCNG with respect to information supplied by CP&L or any affiliate of CP&L for inclusion in the Proxy Statement/Prospectus.

     Section 5.8. Litigation. Except as set forth in the NCNG SEC Reports, there is no action, suit, proceeding or, to the Knowledge of NCNG, investigation pending or, to the Knowledge of NCNG, threatened against or relating to any of the NCNG Companies at law or in equity, or before any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, whether in the United States or otherwise, that is expected, in the reasonable judgment of NCNG, to have a Material Adverse Effect upon NCNG or that seeks restraint, prohibition, damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

     Section 5.9. Assets; Easements. (a) The NCNG Companies have sufficient title to all their material properties and assets, whether tangible or intangible, real, personal or mixed, to permit the operation of their business as currently conducted, free and clear of all liens, except for liens disclosed in the NCNG SEC Reports, liens the existence of which would not, individually or in the aggregate, have a Material Adverse Effect on NCNG, and liens arising in the ordinary course of business after the date hereof.

     (b) Subject to ordinary wear and tear and to scheduled or necessary repairs in the ordinary course of business, all tangible assets of the NCNG Companies are in good operating condition and repair, except as would not, individually or in the aggregate, have a Material Adverse Effect on NCNG.

     (c) The businesses of the NCNG Companies are being operated in a manner which does not violate the terms of any Easements used by the NCNG Companies in such businesses, except for violations which would not, individually or in the aggregate, have a Material Adverse Effect on NCNG. All Easements are valid and enforceable, except as the enforceability thereof may be affected by bankruptcy, insolvency or other laws of general applicability affecting the rights of creditors generally or principles of equity, and grant the rights purported to be granted thereby and all rights necessary thereunder for the current operation of such business and except where the failure of any such Easement to be valid and enforceable or to grant the rights purposed to be granted thereby or necessary thereunder would not, individually or in the aggregate, have a Material Adverse Effect on NCNG. There are no spatial gaps in the Easements which would impair the conduct of such business in a manner except for gaps that would not, individually or in the aggregate, have a Material Adverse Effect on NCNG, and no part of any asset used in connection with pipeline operations is located on property which is not owned in fee by NCNG or a Subsidiary or subject to an Easement in favor of NCNG or a Subsidiary, except where the failure of such assets to be so located would not, individually or in the aggregate, have a Material Adverse Effect on NCNG.

     Section 5.10. Contracts; No Default. (a) The exhibits to the NCNG SEC Reports include all of the Contracts to which any NCNG Company is a party that are required to be filed with the SEC, or which could cause or result in a Material Adverse Effect on NCNG (the "NCNG Contracts"). Each NCNG Contract is a valid and binding agreement of such NCNG Company, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, or other laws affecting creditors' rights generally or equitable principles. The NCNG Companies have performed and, to the Knowledge of NCNG, every other party has performed, each material term, covenant and condition of each of NCNG Contracts that is to be performed by any of them at or before the date hereof, except where nonperformance would not have a Material Adverse Effect on NCNG. No event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a default by any NCNG Company or, to the Knowledge of NCNG, any other party under any of the NCNG Contracts and, to the Knowledge of

NCNG, no party to any of the NCNG Contracts intends to cancel, terminate or exercise any option under any of such NCNG Contracts.

     (b) No NCNG Company is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) their respective charters, bylaws or other governing documents, (ii) any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which any NCNG Company is now a party or by which any NCNG Company or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to any NCNG Company, except in the case of (ii) and (iii) for defaults or violations which in the aggregate would not, individually or in the aggregate, have a Material Adverse Effect on NCNG.

     Section 5.11. Labor Matters. (a) Except as set forth in the NCNG SEC Reports or except to the extent such matters would not, individually or in the aggregate, have a Material Adverse Effect on NCNG, with respect to employees of the NCNG Companies: (i) to the Knowledge of NCNG, without inquiry and as of the date of this Agreement, no senior executive, key employee or group of employees has any plans to terminate employment with any of the NCNG Companies; (ii) there is no unfair labor practice charge or complaint against any NCNG Company pending or, to the Knowledge of NCNG, threatened before the National Labor Relations Board or any other comparable authority; (iii) no grievance or any arbitration proceeding arising out of or under collective bargaining agreements is pending and, to the Knowledge of NCNG, no claims therefor exist or have been threatened; and (iv) there is no litigation, arbitration proceeding, governmental investigation, administrative charge, citation or action of any kind pending or, to the Knowledge of NCNG, proposed or threatened against any NCNG Company relating to employment, employment practices, terms and conditions of employment or wages and hours.

     (b) Except as described in the NCNG SEC Reports, no NCNG Company has any collective bargaining relationship or duty to bargain with any Labor Organization (as such term is defined in Section 2(5) of the National Labor Relations Act, as amended), and no NCNG Company has recognized any Labor Organization as the collective bargaining representative of any of its employees.

     Section 5.12.  Employee Benefit Plans.

     (a) For purposes of this Section, the term "NCNG Benefit Plans" shall mean all pension, retirement, profit-sharing, deferred compensation, stock option, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all hospitalization or other medical, vision, dental and other health plans, all life insurance plans, all disability plans, or other insurance, and all other employee benefit plans or fringe benefit plans, including, without limitation, any "employee benefit plan," as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any of the NCNG Companies thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate. Any of the NCNG Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "NCNG Pension Plan."

     (b) NCNG does not now and has never participated in or contributed to a multiemployer plan within the meaning of Section 3(37) of ERISA.

     (c) All NCNG Benefit Plans are in compliance with the applicable provisions (including, without limitation, any funding requirements or limitations) of ERISA, the Code, COBRA, and any other applicable Laws, except for breaches or violations that would not, individually or in the aggregate, have a Material Adverse Effect on NCNG. To the Knowledge of NCNG, each NCNG

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

Benefit Plan has been administered substantially in accordance with its terms and all reports, returns, and other documentation that are required to have been filed with the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental agency (federal, state, or local) have been filed with the appropriate governmental agency on a timely basis or distributed in accordance with such requirements, in each case except for failures to file or distribute such reports, returns, and other documents that would not, individually or in the aggregate, have a Material Adverse Effect on NCNG. No lawsuits or complaints to or by any person or governmental authority have been filed, or to the Knowledge of NCNG, are contemplated or threatened, with respect to any NCNG Benefit Plan that is expected, in the reasonable judgment of NCNG, to have a Material Adverse Effect upon NCNG.

     (d) Except as disclosed in the NCNG Disclosure Letter or except to the extent such matters would not, individually or in the aggregate, have a Material Adverse Effect on NCNG, no NCNG Benefit Plan provides for post-retirement medical benefit obligations (without regard to COBRA obligations). NCNG does not maintain a funded welfare benefit plan (as contemplated by Code section 419). With respect to any NCNG Pension Plan which is a defined benefit pension plan, the funded status thereof as discussed in the most recent NCNG SEC Report including such disclosure is accurate and complete and, nothing has happened since such date which would materially effect the funded status of any such plan.

     (e) The NCNG Disclosure Letter contains a true and correct list of all NCNG Benefit Plans. The NCNG Disclosure Letter identifies each NCNG Pension Plan and denotes those intended to be qualified under Section 401(a) of the Code (the "NCNG Qualified Plans"). NCNG has provided CP&L with access to true and correct copies of each governing document for each NCNG Benefit Plan or a summary of any such NCNG Benefit Plan that is not evidenced by a written plan document, together with the most recent summary plan description, the last three years' annual reports and audited financial statements for each such plan and the actuarial report for any NCNG Pension Plan that is a defined benefit pension plan or funded welfare benefit plan.

     (f) To the Knowledge of NCNG, each NCNG Qualified Plan complies in all material respects with applicable law as of the date hereof except as to any such noncompliance which would not have a Material Adverse Effect on NCNG, and the IRS has issued favorable determination letters to the effect that the form of each NCNG Qualified Plan satisfies the requirements of Section 401(a) and related sections of the Code. To the Knowledge of NCNG, there are no facts or circumstances that would jeopardize or adversely affect the qualification under
Section 401(a) of the Code of any NCNG Qualified Plan, except to the extent such facts or circumstances would not result in a Material Adverse Effect on NCNG.

     (g) No NCNG Company, and no organization to which NCNG is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction within the meaning of Section 4069 of ERISA. None of the NCNG Benefit Plans has experienced a "reportable event" (as defined in Section 4043(b) of ERISA and its regulations) within the last five years for which the 30-day notice period has not been waived.

     (h) To the Knowledge of NCNG, no NCNG Company has engaged in any prohibited transaction, as defined in Section 4975 of the Code or Section 406 of ERISA, that could result in a Material Adverse Effect on NCNG. No NCNG Company is subject to a requirement to provide security under Section 401(a)(29) of the Code, nor shall any asset of a NCNG Company be subject to a lien by reason of the provisions of Section 412(n) of the Code. NCNG currently complies and has in the past complied with all applicable workers' compensation statutes, except for such noncompliance as would not, individually or in the aggregate, have a Material Adverse Effect on NCNG.

     (i) Except as set forth in the NCNG Disclosure Letter, there are no NCNG employment or severance agreements that cannot be terminated without triggering severance or "parachute" obligations thereunder.

     (j) Except as provided in Section 6.9 of the NCNG Disclosure Letter, no employment contract, agreement or commitment currently binding on a NCNG Company modifies or limits such NCNG Company's or its successor's right to amend, modify, suspend, revoke or terminate it.

     Section 5.13. Tax Matters. (a) Except as to any items that would not, individually or in the aggregate, have a Material Adverse Effect on NCNG:

     (i) NCNG and each of its Subsidiaries that is incorporated under the laws of the United States or of any of the United States are members of the affiliated group, within the meaning of Section 1504(a) of the Code, of which NCNG is the common parent, such affiliated group files a consolidated federal income Tax Return and neither NCNG nor any of its Subsidiaries has ever filed a consolidated federal income tax return with (or been included in a consolidated return of) a different affiliated group;

     (ii) each of the NCNG Companies has timely filed or caused to be filed all Tax Returns required to have been filed by or for it, and all information set forth in such Tax returns is accurate and complete in all respects;

     (iii) each of the NCNG Companies has paid or made adequate provision on its books and records in accordance with GAAP for all Taxes covered by such Tax Returns;

     (iv) each of the NCNG Companies is in compliance with, and its records contain all information and documents (including, without limitation, properly completed IRS Forms W-8 and Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, local and foreign Laws, and such records identify with specificity all accounts subject to withholding under Section 1441, 1442 or 3406 of the Code or similar provisions of state, local or foreign laws;

     (v) there is no amount of unpaid Taxes due and payable by any of the NCNG Companies or by any other person that is or could become a lien on any asset of, or otherwise have a Material Adverse Effect on, the NCNG Companies;

     (vi) each of the NCNG Companies has collected or withheld all Taxes required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authority or set aside in appropriate accounts for future payment when due;

     (vii) none of the NCNG Companies has granted (or is subject to) any waiver, which is currently in effect, of the period of limitations for the assessment of any Tax; no unpaid Tax deficiency has been assessed or asserted against or with respect to any of the NCNG Companies by any Governmental Authority; no power of attorney relating to Taxes that is currently in effect has been granted by or with respect to any of the NCNG Companies; there are no currently pending administrative or judicial proceedings, or any deficiency or refund litigation, with respect to Taxes of any of the NCNG Companies;

     (viii) none of the NCNG Companies has made or entered into, or holds any asset subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder or a "safe harbor lease" subject to former Section 168(f)(8) of the Code and the regulations thereunder;

     (ix) none of the NCNG Companies is required to include in income any amount from an adjustment pursuant to Section 481 of the Code or the regulations thereunder or any similar provision of state or local Law, and NCNG has no Knowledge that any Governmental Authority has proposed any such adjustment;

     (x) none of the NCNG Companies is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments, that would not be deductible by reason of sections 162(m) or 280G of the Code;

     (xi) there are no excess loss accounts or deferred intercompany gains with respect to any member of the affiliated group of which NCNG is the common parent which would have a Material Adverse Effect on NCNG if taken into account;

     (xii) the most recent audited consolidated balance sheet included in the NCNG SEC Reports fully and properly reflects, as of the date thereof, the estimated liabilities of NCNG and its Subsidiaries for all accrued Taxes and deferred liability for Taxes and, for periods ending after such date, the books and records of each such corporation fully and properly reflect its estimated liability for all accrued Taxes; and

     (b) the NCNG Disclosure Letter describes all continuing Tax elections, consents and agreements made by or affecting any of the NCNG Companies, lists all types of material Taxes paid and Tax Returns filed by or on behalf of any of the NCNG Companies and expressly indicates each Tax with respect to which any of the NCNG Companies is or has been included in a consolidated, unitary or combined return.

     Section 5.14. Compliance with Law. The NCNG Companies hold all permits, licenses, variances, exemptions, orders, franchises, consents and approvals of all Governmental Authorities necessary for them to own, lease and operate their properties and assets and to lawfully conduct their respective businesses (the "NCNG Permits"), except where the failure so to hold would not, individually or in the aggregate, have a Material Adverse Effect on NCNG. The NCNG Companies are in compliance with the terms of the NCNG Permits, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect on NCNG. Except as disclosed in the NCNG SEC Reports, the businesses of the NCNG Companies is not being conducted in violation of any law, ordinance or regulation of any Governmental Authority, except for possible violations which would not have a Material Adverse Effect on NCNG.

     Section 5.15. Environmental Matters. Except as disclosed in the NCNG SEC Reports or except to the extent such matters, individually or in the aggregate, would not have a Material Adverse Effect on NCNG:

     (a) Each of the NCNG Companies is in compliance with all applicable Environmental Laws. Except for matters that have been fully resolved, no NCNG Company has received any written communication from any person or Governmental Authority that alleges that it is not in compliance with applicable Environmental Laws.

     (b) The NCNG Companies have obtained all environmental, health and safety permits and governmental authorizations (collectively, the "Environmental Permits") necessary for the construction of their facilities or the conduct of their operations, and all such permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and the NCNG Companies are in material compliance with all terms and conditions of the Environmental Permits.

     (c) There is no Environmental Claim pending or, to the best of NCNG's Knowledge, threatened (i) against a NCNG Company, (ii) against any person or entity whose liability for any Environmental Claim a NCNG Company has or may have retained or assumed either contractually or by operation of law or (iii) against or concerning any real or personal property or operations which a NCNG Company owns, leases or manages, in whole or in part.

     (d) No NCNG Company has Knowledge of the presence of any Releases of any Hazardous Material that has occurred on any of the properties owned, leased or occupied by a NCNG Company or any predecessor which requires investigation, assessment, monitoring, remediation or cleanup under Environmental Laws.

     (e) NCNG has disclosed to CP&L all material facts that NCNG reasonably believes form the basis of a Material Adverse Effect on NCNG arising from the cost of pollution control equipment currently required or known to be required in the future, current remediation costs or remediation costs known to be required in the future, or any other environmental matter affecting a NCNG Company that would have a Material Adverse Effect on NCNG.

     (f) CP&L shall have the right for ninety (90) days after the date of this Agreement, at its own risk and expense, to conduct or have conducted an environmental assessment of the properties of the NCNG Companies ("Properties") and shall provide the results of any such environmental assessment to NCNG. NCNG will provide CP&L (or its contractor) with reasonable access to the Properties to conduct the environmental assessment, provided that CP&L or its contractor complies with NCNG's safety and industrial hygiene procedures. Not later than ninety (90) days after the date of this Agreement, CP&L shall advise NCNG of any material environmental conditions of the Properties that CP&L finds unacceptable and that CP&L believes would constitute a breach by NCNG of any provision of this Agreement. For the purpose of this Section 5.15(f), such conditions shall be "material" only if such conditions have not on or before the date of this Agreement been disclosed to CP&L by NCNG, such conditions are not the subject of agreements which have been disclosed to CP&L between a NCNG Company and a responsible Governmental Authority, the cure or remedy costs for such conditions would not reasonably be expected to be recoverable through NCNG's rates, and such conditions are unacceptable because, excluding the plugging of abandoned wells, removal and disposal of in-service equipment and waste, byproducts and other materials generated in the course of operations and not released onto the Properties, and similar matters encountered in the ordinary course of operations in the business of the NCNG Companies on and after the date of the Agreement, such conditions are subject to remediation, now or in the future, under Environmental Laws, or because they create or would create with notice or the passage of time or both, liability under Environmental Laws, which remediation or liability would have a Material Adverse Effect.

     (g) As used in this Agreement: (i) "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, proceedings or notices by any Governmental Authority or other person alleging in writing violations of or liability under Environmental Laws, or demanding remediation of conditions which, with notice, the passage of time, or both would constitute violations of Environmental Laws, arising out of, based on or resulting from (a) the presence, Release or threatened Release into the environment, of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by a NCNG Company or (b) circumstances forming the basis of any violation of any Environmental Law; (ii) "Environmental Laws" means all federal, state, and local laws, rules and regulations, judgments or final orders as in effect on the date of this Agreement relating to pollution or protection of human health or the environment or Releases or threatened Releases of Hazardous Materials, to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, including, without limitation, the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the National Environmental Policy Act, the Oil Pollution Act of 1990, the Resource Conservation and Recovery Act of 1976, the Hazardous and Solid Waste Amendments Act, the Outer Continental Shelf Act, the

Superfund Amendments and Reauthorization Act, the Rivers and Harbors Act, and the Toxic Substances Control Act, all as amended through the Effective Date; (b) any toxic tort cause of action of any kind whatsoever arising from or relating to Hazardous Materials, or the alleged emission, Release or discharge of Hazardous Materials into ambient air, surface water, ground water, or soil; and
(c) any other law or regulation relating to Hazardous Materials, or the emission, Release, or discharge of Hazardous Materials into ambient air, surface water, ground water, or soil; (iii) "Hazardous Materials" means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls; (b) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; and (c) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which a NCNG Company operates (for purposes of this Section 5.15); (iv) "Release" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

     Section 5.16. NCNG Action. The Board of Directors of NCNG (at a meeting duly called, constituted and held) has by the requisite vote of all directors present (a) determined that the Merger is advisable and in the best interests of NCNG and its shareholders, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) directed that the Merger be submitted for consideration by NCNG's shareholders at the Special Meeting. NCNG has taken all steps necessary to exempt (i) the execution and delivery of this Agreement, (ii) the Merger and (iii) the transactions contemplated hereby and thereby from, (x) any statute of the State of Delaware that purports to limit or restrict business combinations or the ability to acquire or to vote shares, including, without limitation, Section 203 of the DGCL (y) the NCNG Rights Agreement and (z) any applicable provision of NCNG's articles of incorporation or bylaws containing change of control or anti-takeover provisions. Subject to
Section 6.2 and Article VIII, NCNG has (A) duly entered into an appropriate amendment to the NCNG Rights Agreement and (B) taken all other action necessary or appropriate so that the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) do not and will not (I) result in the ability of any person to exercise any NCNG Rights or enable or require the NCNG Rights to separate from the shares of NCNG Common Stock to which they are attached, (II) cause CP&L or Merger Subsidiary or any of their Affiliates or Associates to be an Acquiring Person (as each such term is defined in the NCNG Rights Agreement) or (III) trigger other provisions of the NCNG Rights Agreement, including giving rise to a Distribution Date or a Triggering Event (as each such term is defined in the NCNG Rights Agreement), and such amendment shall be in full force and effect from and after the date hereof.

     Section 5.17. Vote Required. The affirmative vote of holders of a majority of the outstanding shares of NCNG Common Stock entitled to vote thereon is the only vote of the holders of any class or series of NCNG capital stock necessary to approve this Agreement and the transactions contemplated by the Agreement.

     Section 5.18. Material Interests of Certain Persons. Except as disclosed in NCNG's Proxy Statement for its 1998 Annual Meeting of Shareholders or as set forth in the NCNG Disclosure Letter, no officer or director of NCNG, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of NCNG or any NCNG Subsidiary.

     Section 5.19. Insurance. Except as set forth in the NCNG Disclosure Letter, each NCNG Company is, and has been continuously since December 31, 1995, insured by reputable and financially responsible insurers in such amounts and against such risks and losses as are customary for companies conducting their respective businesses during such time period. No NCNG Company has received any notice of cancellation or termination with respect to any material insurance policy thereof and no NCNG company has received notice that any such policy is invalid or unenforceable.

     Section 5.20. [Omitted.]

     Section 5.21. Fees and Expenses of Brokers and Others. None of the NCNG Companies (a) has had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, (b) is committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement or (c) has retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that NCNG has engaged Salomon Smith Barney to represent it in connection with such transactions, and shall pay all of Salomon Smith Barney fees and expenses in connection with such engagement.

     Section 5.22. Regulation as Utility. (a) Neither NCNG nor any of its Subsidiaries is a "holding company," a "subsidiary company" or an "affiliate" of any holding company within the meaning of Section 2(a)(7), 2(a)(8) or 2(a)(11) of PUHCA, respectively, and none of NCNG's Subsidiaries is a "public utility company" within the meaning of Section 2(a)(5) of PUHCA.

     (b) Neither NCNG nor any of its Subsidiaries is subject to regulation as a public utility or public service company (or similar designation) in any state other than North Carolina.

     Section 5.23. Absence of Undisclosed Liabilities. Except as disclosed in the NCNG SEC Reports, none of the NCNG Companies have, as of the date hereof, or will have, as of the Effective Time, any liabilities or obligations of any kind, whether absolute, accrued, asserted or unasserted, contingent or otherwise, that would be required to be disclosed on a consolidated balance sheet of NCNG prepared as of such date, in accordance with GAAP, except liabilities, obligations or contingencies that were (a) reflected on or accrued or reserved against in the consolidated balance sheets of NCNG, included in the NCNG SEC Reports or reflected in the notes thereto, or (b) incurred after the date of such balance sheets in the ordinary course of business and consistent with past practices and which, individually or in the aggregate, would not have a Material Adverse Effect on NCNG.

     Section 5.24. Opinion of Financial Advisor. NCNG has received the opinion of Salomon Smith Barney to the effect that, as of November 10, 1998, the Exchange Ratio is fair to the holders of shares of NCNG Common Stock from a financial point of view.

     Section 5.25. [Omitted.]

     Section 5.26. Intellectual Property. The NCNG Companies own, or are licensed or otherwise possess, legally enforceable and otherwise adequate rights to use, all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are required or reasonably necessary for the conduct of their business as currently conducted, except as would not, individually or in the aggregate, have a Material Adverse Effect on NCNG (collectively, the "NCNG Intellectual Property Rights"). All of the NCNG Intellectual Property Rights are owned or licensed by a NCNG Company, free and clear of any and all liens, claims and encumbrances, except as set forth in applicable license agreements or as would not, individually or in the aggregate, have a Material Adverse Effect on NCNG. To the Knowledge of NCNG, the use of the NCNG Intellectual Property Rights by the NCNG Companies does not, in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or good will of any other person and neither NCNG nor any NCNG Company has received notice of any claim or otherwise have Knowledge that any NCNG Intellectual Property Right is invalid, conflicts with the asserted rights of any other person, or has not been used or enforced in a manner that would result in its abandonment, cancellation, or unenforceability, except as would not, individually or in the aggregate, have a Material Adverse Effect on NCNG.

     Section 5.27. Year 2000 Matters. The NCNG Companies have assessed their internal software and hardware components (in both information technology and other applications) for problems relating to the Year 2000 issue (the inability of computers and microchips to recognize and perform properly date-sensitive functions involving certain dates prior to and after December 31, 1999). To the best of NCNG's Knowledge, resolution of problems associated with the Year 2000 issue with respect to the software and hardware of the NCNG Companies can be achieved so as to allow the conduct of the business of the NCNG Companies as currently conducted, and in accordance with the time and cost estimates outlined in NCNG's Report on Form 10-Q for the period ended June 30, 1998.

     Section 5.28. No Impairment of Tax Free Status. None of the NCNG Companies has taken any action, or failed to take any action, or has Knowledge of any fact, agreement, plan or other circumstance, that is reasonably likely to prevent the Merger from constituting a reorganization within the meaning of
Section 368(a) of the Code.

                                   ARTICLE VI
                                   COVENANTS

     Section 6.1. Conduct of the Business of NCNG; Meetings and Notices. (a) Except as otherwise expressly provided in this Agreement, as required by law, as set forth on the NCNG Disclosure Letter, or as consented to in writing in advance by CP&L, during the period from the date of this Agreement to the Effective Time, the NCNG Companies will conduct their respective operations according to their ordinary and usual course of business and consistent with past practice, and will use their respective reasonable best efforts to preserve intact their respective business organizations, to keep available the services of their officers and employees and to maintain satisfactory relationships with suppliers, contractors, distributors, customers and others having material business relationships with them. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, as set forth on the NCNG Disclosure Letter, or as required by law, prior to the Effective Time, none of the NCNG Companies will, without the prior written consent of CP&L:

        (i) amend its Articles or Certificate of Incorporation, bylaws, partnership or joint venture agreements or other organizational documents;

        (ii) authorize for issuance or issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or interests, other than the issuance of shares of NCNG Common Stock in accordance with the terms of the NCNG Benefit Plans and the NCNG Dividend Reinvestment Plan, in each case, in the ordinary course of business consistent with past practice;

        (iii) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities or any securities of their respective Subsidiaries and Partnerships, except that NCNG may declare and pay dividends in the ordinary course of business consistent with its past practices, and may increase the amount of such dividends by no more than six percent (6%) over the current amount;

        (iv) subject to Section 6.2 and Article VII, (a) redeem the Rights, (b) amend the NCNG Rights Agreement (other than the amendment contemplated by Section 5.16 hereof) or (c) except in connection with a Superior Proposal that would allow NCNG to terminate this Agreement under Section 8.2(e), take any action that would allow any Person (as defined in the NCNG Rights Agreement) other than CP&L or Merger Subsidiary to become a Beneficial Owner (as defined in the NCNG Rights Agreement) of 15% or more of the NCNG Shares without causing a Distribution Date or a Triggering Event (as such terms are defined in the NCNG Rights Agreement) to occur;

        (v) incur or assume any indebtedness for borrowed money or guarantee any such indebtedness, other than (a) in connection with the refinancing of existing indebtedness either at its stated maturity or at a lower cost of funds, (b) indebtedness between NCNG or any of its Subsidiaries and another of its Subsidiaries, (c) additional indebtedness in the ordinary course of business, consistent with past practice, under existing credit facilities or (d) to fund capital expenditures permitted under clause (vi) below;

        (vi) except in the ordinary course of business, (a) enter into any material operating lease or create any mortgages, liens, security interests or other encumbrances on the property of any of the NCNG Companies, except with respect to indebtedness permitted pursuant to this Section 6.1, (b) enter into any material Contract, or alter, amend, modify or exercise any option under any material existing Contract, other than in the ordinary course of business or in connection with the transactions contemplated by this Agreement or (c) make capital expenditures through the Effective Time, in excess of $1,000,000 over the amount budgeted by the NCNG Companies for capital expenditures on the date of this Agreement (as reflected on the capital expenditure budgets previously provided by NCNG to CP&L);

        (vii) except in the ordinary course of business, consistent with past practice, and to the extent not resulting in a material increase in benefits or compensation expense, (i) adopt or amend (except as may be required by Law or as provided in this Agreement) any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or (ii) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any Contract, agreement, commitment or arrangement to do any of the foregoing;

        (viii) acquire, sell, lease or dispose of any material assets outside the ordinary course of business;

        (ix) take any action other than in the ordinary course of business and in a manner consistent with past practice with respect to accounting policies or practices, except for any action that would not have an adverse effect;

        (x) (A) make any material Tax election, except for those made in the ordinary course of business consistent with past practice and as would not have a Material Adverse Effect on NCNG with respect to periods following the Merger or (B) settle or compromise any material federal, state, local or foreign income Tax liability, except for those in the ordinary course of business consistent with past practice;

        (xi) make any filing with any Governmental Authority to materially change rates on file, except for Purchased Gas Adjustment filings with the NCUC;

        (xii) fail to maintain insurance against risks and losses in accordance with past practice;

        (xiii) fail to maintain in effect any existing NCNG Permit;

        (ix) except for the payment of professional fees or as otherwise permitted by this Agreement, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in NCNG's September 30, 1997 financial statements or incurred in the ordinary course of business since the date thereof;

        (x) voluntarily engage in any activities which are reasonably expected to cause a change in status under PUHCA, or which are reasonably expected to impair the ability of CP&L to claim an exemption under PUHCA Rule 2 following the Merger; or

        (xi) agree in writing or otherwise to take any of the foregoing actions.

     (b) CP&L and NCNG agree that, during the period from the date of this Agreement to the Effective Time: (i) they will cause representatives of their respective companies to meet as frequently as reasonably requested by either party to discuss the operations and business prospects of their companies; and
(ii) NCNG will promptly advise CP&L of the occurrence of any Material Adverse Effect with respect to NCNG, and CP&L will promptly advise NCNG of the occurrence of any Material Adverse Effect with respect to CP&L.

     (c) Notwithstanding anything in this Section 6.1 to the contrary, any action that is permitted to be taken by NCNG pursuant to this Section 6.1 shall not result in a breach of any other provision of this Agreement, so long as the closing condition in Section 7.3(a) is still satisfied.

     Section 6.2. No Solicitation. Prior to the Effective Time, NCNG agrees (a) that neither it nor any of its Subsidiaries shall, and it shall direct and use reasonable efforts to cause its officers, directors, employees, agent and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries or any of the foregoing) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to an Alternative Proposal or engage in any negotiations concerning, or provide any non-public information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this
Section 6.2; and (c) that it will notify CP&L reasonably promptly if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it; provided, however, that nothing contained in this Section 6.2 shall prohibit the Board of Directors of NCNG from (i) furnishing information (pursuant to a confidentiality letter deemed appropriate by the Board of Directors of NCNG) to or engaging in or entering into discussions or negotiations with, any person or entity that makes an unsolicited Alternative Proposal, if, and only to the extent that, (a) the Board of Directors of NCNG determines in good faith upon the advice of outside counsel that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, NCNG provides written notice to CP&L of the identity of the person or entity making the

Alternative Proposal and that it intends to furnish information to, or intends to enter into discussions or negotiations with, such person or entity, and (c) NCNG keeps CP&L informed on a timely basis of the status of any such discussions or negotiations and all terms and conditions thereof and promptly provides CP&L with copies of any written inquiries or proposals relating thereto, and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act or otherwise making disclosures required by law with regard to an Alternative Proposal. Nothing in this Section 6.2 shall (x) permit NCNG to terminate this Agreement (except as specifically provided in Article 8 hereof),
(y) permit NCNG to enter into any agreement with respect to an Alternative Proposal unless this Agreement is first or simultaneously terminated in accordance with Article VIII (it being agreed that during the term of this Agreement, NCNG shall not enter into any agreement with any person that provides for, or in any way facilitates, an Alternative Proposal (other than a confidentiality agreement deemed appropriate by the Board of Directors of
NCNG)), or (z) affect any other obligation of NCNG under this Agreement. "Alternative Proposal" shall mean any merger, acquisition, consolidation, reorganization, share exchange, tender offer, exchange offer or similar transaction involving NCNG or any of NCNG's Subsidiaries, or any proposal or offer to acquire in any manner, directly or indirectly, a substantial equity interest in or a substantial portion of the assets of NCNG or any of NCNG's Subsidiaries.

     Section 6.3. The Registration Statement; Listing.

     (a) NCNG and CP&L shall, as soon as practicable following the execution of this Agreement, prepare, and NCNG shall file with the SEC, a draft of the Proxy Statement/Prospectus (in a form mutually agreeable to NCNG and CP&L) as preliminary proxy materials under the Exchange Act, and shall seek confidential treatment with respect thereto. NCNG and CP&L shall cooperate to respond promptly to any comments made by the SEC with respect thereto. NCNG shall cause the Proxy Statement/Prospectus to be mailed to its shareholders at the earliest practicable time after effectiveness of the Registration Statement.

     (b) As soon as practicable following the execution of this Agreement, CP&L shall prepare and file the Registration Statement (including the then-current draft of the Proxy Statement/Prospectus) with the SEC, and shall:

        (i) after consultation with NCNG, respond promptly to any comments made by the SEC with respect thereto; provided, however, that CP&L will not file any amendment or supplement to the Registration Statement without first furnishing to NCNG a copy thereof for its review and will not file any such proposed amendment or supplement to which NCNG reasonably and promptly objects;

        (ii) use its best efforts to cause the Registration Statement to become effective under the Securities Act as soon as practicable;

        (iii) cause the registration or qualification of the CP&L Common Stock to be issued upon conversion of shares of NCNG Common Stock in accordance with the Merger under the state securities or "Blue Sky" laws of each state of residence of a record holder of NCNG Common Stock as reflected in its stock transfer ledger;

        (iv) promptly advise NCNG (A) when the Registration Statement becomes effective, (B) when, prior to the Effective Time, any amendment to the Registration Statement shall be filed or become effective, (c) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (D) of the receipt by CP&L of any notification with respect to the suspension of the registration or qualification of CP&L Common Stock for sale in any jurisdiction or the institution or threatening of any proceeding for that purpose;

        (v) use its best efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof; and

        (vi) use its best efforts to cause the shares of CP&L Common Stock to be issued upon conversion of shares of NCNG Common Stock in accordance with the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

     If, at any time when the Proxy Statement/Prospectus is required to be delivered under the Securities Act or the Exchange Act, any event occurs as a result of which the Proxy Statement/Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or if it shall be necessary to amend the Registration Statement or supplement the Proxy Statement/Prospectus to comply with the Securities Act or the Exchange Act or the respective rules thereunder, NCNG and CP&L will cooperate to prepare and file with the SEC, subject to clause (a) of this Section 6.3, an amendment or supplement that will correct such statement or omission or effect such compliance.

     Section 6.4. Special Meeting. Subject to Section 6.2 and Article VIII, NCNG shall (i) call the Special Meeting to be held for the purpose of voting upon the approval of this Agreement, (ii) through its Board of Directors, recommend to the holders of NCNG Common Stock the approval of this Agreement and not rescind such recommendation, (iii) use best efforts to have the holders of NCNG Common Stock approve this Agreement, and (iv) use all reasonable efforts to hold such meeting as soon as practicable after the date upon which the Registration Statement becomes effective; provided, however, that nothing herein obligates NCNG to take any action that would cause its Board of Directors to act inconsistently with their fiduciary duties as determined by the Board of Directors in good faith based on the advice of outside counsel. For the avoidance of doubt, the foregoing shall not prevent the Board of Directors of NCNG from withdrawing the recommendation referred to in clause (ii) of the preceding sentence prior to the Special Meeting if (x) it concludes in good faith based on the advice of outside counsel that the failure to take such action would breach the directors' fiduciary duties under applicable law (it being agreed that, so long as no Material Adverse Effect with respect to CP&L has occurred and is continuing, neither the NCNG Board's decision to merge with CP&L pursuant to this Agreement nor changes in the market price of CP&L's common stock on the consideration to be received by NCNG shareholders under this Agreement shall serve as the basis for the Board to withdraw its recommendation under this Section 6.4) and (y) NCNG has given CP&L notice of its intention to withdraw its recommendation at least five days prior to any such withdrawal, together with a description of the reasons for the Board's proposed action and the related advice of its outside counsel.

     Section 6.5. Access to Information; Confidentiality Agreement.

     (a) To the extent permitted by law and upon reasonable notice, between the date of this Agreement and the Effective Time, the NCNG Companies will give to CP&L and its authorized representatives reasonable access during normal business hours to all facilities and to all books and records, and will cause their officers to furnish such financial and operating data and other information with respect to their businesses and properties as may from time to time reasonably be requested. Subject to Section 6.8 hereof, all such information shall be kept confidential in accordance with the Confidentiality Agreement.

     (b) Notwithstanding the execution of this Agreement, the Confidentiality Agreement shall remain in full force and effect through the Effective Time, at which time the Confidentiality Agreement shall terminate and be of no further force and effect. Each party hereto hereby waives the provisions of the Confidentiality Agreement as and to the extent necessary under the Securities Act and the Exchange Act to permit the solicitation of votes of the shareholders of NCNG pursuant to the Proxy Statement/Prospectus and to permit consummation of the transactions contemplated hereby. Each party further acknowledges that the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.1 hereof.

     Section 6.6. Best Efforts. Subject to the terms and conditions herein provided and subject to fiduciary obligations under applicable Law as advised by counsel, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper and advisable under applicable Law, to consummate and make effective the transactions contemplated by this Agreement in the most expeditious manner possible. In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. CP&L and NCNG will execute any additional instruments reasonably necessary to consummate the transactions contemplated hereby.

     Section 6.7. Approvals. (a) NCNG and CP&L shall file or cause to be filed with the Federal Trade Commission and the Department of Justice any notifications required to be filed by them under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. NCNG and CP&L will use all commercially reasonable efforts to make such filings promptly and to respond on a timely basis to any requests for additional information made by either of such agencies.

     (b) NCNG and CP&L shall cooperate and use their best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use all commercially reasonable efforts to obtain (and will cooperate with each other in obtaining) any consent, acquiescence, authorization, order or approval of, or any exemption or nonopposition by, any Governmental Authority required to be obtained or made by NCNG or CP&L in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

     (c) NCNG and CP&L each will use its best efforts to obtain consents of all other third parties necessary to the consummation of the transactions contemplated by this Agreement.

     Section 6.8. Public Announcements. The parties hereto have agreed upon the text of a joint press release announcing, among other things, the execution of this Agreement, which joint press release shall be disseminated promptly following the execution hereof. NCNG and CP&L will consult with each other before issuing any additional press release or otherwise making any additional public statement with respect to this Agreement, the Merger or the transactions contemplated herein and shall not issue any such press release or make any such public statement prior to such consultation or as to which the other party promptly and reasonably objects, except as may be required by Law in the written opinion of such party's counsel or by obligations pursuant to any listing agreement with any national securities exchange or inter-dealer quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcements.

     Section 6.9. Employee Agreements; Workforce Matters and Employee Benefits.

     (a) Following the Effective Time, CP&L will cause the Surviving Corporation to honor all obligations under any employment contracts, agreements and commitments of the NCNG Companies prior to the date of this Agreement (or as established or amended in accordance with or permitted by this Agreement), which apply to any current or former employee, or current or former director of any NCNG Company; provided, however, that this undertaking is not intended to prevent CP&L from enforcing such contracts, agreements and commitments in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement or commitment or portion thereof.

     (b) CP&L presently intends, following the Effective Time, that (subject to obligations under applicable law) (i) any reductions in the employee workforce of the CP&L Companies (including the Surviving Corporation) shall be made on a fair and equitable basis, in light of the circumstances and the objectives to be achieved, giving consideration to previous work history, job experience and qualifications, without regard to whether employment prior to the Effective Time was with the CP&L Companies or the NCNG Companies, and any employees whose employment is terminated or jobs are eliminated by any CP&L Company during such period as a result of the transaction contemplated by this Agreement shall be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by the CP&L Companies for which they are eligible and (ii) employees shall be entitled to participate in all job training, career development and educational programs of the CP&L Companies for which they are eligible, and shall be entitled to fair and equitable consideration in connection with any job opportunities with the CP&L Companies, in each case without regard to whether employment prior to the Effective Time was with the CP&L Companies or the NCNG Companies.

     (c) Subject to applicable law, CP&L presently intends to maintain through December 31, 1999, without interruption, the employee welfare and employee pension benefit plans, and programs maintained by the NCNG Companies as of the date of this Agreement. Where applicable, benefits under such plans or programs will be frozen as of such date and, at CP&L's election, merged into CP&L's plans. Employees of the NCNG Companies or the Surviving Corporation who continue in the employ of the CP&L Companies thereafter will be eligible to participate in the CP&L Employee Benefit Plans for which they are eligible. NCNG's Employee Stock Purchase Plan will terminate at the Effective Date. CP&L also presently intends to merge NCNG's employee policies and practices into CP&L's policies and practices to the extent practicable at the Effective Date.

     (d) Subject to its obligations under applicable law, the CP&L Companies shall give credit under each of their respective employee benefit plans, programs and arrangements to employees for all service prior to the Effective Time with the NCNG Companies, or any predecessor employer (to the extent that such credit was given by the NCNG Companies) for all purposes other than the accrual of benefits for which such service was taken into account or recognized by the NCNG Companies, but not to the extent crediting such service would result in duplication of benefits. To the extent permitted by Law, CP&L shall continue to administer the NCNG pension and 401(K) plans for NCNG employees hired on or before December 31, 1999 ("Current NCNG Employees") through the December 31 first following the earlier of:

        a) CP&L's performance of an analysis confirming that the benefits of CP&L's current pension and 401(K) plans, plus any transition credits CP&L agree to provide to Current NCNG Employees upon transfer to CP&L's pension plan, are equal or greater than the benefits that the Current NCNG Employees would have received, in aggregate, in NCNG's pension and 401(K) plans; or

        b) Five (5) years from the Effective Time.

     The calculations used in a) above shall be based on assumptions and factors recommended by CP&L's actuary. After the time described above, all Current NCNG Employees shall be transferred to CP&L's pension and 401(K) plans. If the transfer occurs pursuant to a) above, CP&L shall provide the Current NCNG Employees with the transition credits in the CP&L pension plan used to perform the analysis described in a). If the transfer occurs pursuant to b), CP&L shall provide the

Current NCNG Employees with transition credits in the pension plan to the extent necessary to produce an equitable result that does not in the aggregate significantly reduce the benefits to the Current NCNG Employees. At the time of such transfer, Current NCNG Employees' accrued benefits under the NCNG pension plans shall be preserved.

     All NCNG employees, other than Current NCNG Employees, shall be eligible only for CP&L's then current pension and 401(K) plans at the time that they are hired.

     (e) CP&L agrees to exercise its best efforts to accommodate the elections made by NCNG's directors in regard to the accumulation and payout provisions of the Directors' Deferred Compensation Stock Plan and the Deferred Retirement Compensation Stock Plan for Eligible Directors, with the number of stock units of CP&L Common Stock (determined pursuant to the Exchange Ratio) being substituted for the accumulated units of NCNG Common Stock in each director's account in each such plan and accumulated and paid out as provided for in such plans and the related agreements between NCNG and its directors. Further, NCNG may allow each NCNG director who would otherwise receive a distribution based on a change of control of NCNG an election to defer such distributions until they would have been paid out under each such plan's normal distribution provisions.

     Section 6.10. Letter of NCNG's Accountants. NCNG shall use its best efforts to obtain a letter of Arthur Andersen LLP, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to NCNG, in form and substance reasonably satisfactory to CP&L and NCNG and customary in scope and substance for agreed-upon procedures letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     Section 6.11. Letter of CP&L's Accountants. CP&L shall use its best efforts to obtain a letter of Deloitte & Touche, LLP, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to CP&L, in form and substance reasonably satisfactory to NCNG and CP&L and customary in scope and substance for agreed-upon procedures letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     Section 6.12. Opinions of Financial Advisors. NCNG shall use its best efforts to cause Salomon Smith Barney to provide its opinion, as of a date no earlier than three business days prior to the date that the Proxy Statement/Prospectus is mailed to shareholders of NCNG, as to the fairness of the Exchange Ratio to the shareholders of NCNG, respectively, from a financial point of view, as contemplated by this Agreement, and shall include such updated opinions in the Proxy Statement/Prospectus.

     Section 6.13. Indemnification; Insurance. (a) Except as may be limited by applicable Law, from the Effective Time and for a period of six (6) years thereafter, CP&L shall cause NCNG to maintain all rights of indemnification existing in favor of the directors and officers of NCNG on terms no less favorable than those provided in the certificate of incorporation and by-laws of NCNG on the date of this Agreement with respect to matters occurring prior to the Effective Time.

     (b) CP&L shall cause to be maintained in effect for six (6) years from the Effective Time the current policies for directors' and officers' liability insurance maintained by NCNG (provided that CP&L may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less advantageous) with respect to matters occurring prior to the Effective Time, to the extent such insurance is available to CP&L in the market.

     Section 6.14. Affiliate Agreements. NCNG will use its best efforts to ensure that each person who is an "affiliate" of NCNG within the meaning of Rule 145 under the Securities Act will enter into an agreement in the form attached hereto as Exhibit 6.14 as soon as practical after the date hereof.

     Section 6.15. Nuclear Facilities. NCNG (or its designee) shall have the right for ninety (90) days after the date of this Agreement, at its own risk and expense, to conduct or have conducted a reasonable assessment of the CP&L Nuclear Facilities and shall provide the results of any such assessment to CP&L. CP&L will provide NCNG with reasonable access to the CP&L Nuclear Facilities and to documents relating thereto in order to conduct the assessment. Not later than ninety (90) days after the date of this Agreement, NCNG shall advise CP&L of any material conditions involving the CP&L Nuclear Facilities that would constitute a material breach by CP&L of any provision of this Agreement. For purposes of this section, such conditions shall be considered "material" only if the cure or remedial costs for such conditions would create liability or responsibility which would have a Material Adverse Effect on the continued operation of CP&L.

                                  ARTICLE VII
               CONDITIONS PRECEDENT TO CONSUMMATION OF THE MERGER

     Section 7.1. Conditions Precedent to Each Party's Obligation to Effect the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions precedent:

     (a) this Agreement shall have been approved and adopted by the affirmative vote of the shareholders of NCNG holding a majority of the shares of outstanding NCNG Common Stock entitled to vote at the Special Meeting.

     (b) no order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or Governmental Authority which prohibits the consummation of the Merger; provided, however, that the parties hereto shall use their best efforts to have any such order, decree or injunction vacated or reversed;

     (c) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect;

     (d) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired;

     (e) all consents, authorizations, orders, permits and approvals for (or registrations, declarations or filings with) any Governmental Authority required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a Material Adverse Effect on CP&L or NCNG following the Effective Time.

     (f) the parties hereto shall have received the opinion of Hunton & Williams (dated the date of the Effective Time and based on customary assumptions and certificates) to the effect that, for United States federal income tax purposes, the Merger will constitute a "reorganization" under Section 368(a) of the Code; and

     (g) the shares of CP&L Common Stock required to be issued hereunder shall have been approved for listing on the NYSE, subject to official notice of issuance.

     Section 7.2. Conditions Precedent to Obligations of NCNG. The obligations of NCNG to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions precedent:

     (a) there shall have occurred no material adverse change (or any development which, insofar as can reasonably be determined, is reasonably likely to result in a material adverse change) in the business, assets, financial or other condition, results of operations, or prospects of the CP&L Companies, taken as a whole, from the date hereof to the Effective Time;

     (b) the representations and warranties of CP&L contained in Article IV shall be true and correct in all material respects when made and at and as of the Effective Time with the same force and effect as if those representations and warranties had been made at and as of such time except (i) to the extent such representations and warranties speak as of a specified earlier date, and
(ii) as otherwise contemplated or permitted by this Agreement;

     (c) CP&L shall, in all material respects, have performed all obligations and complied with all covenants necessary to be performed or complied with by it on or before the Effective Time;

     (d) NCNG shall have received a certificate of the President or Executive Vice President of CP&L, in form satisfactory to counsel for NCNG, certifying fulfillment of the matters referred to in paragraphs (a) through (c) of this
Section 7.2; and

     (e) all proceedings, corporate or other, to be taken by CP&L in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to NCNG and NCNG's counsel, and CP&L shall have made available to NCNG for examination the originals or true and correct copies of all documents that NCNG may reasonably request in connection with the transactions contemplated by this Agreement.

     Section 7.3. Conditions Precedent to Obligations of CP&L. The obligations of CP&L to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions precedent:

     (a) there shall have occurred no material adverse change (or any development which, insofar as can reasonably be determined, is reasonably likely to result in a material adverse change) in the business, financial or other condition, results of operations, or prospects of the NCNG Companies, taken as a whole, from the date hereof to the Effective Time;

     (b) the representations and warranties of NCNG contained in Article V shall be true and correct in all material respects when made and at and as of the Effective Time with the same force and effect as if those representations and warranties had been made at and as of such time except (i) to the extent such representations and warranties speak as of a specified earlier date, and (ii) as otherwise contemplated or permitted by this Agreement;

     (c) NCNG shall, in all material respects, have performed all obligations and complied with all covenants necessary to be performed or complied with by it on or before the Effective Time;

     (d) CP&L shall have received a certificate of the President or Senior Vice President of NCNG, in form satisfactory to counsel for CP&L, certifying fulfillment of the matters referred to in paragraphs (a) through (d) of this
Section 7.3;

     (e) all proceedings, corporate or other, to be taken by NCNG in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be reasonably satisfactory in form and substance to CP&L and CP&L's counsel, and NCNG shall have made available to CP&L for examination the originals or true and correct copies of all documents that CP&L may reasonably request in connection with the transactions contemplated by this Agreement; and

     (f) the consents, authorizations, orders, permits, and approvals described in Section 7.1(e) shall contain no terms or conditions that would have a material adverse effect on CP&L or NCNG.

                                  ARTICLE VIII
                         TERMINATION; AMENDMENT; WAIVER

     Section 8.1. Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time notwithstanding approval thereof by the shareholders of NCNG, but prior to the Effective Time:

     (a) by mutual written consent of NCNG and CP&L;

     (b) by NCNG or CP&L, if the Effective Time shall not have occurred on or before December 31, 1999 (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or has resulted in the failure of the Effective Time to occur on or before such date);

     (c) by NCNG if there has been a material breach by CP&L of any representation, warranty, covenant or agreement set forth in this Agreement, which breach has not been cured within ten business days following receipt by the breaching party of written notice of such breach;

     (d) (i) by CP&L or NCNG if the transactions contemplated in this Agreement shall have been voted on by holders of NCNG Common Stock at a meeting duly convened therefor, and the votes shall not have been sufficient to satisfy the condition set forth in Section 7.1(a) hereof, (ii) by CP&L if there has been a material breach by NCNG of any representation, warranty, covenant or agreement set forth in this Agreement, which breach has not been cured within ten business days following receipt by the breaching party of written notice of such breach; or (iii) by CP&L if the Board of Directors of NCNG should fail to recommend to its shareholders approval of the transactions contemplated by this Agreement or such recommendation shall have been made and subsequently withdrawn;

     (e) by NCNG if, prior to the Effective Time, a corporation, partnership, person or other entity or group shall have made a bona fide proposal with respect to the acquisition of all of NCNG's outstanding capital stock, or all or substantially all of NCNG's assets, that the Board of Directors of NCNG believes, in good faith after consultation with its financial advisors, is more favorable, from a financial point of view, to the shareholders of NCNG than the proposal set forth in this Agreement (a "Superior Proposal"); provided, that CP&L does not make, within five business days of receiving notice of such third party proposal, an offer that the Board of Directors of NCNG believes, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to NCNG's shareholders as such Superior Proposal; or

     (f) by NCNG or CP&L, if any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Mergers and such order, decree, ruling or other action shall have become final and nonappealable.

     Section 8.2. Effect of Termination. If this Agreement is so terminated and the Merger is not consummated, the obligations of the parties under this Agreement shall terminate, except (a) for the provisions of the last sentence of
Section 6.5(a), Section 6.5(b), this Section 8.2, Section 8.3, and Article IX, and (b) that no such termination shall relieve any party from liability by reason of any breach of any provision contained in this Agreement.

     Section 8.3. Termination Fee.

     (a) If this Agreement is terminated (i) by CP&L pursuant to Section 8.1(b), and the failure of the Effective Time to occur has been caused by or is attributable to any failure by NCNG to fulfill any of its obligations under Sections 6.4(iii), 6.6 or 6.7, (ii) by CP&L pursuant to Section 8.1(b) after an Alternative Proposal has been made to NCNG or directly to NCNG's shareholders prior to such termination, (iii) by CP&L or NCNG pursuant to Section 8.1(d)(i), if prior to or during the Special Meeting an Alternative Proposal shall have been made to NCNG or directly to NCNG's shareholders that has not been revoked prior to the Special Meeting, (iv) by CP&L pursuant to Section 8.1(d)(iii), or
(v) by NCNG pursuant to Section 8.1(e), then NCNG shall promptly (and in any event within two days of receipt by NCNG of written notice from CP&L) pay to CP&L (by wire transfer of immediately available funds to an account designated by CP&L) a termination fee of $10 million; provided, however, that no such termination fee shall be payable to CP&L pursuant to clauses (ii) or (iii) of this Section 8.3(a), unless and until within 12 months of termination NCNG or any of its Subsidiaries enters into any definitive agreement in respect of such Alternative Proposal or any similar proposal, in which event such termination fee shall be payable promptly (and in any event within two days of receipt by NCNG of written notice from CP&L), to CP&L (by wire transfer or immediately available funds to an account designated by CP&L) upon the occurrence of such event.

     (b) If this Agreement is terminated by CP&L pursuant to Section 8.1(d)(ii) hereof, or by NCNG pursuant to Section 8.1(c) hereof, in either case as a result of a breach of any representation, warranty, covenant or agreement by the other party hereto, which breach was not willful or knowing in nature, and if the breaching party is not otherwise entitled to terminate this Agreement, then the breaching party shall promptly reimburse the non-breaching party that has terminated this Agreement for all out-of-pocket expenses (including all fees and expenses of its counsel, advisors, accountants and consultants) incurred by such non-breaching party or on its behalf in connection with the transactions contemplated in this Agreement.

     (c) This Section 8.3 shall not be the exclusive remedy of the parties hereto in the event of any termination of this Agreement, but any payments pursuant to Section 8.2(a) shall be treated as an offset to any claim for damages by CP&L for any breach of this Agreement by NCNG.

     Section 8.4. Amendment. This Agreement may be amended by action taken by both CP&L and NCNG at any time before or after approval of the transactions contemplated herein by the shareholders of NCNG but, after any such approval, no amendment shall be made that by law requires the further approval of such shareholders without the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of both of the parties hereto.

     Section 8.5. Extension; Waiver. At any time prior to the Effective Time, either party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party hereto or
(iii) waive compliance with any of the agreements or conditions contained herein by the other party hereto. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX
                                 MISCELLANEOUS

     Section 9.1. Survival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time.

     Section 9.2. Brokerage Fees and Commissions. No broker, finder or investment banker (other than Salomon Smith Barney, whose fees shall be paid by NCNG) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of NCNG; and no broker, finder or investment banker (other than Morgan Stanley, whose fees shall be paid by CP&L) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CP&L.

     Section 9.3. Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 6.5(a) and (b) hereof, all other prior agreements and understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise.

     Section 9.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

  if to CP&L:

     Carolina Power & Light Company
     411 Fayetteville Street Mall
     Raleigh, North Carolina 27601
     Attention: Mr. William Cavanaugh III, President and Chief Executive Officer

  with copies to:

     Hunton & Williams
     One Hannover Square
     Suite 1400
     Raleigh, North Carolina 27601
     Attention: Timothy S. Goettel, Esq.

     Carolina Power & Light Company
     411 Fayetteville Street Mall
     Raleigh, North Carolina 27601
     Attention: William D. Johnson, Esq.

  if to NCNG:

     North Carolina Natural Gas Corporation
     150 Rowan Street
     P.O. Box 909
     Fayetteville, North Carolina 28301
     Attention: Mr. Calvin B. Wells, Chairman, President and Chief Executive Officer

  with copies to:

     McCoy, Weaver, Wiggins, Cleveland & Raper
     202 Fairway Drive
     Fayetteville, North Carolina 28305
     Attention: Alfred E. Cleveland, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     Section 9.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, except to the extent that the laws of Delaware govern the Merger, regardless, in each case, of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     Section 9.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     Section 9.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except for the provisions of Article III, Section 6.9 and Section 6.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     Section 9.8. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 9.9. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

     Section 9.10. Fees and Expenses. Except as provided in Section 8.3(b), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

     Section 9.11. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

                                          CAROLINA POWER & LIGHT COMPANY

                                          By:   /s/ WILLIAM CAVANAUGH III
                                            ------------------------------------
                                              William Cavanaugh III
                                              President and Chief Executive
                                              Officer

                                          NORTH CAROLINA NATURAL GAS CORPORATION

                                          By:      /s/ CALVIN B. WELLS
                                            ------------------------------------
                                              Calvin B. Wells
                                              Chairman, President and
                                              Chief Executive Officer

                                          CAROLINA ACQUISITION CORPORATION

                                          By:   /s/ WILLIAM CAVANAUGH III
                                            ------------------------------------
                                              William Cavanaugh III
                                              President and Chief Executive
                                              Officer

                                                                    EXHIBIT 6.14

            [Form of letter to be signed by each affiliate of NCNG]

                                                 , 1998

Dear Sirs:

     In accordance with Section 6.9 of the Agreement and Plan of Merger (the "Agreement") by and among Carolina Power & Light Company ("CP&L"), North Carolina Natural Gas Corporation ("NCNG"), and Carolina Acquisition Corporation, I represent and agree as follows:

     1. I will comply with the Securities Act of 1933, as amended (the "Securities Act"), and the Securities and Exchange Commission's rules and regulations thereunder, and will not offer to sell, sell or otherwise dispose of any shares of CP&L Common Stock that I will receive in the Merger except in compliance with Rule 145 under the Securities Act or following receipt of an opinion of counsel to CP&L that the provisions of such rule need not be observed.

     2. I agree that the certificates for shares of CP&L Common Stock I will receive in the Merger may bear the following legend:

        "Shares represented by this certificate are subject to restrictions as to transfer by virtue of provisions of the Securities Act of 1933 and the General Rules and Regulations of the Securities and Exchange Commission thereunder. Such shares may not be transferred except upon compliance with 17 CFR 230.145(d) or the favorable opinion of counsel for the issues that such transfer will not constitute or result in a violation of the Securities Act of 1933."

     Execution of this letter agreement by the undersigned shall not constitute an acknowledgment that the undersigned is an "affiliate" of NCNG, as such term is used under the federal securities laws, for any purpose. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

Very truly yours,

Sign Here: ____________
Print Name: ____________

                                                                         ANNEX B

                      [SALOMON SMITH BARNEY (LETTERHEAD)]

November 10, 1998

Board of Directors
North Carolina Natural Gas
  Corporation
150 Rowan Street
Fayetteville, NC 28302

Ladies and Gentlemen:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of common stock, par value $2.50 per share ("NCNG Common Stock"), of North Carolina Natural Gas Corporation ("NCNG"), a Delaware corporation, of the Exchange Ratio (as defined below) in connection with the (the "Merger") of NCNG into Norman Acquisition Corporation ("Merger Sub"), a wholly owned subsidiary of Carolina Power & Light Company, a North Carolina corporation ("CP&L"), pursuant to the Agreement and Plan of Merger (the "Agreement"), dated as of November 10, 1998, by and among CP&L, NCNG and Merger Sub.

     As more specifically set forth in the Agreement, and subject to the terms and conditions thereof, NCNG will merge with and into Merger Sub and upon the effectiveness of the Merger, each issued and outstanding share of NCNG Common Stock (other than shares held by CP&L or by NCNG as treasury stock) will be converted into the right to receive a number of shares of CP&L Common Stock equal to the Exchange Ratio. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and NCNG will continue as the surviving corporation in respect of such transaction and as a result will become a wholly owned subsidiary of CP&L. We understand that this Merger will be accounted for as a pooling-of-interests in accordance with generally accepted accounting principles as described in Accounting Principles Board Opinion Number 16. If the Closing Date (as defined in the Agreement) occurs on or prior to November 12, 1999, the "Exchange Ratio" shall be equal to $35.00 (the "Base Numerator") divided by either (i) the Market Price of CP&L Common Stock (as defined below) if the Market Price of CP&L Common Stock is no greater than $49.775 and no less than $40.725, (ii) $49.775 if the Market Price of CP&L Common Stock is greater than $49.775, in which case the Exchange Ratio shall equal 0.7032, or (iii) $40.725 if the Market Price of CP&L Common Stock is less than $40.725, in which case the Exchange Ratio shall be 0.8594 (as applicable, the "Denominator"). If the Closing Date is after November 12, 1999, the "Exchange Ratio" shall be equal to the Adjusted Numerator (as defined below) divided by the Denominator. The "Adjusted Numerator" shall be equal to the Base Numerator increased by a rate of 3.7% per annum (compounded daily) for each day after November 12, 1999 through the Closing Date. The "Market Price" of CP&L Common Stock means the average closing price per share of CP&L Common Stock on the New York Stock Exchange, Inc. for each of twenty consecutive trading days prior to and including the fifth trading day prior to the Closing Date.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following; (i) a copy of the Agreement; (ii) certain publicly available information concerning NCNG, including, without limitation, the Annual Reports on Form 10-K of NCNG for each of the years in the three year period ended September 30, 1997; (iii) certain internal information, primarily financial in nature, including, without limitation, projections, concerning the business and operations of NCNG furnished to us by Norman for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, NCNG Common Stock; (v) certain publicly available information concerning CP&L, including, without limitation, the Annual Reports on Form 10-K of CP&L for each of the years in the three year period ended December 31, 1997; (vi) certain other information, primarily financial in nature, including, without limitation, projections, concerning the business and operations of CP&L, furnished to us by CP&L or NCNG for purposes of our analysis; (vii) certain publicly available information concerning the trading of, and the trading market for, CP&L Common Stock; (viii) certain publicly available information with respect to certain other companies that we believe to be comparable to NCNG or CP&L and the trading markets for certain of such other companies' securities; and (ix) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We also have considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant. We also have met with certain officers and employees of NCNG and CP&L to discuss the foregoing as well as other matters that we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and have neither attempted independently to verify nor assumed any responsibility for verifying any of such information and have further relied upon the assurances of management of NCNG that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not conducted a physical inspection of any of the properties or facilities of NCNG or CP&L, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities, nor have we been furnished with any such valuations or appraisals. With respect to financial projections, we have been advised by the managements of NCNG and CP&L and have assumed that they were reasonably prepared and reflect the best currently available estimates and judgment of the management of NCNG or CP&L, as the case may be, as to the future financial performance of NCNG or CP&L, as the case may be, and we express no view with respect to such projections or the assumptions on which they were based. We also have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement.

     In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of NCNG and CP&L; (ii) the business prospects of NCNG and CP&L; (iii) the historical and current market for NCNG Common Stock, CP&L Common Stock and for the equity securities of certain other companies that we believe to be comparable to NCNG or CP&L; and (iv) the nature and terms of certain other merger transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. In arriving at our opinion, we have not ascribed a specific consolidated range of values to either NCNG or CP&L. We have not been asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategy that might exist for NCNG. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of NCNG Common Stock and does not address NCNG's underlying business decision to effect the Merger or constitute a recommendation of the Merger to NCNG. Our opinion also does not constitute an opinion or imply any conclusion as to the price at which NCNG Common Stock will trade following the announcement of the Merger.

     We have acted as financial advisors to NCNG in connection with the Merger and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Merger. In addition, in the ordinary course of business, we and our affiliates may actively trade the securities of NCNG and CP&L for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We and our affiliates (including Citigroup Inc.) may have other business relationships with NCNG or CP&L.

     This opinion is intended solely for the benefit and use of NCNG (including the management and directors of NCNG) in considering the transaction to which it relates and may not be used for any other purpose or reproduced, disseminated, quoted or referred to (other than in the Agreement) at any time, in any manner or for any purpose, without the prior written consent of Salomon Smith Barney, except that this opinion may be reproduced in full in, and references to this opinion and to Salomon Smith Barney and its relationship with NCNG (in each case in such form as Salomon Smith Barney shall approve) may be included in, the proxy statement NCNG distributes to its shareholders in connection with the Merger.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of NCNG Common Stock.

                                          Very truly yours,
                                          (Salomon Smith Barney Inc. Signature)

                                          SALOMON SMITH BARNEY INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 55-8-51 through 55-8-57 of the North Carolina Business Corporation Act (the "NCBCA") and the Charter and By-Laws of CP&L (and resolutions of CP&L's shareholders) provide for indemnification of the registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended. CP&L has insurance covering expenditures it might incur in connection with the lawful indemnification of its directors and officers for their liabilities and expenses. Officers and directors of CP&L also have insurance which insures them against certain liabilities and expenses.

     As authorized by the NCBCA, and to the fullest extent permitted by it, the CP&L Charter provides that a CP&L director will not be liable to CP&L or to any CP&L shareholder for monetary damages arising from the director's breach of his or her duties as a director. The NCBCA permits these provisions, except for (i) acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) unlawful distributions, and (iii) any transaction from which the director derived an improper personal benefit.

     The NCBCA provides directors and officers with a right to indemnification relating to official conduct when the director or officer has been wholly successful in defense of a claim. In addition, a director or officer without the right to indemnification may apply to a court for an order requiring the corporation to indemnify the director or officer in a particular case.

     The NCBCA also authorizes a corporation to indemnify directors and officers beyond the indemnification rights granted by law. The CP&L Bylaws provide that any person who is or was a director or officer of CP&L and any person who at the request of CP&L serves or has served as an officer or director (or in any position of similar authority) of any other corporation or other enterprise, including as an individual trustee under any employee benefit plan, will be reimbursed and indemnified against liability and expenses incurred by that person in connection with any action, suit or proceeding arising out of that person's status as a director or officer of CP&L (i) as authorized by a shareholder resolution adopted on December 31, 1943 (dealing with actions taken pursuant to specified governmental orders), or (ii) if that person's acts or omissions were not known or believed by him or her to be clearly in conflict with the best interests of CP&L.

ITEM 21.  EXHIBITS AND FINANCIAL SCHEDULES.

  2      --   Agreement and Plan of Merger, dated November 10, 1998, as
              amended and restated as of April 22, 1999, by and among
              Carolina Power & Light Company, North Carolina Natural Gas
              Company, and Carolina Acquisition Corporation, included as
              Annex A to the Prospectus/Proxy Statement contained in Part
              I of this Registration Statement.
  5      --   Opinion of Hunton & Williams regarding the validity of the shares of common stock of Carolina Power & Light Company to be issued in connection with the merger.
  8      --   Opinion of Hunton & Williams regarding the federal income
              tax consequences of the merger.
  12     --   NCNG Computation of Ratios.
  23(a)  --   Consent of Deloitte & Touche LLP.
  23(b)  --   Consent of Arthur Andersen LLP.

  23(c)  --   Consent of Hunton & Williams (included in Exhibits 5 and 8).
  23(d)  --   Consent of Salomon Smith Barney, Inc. (included in Exhibit
              99(a)).
  24     --   The Power of Attorney is contained on the signature page of this Registration Statement.
  99(a)  --   Opinion of Salomon Smith Barney Inc., included as Annex B to the Prospectus/Proxy Statement contained in Part I of this
              Registration Statement.
  99(b)  --   Form of Proxy of North Carolina Natural Gas Corporation.

ITEM 22.  UNDERTAKINGS.

A. The undersigned registrant hereby undertakes:

        1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

        2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. 1. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    2. The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph C.1. immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

E. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
   Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

F. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on the 10th day of May, 1999.

                                          CAROLINA POWER & LIGHT COMPANY

                                          By:   /s/ WILLIAM CAVANAUGH III
                                            ------------------------------------
                                                   William Cavanaugh III
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints William Cavanaugh III, Robert B. McGehee, and Timothy S. Goettel, and each of them (with full power to act alone) as true and lawful attorneys-in-fact, and stead, in any and all capacities, to sign any amendments to this registration statement ad to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and conforming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                     TITLE                   DATE
                      ---------                                     -----                   ----
              /s/ WILLIAM CAVANAUGH III                President and Chief Executive    May 10, 1999
-----------------------------------------------------    Officer and Director
                William Cavanaugh III

                 /s/ GLENN E. HARDER                   Executive Vice President and     May 10, 1999
-----------------------------------------------------    Chief Financial Officer (and
                   Glenn E. Harder                       principal accounting officer)

             /s/ SHERWOOD H. SMITH, JR.                Chairman of the Board            May 10, 1999
-----------------------------------------------------
               Sherwood H. Smith, Jr.

              /s/ LESLIE M. BAKER, JR.                 Director                         May 10, 1999
-----------------------------------------------------
                Leslie M. Baker, Jr.

                 /s/ EDWIN B. BORDEN                   Director                         May 10, 1999
-----------------------------------------------------
                   Edwin B. Borden

                /s/ CHARLES W. COKER                   Director                         May 10, 1999
-----------------------------------------------------
                  Charles W. Coker

                      SIGNATURE                                     TITLE                   DATE
                      ---------                                     -----                   ----

              /s/ RICHARD L. DAUGHERTY                 Director                         May 10, 1999
-----------------------------------------------------
                Richard L. Daugherty

                 /s/ ROBERT L. JONES                   Director                         May 10, 1999
-----------------------------------------------------
                   Robert L. Jones

                  /s/ ESTELL C. LEE                    Director                         May 10, 1999
-----------------------------------------------------
                    Estell C. Lee

                /s/ WILLIAM O. McCOY                   Director                         May 10, 1999
-----------------------------------------------------
                  William O. McCoy

                 /s/ J. TYLEE WILSON                   Director                         May 10, 1999
-----------------------------------------------------
                   J. Tylee Wilson

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   2       --  Agreement and Plan of Merger, dated November 10, 1998, as amended and restated as of April 22, 1999, by and among
               Carolina Power & Light Company, North Carolina Natural Gas
               Company, and Carolina Acquisition Corporation, included as
               Annex A to the Prospectus/Proxy Statement contained in Part
               I of this Registration Statement.
   5       --  Opinion of Hunton & Williams regarding the validity of the shares of common stock of Carolina Power & Light Company to be issued in connection with the merger.
   8       --  Opinion of Hunton & Williams regarding the federal income tax consequences of the merger.
  12       --  NCNG Computation of Ratios.
  23(a)    --  Consent of Deloitte & Touche LLP.
  23(b)    --  Consent of Arthur Andersen LLP.
  23(c)    --  Consent of Hunton & Williams (included in Exhibits 5 and 8).
  23(d)    --  Consent of Salomon Smith Barney, Inc. (included in Exhibit
               99(a))
  24       --  The Power of Attorney is contained on the signature page of this Registration Statement.
  99(a)    --  Opinion of Salomon Smith Barney Inc., included as Annex B to the Prospectus/Proxy Statement contained in Part I of this
               Registration Statement.
  99(b)    --  Form of Proxy of North Carolina Natural Gas Corporation.